As filed with the U.S. Securities and Exchange Commission on March 23, 2004

                                             Securities Act File No. 333-106724
                                      Investment Company Act File No. 811-21391
                                      -----------------------------------------
                          U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              --------------------
                                    FORM N-2
                        (CHECK APPROPRIATE BOX OR BOXES)

|X|  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     |   |    Pre-effective Amendment No.

     | X |    Post-effective Amendment No. 2

|X|  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
     ACT OF 1940
     | X |    Amendment No. 4


                              --------------------
                       ASA Market Neutral Equity Fund LLC
               (Exact name of Registrant as specified in Charter)
                                  The Biltmore
                     817 W Peachtree Street, NW, Suite 400
                             Atlanta, GA 30308-1144
                    (Address of principal executive offices)
              Registrant's Telephone Number, including Area Code:
                                 (404) 760-3424
                              --------------------
                               Kenneth E. Banwart
                     c/o ASA Market Neutral Equity Fund LLC
                                  The Biltmore
                     817 W Peachtree Street, NW, Suite 400
                             Atlanta, GA 30308-1144
                    (Name and address of agent for service)

                                    Copy to:
                            John A. MacKinnon, Esq.
                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                            New York, New York 10019
                              --------------------


     If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered in connection with dividend or interest reinvestment plans, check the following box. / X /



                       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT

========================================== ===================== ==================== ===================== ====================
                                                                      Proposed              Proposed
                                                  Amount               Maximum              Maximum              Amount of
                Title of                          Being            Offering Price          Aggregate           Registration
       Securities Being Registered            Registered(1)          Per Unit(1)       Offering Price(1)          Fee(2)
------------------------------------------ --------------------- -------------------- --------------------- --------------------
Common Stock ($.10 par value).........       2,000,000 shares          $25.00             $50,000,000             $4,045
========================================== ===================== ==================== ===================== ====================

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Transmitted prior to the filing date to the designated lockbox of the Securities and Exchange Commission at Mellon Bank in Pittsburgh, PA.

This amendment consists of the following:

     1.  Facing Sheet of the Regisration Statement.

     2.  Prospectus.
     3. Statement of Additional Information containing the Financial Information of the Company.
     4.  Part C of the Registration Statement (including signature page).

THIS AMENDMENT IS BEING FILED SOLELY TO INCLUDE SEED FINANCIAL INFORMATION OF THE COMPANY IN THE STATEMENT OF ADDITIONAL INFORMATION IN ACCORDANCE WITH
SECTION 14(A)(3) OF THE INVESTMENT COMPANY ACT OF 1940, IN FULFILLMENT OF UNDERTAKING NUMBER 2, MADE IN PRE-EFFECTIVE AMENDMENT NUMBER 2 TO THE COMPANY'S REGISTRATION STATEMENT, DATED NOVEMBER 24, 2003. ACCORDINGLY, THIS AMENDMENT INCLUDES AS EXHIBIT 2(N) THE CONSENT OF THE INDEPENDENT AUDITORS, AND AS
EXHIBIT 2(P) THE FORM OF AGREEMENT REGARDING PROVISION OF INITIAL CAPITAL.

                          ASA HEDGED EQUITY FUND LLC
                          ASA DEBT ARBITRAGE FUND LLC
                      ASA MARKET NEUTRAL EQUITY FUND LLC
                         ASA MANAGED FUTURES FUND LLC

                     Amendment dated March 24, 2004 to the
                      Prospectus dated November 25, 2003


                  The section "DISTRIBUTION ARRANGEMENTS - General" appearing on page 35 is amended by adding the following sentence to the third paragraph:
For the first year of operations, the fee paid by the Administrator to the Distributor will amount to $8,750 per Company. In the second year of operations, it is anticipated that the fee paid by the Administrator to the Distributor will amount to $12,500 per Company.

                  The section "DISTRIBUTION ARRANGMENTS" beginning on page 35 is amended by adding the following two subsections on page 37:

Payments to Registered Representatives

                  In addition, the Adviser will pay a fee to the Distributor to reimburse it for payments made to certain employees of the Adviser who are registered representatives of the Distributor and who are performing wholesaling activities on behalf of the Companies. Pursuant to the Underwriting Agreement, this fee will amount to 0.25% (on an annualized basis) of the aggregate value of Interests brought into each Company through the efforts of the wholesaler, and will be paid out of the Adviser's Investment Management Fee.

Compliance with Limits of the NASD, Inc.

                  Total compensation per Company paid to the Distributor by the Administrator, to Investor Service Providers by the Fund and to Registered Representatives by the Adviser will not exceed the applicable limit (presently, 8% of the offering proceeds), as determined by the National Association of Securities Dealers, Inc. Of that 8%, it is anticipated that total compensation paid to the Distributor will not exceed 0.5%, total compensation paid to Investor Service Providers will not exceed 3.75%, and total compensation paid to the Registered Representatives will not exceed 3.75%.

                            Dated November 25, 2003

                                  PROSPECTUS

                          ASA HEDGED EQUITY FUND LLC
                          ASA DEBT ARBITRAGE FUND LLC
                      ASA MARKET NEUTRAL EQUITY FUND LLC
                         ASA MANAGED FUTURES FUND LLC


                      Limited Liability Company Interests
                           -------------------------

                  Each of ASA Hedged Equity Fund LLC, ASA Debt Arbitrage Fund LLC, ASA Market Neutral Equity Fund LLC and ASA Managed Futures Fund LLC is an Illinois limited liability company (each a "Company" and together the "Companies") registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Companies each seek to achieve capital appreciation while maintaining low correlation between each other to provide diversification opportunities for risk control.

                  This Prospectus applies to the offering of units of limited liability company interest ("Interests") of the Companies. The Interests will be offered during an initial public offering period at the offering price, which is the net asset value, plus any applicable sales charge, if any, and in a continuous offering thereafter at net asset value, plus any applicable sales charge, if any, as described herein. Each Company has registered $50,000,000 of Interests for sale under the registration statement to which this Prospectus relates. No person who is admitted as a member of any Company (each an "Investor") will have the right to require such Company to redeem any Interests.

                                                 (continued on following page)
                           -------------------------

If you purchase Interests of any Company, you will become bound by the terms and conditions of the operating agreement (each an "Operating Agreement") of such Company. A copy of the Operating Agreement of each Company is attached as Appendix B to this prospectus. Investments in the Companies may be made only by "Eligible Investors" as described herein. See "Eligible Investors."

The Interests will not be listed on any securities exchange and it is not anticipated that a secondary market for the Interests will develop. The Interests are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the applicable Operating Agreement. Although the Companies may offer to repurchase Interests from time to time, Interests will not be redeemable at an Investor's option nor will they be exchangeable for Interests or shares of any other Company. As a result, an investor may not be able to sell or otherwise liquidate his or her interests. See "Repurchases of Interests and Transfers." The Interests are appropriate only for those Investors who can tolerate a high degree of risk and do not require a liquid investment.

                           -------------------------

                  Investing in a company's interests involves a high degree of risk. See "Types of Investments and Related Risks" beginning on page 21.

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
                           -------------------------

                       Total Offering of     Total Offering of ASA    Total Offering of ASA    Total Offering of ASA
                       ASA Hedged Equity    Debt Arbitrage Fund LLC   Market Neutral Equity    Managed Futures Fund
                           Fund LLC                                         Fund LLC                    LLC
                      -----------------------------------------------------------------------------------------------
Amount                    $50,000,000             $50,000,000              $50,000,000              $50,000,000
Sales Load                   None                    None                     None                     None
Proceeds                  $50,000,000             $50,000,000              $50,000,000              $50,000,000

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to Investors meeting all qualifications for investment in each Company. See "Distribution Arrangements." The Distributor expects to deliver Interests purchased in the initial offering on or about January 1, 2004, or such earlier or later date as the Distributor may determine. (See "Distribution Arrangements.")

                           -------------------------

                         Aspen Strategic Alliance LLC

                  This Prospectus concisely provides information that a prospective investor should know about a Company before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about each Company, including a statement of additional information ("SAI") dated November 25, 2003, has been filed with the Securities and Exchange Commission. The SAI is available upon request and without charge by writing the Company at the address above or by calling (866) 277-3619. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 50 of this Prospectus. The SAI, and other information about each Company, is also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

                  You should rely only on the information contained in this Prospectus. The Companies have not authorized anyone to provide you with different information. The Companies are not making an offer of Interests in any state or other jurisdiction where the offer is not permitted.

                  An investment in a Company should be considered speculative and you should invest in a Company only if you can sustain a complete loss of your investment. No guarantee or representation is made that the investment program of any Company will be successful or that any Company will achieve its investment objective.

                  THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK.

                               TABLE OF CONTENTS

                                                                          Page


SUMMARY OF THE OFFERING....................................................1

SUMMARY OF EXPENSES OF ASA HEDGED EQUITY FUND LLC.........................12

SUMMARY OF EXPENSES OF ASA DEBT ARBITRAGE FUND LLC........................13

SUMMARY OF EXPENSES OF ASA MARKET NEUTRAL EQUITY FUND LLC.................14

SUMMARY OF EXPENSES OF ASA MANAGED FUTURES FUND LLC.......................16

THE COMPANIES.............................................................17

USE OF PROCEEDS...........................................................17

STRUCTURE.................................................................17

INVESTMENT PROGRAM........................................................18

         Investment Objective.............................................18
         Investment Process...............................................18
         Investment Strategy..............................................19

TYPES OF INVESTMENTS AND RELATED RISKS....................................21

         General  ........................................................21
         Primary Investment Related Risks.................................21
         Risks of Fund-of-Hedge Funds Structure...........................28

MANAGEMENT OF THE COMPANIES...............................................30

         Board Of Directors...............................................30
         Advisory Arrangements............................................30
         The Portfolio Account Manager....................................31
         Administrative Services..........................................32
         Custodian........................................................32

CONFLICTS OF INTEREST.....................................................32

         The Adviser......................................................32
         The Sub-Adviser..................................................33
         Participation In Investment Opportunities........................33
         Other Matters....................................................34

DISTRIBUTION ARRANGEMENTS.................................................35

         General..........................................................35
         Eligible Investors...............................................36
         Purchase Fees....................................................36

REPURCHASES OF INTERESTS AND TRANSFERS....................................37

         No Right Of Redemption...........................................37
         Repurchases Of Interests.........................................37
         Repurchase Procedures............................................38
         Mandatory Redemption By Each Company.............................40
         Transfers of Interests...........................................40

CALCULATION OF NET ASSET VALUE............................................41

CAPITAL ACCOUNTS..........................................................43

         General..........................................................43
         Allocation Of Net Profits And Losses.............................44
         Allocation Of Special Items......................................44
         Reserves.........................................................45
         Voting...........................................................45

BROKERAGE.................................................................45

TAX TREATMENT.............................................................46

ACCOUNTANTS AND LEGAL COUNSEL.............................................47

SUMMARY OF LLC AGREEMENTS.................................................47

         Liability Of Investors...........................................48
         Duty Of Care.....................................................48
         Power Of Attorney................................................48
         Term, Dissolution And Liquidation................................48

FISCAL YEAR...............................................................49

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..............50


APPENDIX A - Investor Eligibility Certification..........................A-1


APPENDIX B - Form of Operating Agreement.................................B-1

                            SUMMARY OF THE OFFERING

The Companies            Each of ASA Hedged Equity Fund LLC, ASA
                         Debt Arbitrage Fund LLC, ASA Market Neutral Equity
                         Fund LLC and ASA Managed Futures Fund LLC is an
                         Illinois limited liability company (each a "Company" and together the "Companies") registered under the Investment Company Act of 1940, as amended (the "1940
                         Act"), as a closed-end, non-diversified, management investment company.

                         The investment adviser of each Company is Aspen Strategic Alliance LLC, a registered investment adviser (the "Adviser"). As described further below, the Adviser has enlisted Guidance Capital LLC, a registered investment adviser (the "Sub-Adviser"), to serve as sub-adviser to each of the Companies.

Investment Program       The Companies each seek to achieve capital
                         appreciation, while maintaining low correlation between each other to provide diversification opportunities for risk control. The Companies deploy assets within four different investment strategies, among selected groups of asset managers who may be managers of funds (in which case the Companies will invest in such funds) or who may manage accounts for the Companies (each a "Portfolio Manager" and together "Portfolio Managers"). Portfolio Managers generally conduct their investment programs through unregistered investment vehicles that have investors, other than a Company (collectively, the "Investment Funds").

                         ASA Hedged Equity Fund LLC seeks to achieve long-term capital appreciation by investing with Portfolio Managers who invest primarily in equity securities, and employ short selling to enhance returns from stock selection, profit from market trends, and mitigate the risk arising from market declines.

                         ASA Debt Arbitrage Fund LLC seeks to achieve consistent capital appreciation through investing with Portfolio Managers utilizing convertible arbitrage and fixed-income arbitrage to take advantage of pricing inefficiencies.

                         ASA Market Neutral Equity Fund LLC seeks to achieve consistent capital appreciation through investing with Portfolio Managers who employ balanced long/short equity strategies to achieve returns from stock selection while shielding against movements of the broad market.

                         ASA Managed Futures Fund LLC seeks to achieve capital appreciation through investing with Portfolio Managers who trade diversified portfolios of futures in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices.

                         It will be the responsibility of the Adviser (or a person or entity designated by the Adviser) to research and select the Portfolio Managers for each Company, to satisfy itself as to the suitability of the terms and conditions of the funds they manage or, where relevant, to negotiate the respective portfolio management agreements, and to allocate and reallocate the assets of each Company among Portfolio Managers. The Adviser will make its allocation decisions for each Company based on its view of the optimal mix of investment sectors and styles.

                         Each Company currently intends to invest its assets primarily in Investment Funds. Each Company also may invest its assets directly pursuant to investment management agreements, granting the Portfolio Managers discretionary investment authority on a managed account basis. (Any arrangement in which a Company retains a Portfolio Manager to manage a separate account is referred to as a "Portfolio Account"). Some of the investments may be made through one or more investment entities for which the Adviser, the Sub-Adviser or an associated person of either may serve as the general partner, managing member, sponsor or manager.

                         Unregistered investment funds typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) over the types of securities that may be owned, the types of trading strategies employed, and in some cases, the amount of leverage that can be used. Each Portfolio Manager may use various investment techniques for hedging and non-hedging purposes. Portfolio Managers may sell securities short in an effort to profit from anticipated declines in prices of securities and to seek to limit exposure to a possible market decline. Portfolio Managers also may purchase and sell options and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus, and may, from time to time, maintain significant cash positions. The use of these techniques may be an integral part of a Portfolio Manager's investment program, and involves certain risks. Each Portfolio Manager may use leverage and may invest in illiquid and restricted securities, which also entails risk. See "Types of Investments and Related Risk Factors."

                         For purposes of each Company's investment restrictions and the investment limitations under the 1940 Act, each Company will look through the Portfolio Accounts managed by the Portfolio Managers to their underlying securities. Other Investment Funds in which the Company invests, however, are not subject to the Company's investment restrictions and, unless registered under the 1940 Act, are generally not subject to any investment limitations under the 1940 Act. Each Company may invest in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Interests or for other purposes.

Board of Directors       Each Company's Board of Directors has overall
                         responsibility for monitoring and overseeing that Company's investment program and its management and operations. The Board of Directors will carry out its oversight obligations as may be required by the 1940 Act, state law or other applicable laws or regulations. As used herein, the term "Director" is synonymous with the term "manager" within the meaning of the Illinois Limited Liability Company
                         Act. Each Investor will be deemed to have voted for the election of each initial Director. Any vacancy on the Board of Directors may be filled by the remaining Directors, except to the extent the 1940
                         Act requires the election of Directors by the Investors. A majority of the Directors are not "interested persons" (as defined by the 1940 Act) of the Company, the Adviser or the Sub-Adviser. See
                         "Management of the Companies-- The Board of
                         Directors" and "--Voting."

The Adviser              The Adviser has been registered as an investment
                         adviser under the Advisers Act since July 11, 2003.
                         As of August 31, 2003, the Adviser and its affiliates managed in excess of $55 million of client assets.

                         Pursuant to an investment advisory agreement with each Company (each, an "Investment Management Agreement"), the Adviser is responsible for developing, implementing and supervising each Company's investment program and providing day-to-day management services, as well as various administrative services, to each Company. The Adviser is authorized, subject to the approval of the Board and Investors, to retain a sub-adviser to provide any or all of the investment advisory services required to be provided by the Adviser to each Company or to assist in providing these services.

                         In consideration of services provided by the Adviser, each Company pays the Adviser a fee (the "Investment Management Fee") computed and paid monthly in arrears at the annual rate of 1.50% of the aggregate value of outstanding Interests of that Company determined as of the last business day of each month.

The Sub-Adviser          Guidance Capital LLC (the "Sub-Adviser") has been
                         retained by the Adviser to serve as a sub-adviser to each Company. The Sub-Adviser assists with the selection of Portfolio Managers for each of the Companies, and may make allocation recommendations for those Companies, subject to the general supervision of the Adviser. The Sub-Adviser is registered as an investment adviser under the Advisers Act. As of August 31, 2003, the Sub-Adviser managed in excess of $225 million of client assets.
                         As compensation for the services provided by the Sub-Adviser, the Adviser pays the Sub-Adviser an annual fee equal to 0.75% of the aggregate month-end value of outstanding Interests of each Company sub-advised by the Sub-Adviser. The fee paid to the Sub-Adviser is paid in arrears on a monthly basis out of the Investment Management Fee received by the Adviser, and is not an expense of any Company. See
                         "Management of the Companies--Advisory
                         Arrangements."

The Portfolio            Pursuant to a separate agreement with ASA Market
Account Manager          Neutral Equity Fund LLC, QED CapitalWorks LLC, an
                         affiliate of the Adviser ("QED"), will manage a Portfolio Account for that Company (the "QED
                         Portfolio Account"). Subject to the approval of the Board of Directors, the Adviser will allocate less than 25% of the Company's assets to the QED
                         Portfolio Account.

                         QED is registered under the Advisers Act. As of August 31, 2003 QED and its affiliates managed in excess of $55 million of client assets. For its services, QED will receive an annual management fee of 1.7% of the aggregate value of the outstanding Interests of ASA Market Neutral Equity Fund LLC managed by QED in the QED Portfolio Account, calculated as of the last business day of each month and paid monthly in arrears, and a quarterly incentive allocation of 15% of the net profits earned by the QED Portfolio Account.

Administrator            Each Company has retained Aspen Strategic Alliance
                         LLC (the "Administrator") to serve as its primary administrator and to provide certain administration, accounting, transfer agency and investor services.
                         Fees payable to the Administrator for these services and reimbursement for the Administrator's out-of-pocket expenses will be paid by each Company.
                         The Administrator has contracted with PFPC Inc to provide certain sub-administration, accounting and investor services. See "Management of the Companies-- Administrative Services."

Custodian                Each Company has retained PFPC Trust Company ("PFPC
                         Trust") to provide certain custodial services for that Company. In addition, ASA Market Neutral Equity
                         Fund LLC has retained Custodial Trust Company
                         ("Custodial Trust", and together with PFPC Trust, the "Custodians") to custody the assets of the QED
                         Portfolio Account. Fees payable to the Custodians for these services and reimbursement for each Custodian's out-of-pocket expenses will be paid by each Company.
                         See "Management of the Companies -- Custodians."

The Offering             Each Company is offering $50,000,000 of Interests
                         through PFPC Distributors, Inc. (the "Distributor"), and through brokers, dealers and certain financial institutions, that have entered into selling agreements with the Distributor ("Selling Agents").
                         See "Distribution Arrangements." It is expected that the initial offering of Interests will close on January 1, 2004. The Board of Directors, however, in its sole discretion, may postpone the closing date for up to 90 days. Thereafter, the Board may accept initial and additional subscriptions for Interests as of the first day of each month, or at such other times as may be determined by the Board.

                         The minimum initial investment in a Company by an Investor is $25,000, with additional investments made in increments of $1,000. Subsequent investments must be at least $1,000. The Distributor may reduce the minimum investment in a Company for an Investor with substantial assets under management with the Adviser.

Initial Offering         The organizational and initial offering costs of
Expenses                 each Company are being borne voluntarily by the
                         Adviser, and no Company will be responsible for such expenses.

Investor Qualifications Interests are being offered only to investors who represent that they are individuals or companies (other than investment companies) that have a net worth (or, in the case of individuals, a joint net worth with their spouse) immediately prior to the time of purchase in excess of $1.5 million or that they meet certain other qualification requirements. Existing Investors who purchase additional Interests will be required to meet the Fund's eligibility criteria at the time of the additional purchase. Any transferee of Interests must satisfy the Fund's eligibility criteria at the time of transfer. See "Repurchases of Interests and Transfers -- Transfers of Interests."

                        Interests may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, each as defined in the Internal Revenue Code of 1986, as amended.

                        An Investment In Each Company Involves Substantial
                        Risks.

                        It is possible that an investor may lose some or all of its investment. Before making an investment decision, an investor should (i) consider the suitability of this investment with respect to its investment objectives and personal situation and
                        (ii) consider factors such as its personal net worth, income, age, risk tolerance and liquidity needs.

Investor Servicing Fee  Each Company pays a quarterly fee to the Distributor to reimburse it for payments made to selling agents and/or certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in each Company that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor

                        Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by Investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider. Investors should be aware that certain Investor Service Providers may not provide services, and should consult their Investor Service Provider to find out what services, if any, will be provided. See "Investor Servicing Arrangements."

Limited Liquidity and   Each Company is a closed-end management investment
Transfer Restrictions   company. Closed-end funds differ from open-end
                        management investment companies (commonly known as mutual funds) in that investors in a closed-end fund, such as a Company, do not have the right to redeem their shares or interests on a daily basis.
                        Thus, Investors do not have the right to require a Company to redeem Interests.

                        In addition, there is no public market for Interests and none is expected to develop. With very limited exceptions, Interests are not transferable, and liquidity will be provided only through repurchase offers made from time to time by a Company, as described below. If an Investor attempts to transfer its Interest in violation of the relevant Operating Agreement, the transfer will not be permitted and will be void. An investment in a Company is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Interests and should be viewed as a long-term investment.

Repurchases of          Each Company may, from time to time, offer to
Interests               repurchase outstanding pursuant to Interests written
                        tenders by Investors. Repurchase offers will be made at such times and on such terms as may be determined by the Board of each Company in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests.
                        The Adviser expects that it will recommend to each Board that each Company offer to repurchase
                        Interests as of March 31, 2004, and thereafter, twice each year, as of September 30 and March 31.
                        Investors who tender their entire interest will be paid 95% of the estimated value of those Interests, with the balance paid approximately 60 days after the fiscal year-end audit. Payments for repurchase requests will be made within 5 days of the request in the form of a promissory note which entitles the holder to the value of his interest within twenty days of the note.

                        If a repurchase offer is oversubscribed by Investors who tender Interests, each Company will repurchase only a pro rata portion of the Interest tendered by each Investor. In addition, an Investor who tenders for repurchase only a portion of an Interest will be required to maintain a minimum capital account balance of $5,000. Each Company has the right to reduce the portion of an Interest to be repurchased from an Investor so that the required minimum capital account balance is maintained.

                        Each Company may redeem all or part of an Interest if, among other reasons, ownership of an Interest by an Investor would cause such Company, the Adviser or Sub-Adviser to be in violation of the securities, commodities or other laws of the U.S. or any other relevant jurisdiction. See "Repurchases of Interests and Transfers--No Right of Redemption," "--Repurchases of Interests" and "--Mandatory Redemption by Each Company."

Taxation Counsel to each Company has rendered an opinion that each Company will be treated as a partnership and not as an association taxable as a corporation for Federal income tax purposes. Counsel to each Company has also rendered its opinion that, under a "facts and circumstances" test set forth in regulations adopted by the U.S. Treasury Department, each Company will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, each Company should not be subject to Federal income tax, and each Investor will be required to report on its own annual tax return such Investor's distributive share of each Company's taxable income or loss.

                        If it were determined that a Company should be treated as an association or a publicly traded partnership taxable as a corporation (as a result of a successful challenge to the opinions rendered by counsel to that Company or otherwise), the taxable income of that Company would be subject to corporate income tax and any distributions of profits from that Company would be treated as dividends. See "Tax Treatment."

ERISA Plans And Other   Because each Company and the Investment Funds may
Tax-Exempt Entities     use leverage, investors subject to the Employee
                        Retirement Income Security Act of 1974, as amended
                        ("ERISA") and other tax-exempt investors may incur income tax liability to the extent a Company's transactions are treated as giving rise to unrelated business taxable income. The Companies are not designed for investment by charitable remainder trusts and, therefore, such trusts may not purchase
                        Interests. See "Tax Treatment."

Types of Investments    An investment in a Company involves significant
and Related Risks       risks. The following principal investment risks
                        should be carefully evaluated before making an investment in any of the Companies:

                                  Achievement of the Companies' Investment
                         Goal and Objective. No assurance can be given that any Company will achieve its goal of providing investors with the investment benefits of a variety of money managers while seeking to lessen the risks associated with any one money manager. In addition, no assurance can be given that any Company will achieve its investment objective of long-term growth of capital with reduced volatility.

                                  General Trading Risks. Substantial risks,
                         including market risks, are involved in trading in U.S. and foreign government securities, corporate securities, commodity and financial futures, options and the various other financial instruments and investments in which the Portfolio Managers will trade. Substantial risks are also involved in borrowing and lending against such investments. The prices of these investments are volatile, market movements are difficult to predict and financing sources and related interest and exchange rates are subject to rapid change. One or more markets in which the Portfolio Managers will trade may move against the positions held by them, thereby causing substantial losses.

                                  Leverage; Short Sales; Options. The
                         Portfolio Managers to which a Company allocates its funds may employ leverage, may engage in the "short selling" of securities and may write or purchase options. While the use of borrowed funds and "short sales" can substantially improve the return on invested capital, their use may also increase any adverse impact to which the investments of such Company may be subject. Selling securities short, while often used to hedge investments, does run the risk of losing an amount greater than the initial investment in a relatively short period of time. A short sale involves the risk of a theoretically unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. The writing or purchasing of an option also runs the risk of losing the entire investment or of causing significant losses to a Company in a relatively short period of time.

                                  Illiquidity. Because of the limitation on
                         withdrawal rights and the fact that limited liability company interests are not tradable, and furthermore, due to the fact that a Company may invest with Portfolio Managers who do not permit frequent withdrawals, an investment in a Company is a relatively illiquid investment and involves a high degree of risk.

                                  The Adviser may invest in investment
                         partnerships or other investment entities that may not allow withdrawals or redemptions for significant periods of time, especially if such investments are in illiquid instruments.

                                  A subscription for limited liability company
                         interests should be considered only by persons financially able to maintain their investment and who can afford a substantial loss of their investment.

                                  Futures. Futures prices are highly volatile,
                         with price movements being influenced by a multitude of factors such as supply and demand relationships, government trade, fiscal, monetary and exchange control policies, political and economic events and emotions in the marketplace. Futures trading is also highly leveraged. Further, futures trading may be illiquid as a result of daily limits on movements of prices. Finally, a Company's futures trading could be adversely affected by speculative position limits. ASA Hedged Equity Fund LLC and ASA Market Neutral Equity Fund

                         LLC may only use futures for hedging purposes.

                                  Fixed-Income Securities. Portfolio Managers
                         may invest in fixed-income securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). See "Types of Investments and Related Risks--Fixed Income Securities."

                                  High Yield Securities. The Portfolio
                         Managers retained by a Company may invest in "high yield" bonds and preferred securities that are rated below investment grade by the established rating services (Ba or lower by Moody's Investors, Service, Inc. ("Moody's"), BB or lower by Standard & Poor's Rating Services ("Standard & Poor's") or BB or lower by Fitch, Inc. ("Fitch") or, if unrated, are considered by the Portfolio Manager to be of comparable quality. Such securities involve a greater risk of default than higher rated instruments. See "Types of Investments and Related Risks--High Yield Securities."

                                  Distressed Securities. The Portfolio
                         Managers retained by a Company may also invest in distressed securities, which are securities issued by companies that are involved in bankruptcy or insolvency proceedings or experiencing other financial difficulties at the time of acquisition by an Investment Fund, or are rated in the lowest rating categories (Ca or lower by Moody's, CC or lower by Standard & Poor's or BB or lower by Fitch or, if unrated, are considered by the Portfolio Manager to be of comparable quality). The performance of investments in distressed securities may be adversely affected to a greater extent by specific economic developments affecting an issuer, or by a general economic downturn, than investment in securities of issuers not facing such difficulties. See "Types of Investments and Related Risks--Distressed Securities."

                                  Convertible Securities. Portfolio Managers
                         may invest in convertible securities, which are subject to the risks inherent both in debt and equity investments, including adverse fluctuations in stock prices, and bankruptcy or default of the issuer. Portfolio Managers may hedge the risks inherent in the purchase of convertible securities through a combination of a short sale of the underlying common stock, the sale of straight debt of the issuer, the purchase or sale of options on common stock, the short sale of treasury bonds or treasury options and/or the use of futures. In addition, a hedged portfolio will be leveraged with debt provided by brokers.

                                  Each Portfolio Manager's hedging strategies
                         may be intended to reduce such risks, but there can be no assurance that it will be successful in doing so. These hedging strategies have inherent risks of their own and may not perform as anticipated. Also, the risks inherent in each Company's portfolio will be magnified through the use of leverage.

                                  Small Cap Stocks. At any given time, a
                         Company may have significant investments in smaller-to medium-sized companies of a less seasoned nature whose securities are traded in the over-the-counter market. These "secondary" securities often involve significantly greater risks than the securities of larger, better-known companies. See "Types Of Investments And Related Risks--Small Cap Stocks."

                                  In addition, each Company is subject to the
                         following additional risks by nature of its status as a registered fund of hedge funds:

                                  Non-Diversification. Each Company is
                         classified as "non-diversified" under the 1940 Act, and it is possible that several Portfolio Managers in any Company may take substantial positions in the same security or group of securities at the same time. This lack of diversification may subject the investments of such Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

                                  Concentration. Investment Funds may, in some
                         cases, concentrate their investments in a single industry or group of related industries, which can increase the sensitivity of their investment returns to economic factors affecting that industry or group of industries.

                                  Activities of Portfolio Managers. The
                         Adviser will have no control over the day-to-day operations of any of the selected Portfolio Managers. As a result, there can be no assurance that every Portfolio Manager engaged by a Company will invest on the basis expected by the Adviser.

                                  Lack of Operating History. Each Company is a
                         newly formed entity that does not have any operating history that investors can use to evaluate its investment performance. Further, some of the Portfolio Managers with whom a Company may invest have limited track records. Although the principals of the Adviser have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, a Company's investment program should be evaluated on the basis that there can be no assurance that the Adviser's assessments of Portfolio Managers, and in turn its assessments of the short-term or long-term prospects of investments, will prove accurate.

                                  Unrelated Business Taxable Income for
                         Certain Tax-Exempt Investors. Pension and profit-sharing plans, Keogh plans, individual retirement accounts and other tax-exempt investors may realize "unrelated business taxable income" as a result of an investment in a Company since such Company may allocate funds to Portfolio Managers who employ leverage or margin. See "Tax Treatment." Any tax-exempt investor should consult its own tax advisor with respect to the effect of an investment in a Company on its own tax situation.

                                  Conflicts of Interest. The Adviser and its
                         members, officers, affiliates and/or employees may have other clients, establish other client relationships (including funds and managed accounts) and give advice or take action with respect to such other clients that differs from the advice given with respect to a Company, as well as trade for their own accounts. Similarly, the Portfolio Managers may serve as investment managers for other clients and invest for their own accounts, and such other clients may have investments in the same or similar securities or use the same or similar strategies as a Company. As a result of the foregoing, the Adviser and the Portfolio Managers (and their respective principals, officers, affiliates and employees) may have conflicts of interest in allocating their time and activity between the Companies and other clients and in allocating investments among the Companies and other clients, including ones in which the Adviser or the Portfolio Managers (and their respective affiliates) may have a greater financial interest.

                                  The Adviser is under common control with
                         QED, which will manage a Portfolio Account for ASA Market Neutral Equity Fund L.L.C. QED will earn both a management fee and an incentive allocation with respect to the Portfolio Account. A conflict of interest exists in that the Adviser has an incentive to allocate assets to QED since it will indirectly benefit from the fees earned by QED. See "Conflicts of Interest."

                                  Although all the risks considered by each
                         Company to be principal and certain additional risks of investing in a Company have been described above, the foregoing list does not purport to be a complete explanation of the risks involved in this offering. Prospective Investors should read the entire prospectus before determining to invest in any of the Companies.

               SUMMARY OF EXPENSES OF ASA HEDGED EQUITY FUND LLC

                  The following table illustrates the expenses and fees that ASA Hedged Equity Fund LLC expects to incur and that investors can expect to bear.

Investor Transaction Expenses
     Maximum Sales Load (as a percentage of offering price).....     None (1)

Annual Expenses (as a percentage of net assets attributable to Interests)
     Investment Management Fee..................................     1.50%
     Investor Servicing Fee.....................................     0.20% (2)
     Other Expenses.............................................     0.73% (3)
     Total Annual Expenses......................................     2.43 %

(1) Although the Company does not charge a sales load, certain Investors who purchase Interests through a financial advisor may be charged a purchase fee of up to 3% by that financial advisor.

(2) The Company shall pay a quarterly fee to the Distributor to reimburse it for payments made to certain investor service providers in an amount with respect to each Investor Service Provider, not to exceed the lesser of 0.60% (on an annualized basis) of the aggregate value of the outstanding Interests held by Investors that receive services from the Investor Service Provider; or (ii) the Distributor's actual payments to the Investor Service Provider. It is estimated that this will amount to 0.20%.

(3) Reflects all expected ordinary operating expenses other than the Investment Management Fee. The Adviser will be responsible for the organizational and initial offering costs of the Company. See "Management of the Companies -- Fees and Expenses."

                  The purpose of the table above is to assist prospective investors in understanding the various costs and expenses investors in ASA Hedged Equity Fund LLC will bear directly or indirectly. "Other Expenses," as shown above, is an estimate, assuming net assets of $50 million. For a more complete description of the various costs and expenses of the Company, see "Management of the Companies -- Fees and Expenses." In addition to the costs and expenses that investors in ASA Hedged Equity Fund LLC will bear directly or indirectly, ASA Hedged Equity Fund LLC will bear costs and expenses as an investor in Investment Funds, and will also bear costs and expenses in connection with the maintenance of Portfolio Accounts, which are not reflected in the table and will reduce ASA Hedged Equity Fund LLC's investment returns. For instance, Investment Funds will charge an investment management fee ranging up to 2% of net assets held in the Investment Fund, plus an incentive fee ranging from 10% to 25% of net profits earned by the Investment Fund.

                                                      EXAMPLE 1
                                      1 YEAR     3 YEARS    5 YEARS    10 YEARS
An investor would pay the following     $26        $78        $134       $285
expenses on a $1,000 investment,
assuming a 5% annual return:
                                                      EXAMPLE 2
                                      1 YEAR     3 YEARS    5 YEARS    10 YEARS
An investor would pay the following    $638      $1,961      $3,349     $7,129
expenses on a $25,000 investment,
assuming a 5% annual return:


THE EXAMPLES ABOVE ARE BASED ON THE FEES AND EXPENSES SET FORTH ABOVE AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, AND THE FUND'S ACTUAL RATE OF RETURN MAY BE GREATER OR LESS THAN THE HYPOTHETICAL 5% RETURN ASSUMED IN THE EXAMPLES.

              SUMMARY OF EXPENSES OF ASA DEBT ARBITRAGE FUND LLC

                  The following table illustrates the expenses and fees that ASA Debt Arbitrage Fund LLC expects to incur and that investors can expect to bear.

Investor Transaction Expenses
     Maximum Sales Load (as a percentage of offering price)......    None (1)

Annual Expenses (as a percentage of net assets attributable to Interests)
     Investment Management Fee...................................    1.50%
     Investor Servicing Fee......................................    0.20% (2)
     Other Expenses..............................................    0.73% (3)
     Total Annual Expenses.......................................    2.43%

(1) Although the Company does not charge a sales load, certain Investors who purchase Interests through a financial advisor may be charged a purchase fee of up to 3% by that financial advisor.

(2) The Company shall pay a quarterly fee to the Distributor to reimburse it for payments made to certain investor service providers in an amount with respect to each Investor Service Provider, not to exceed the lesser of 0.60% (on an annualized basis) of the aggregate value of the outstanding Interests held by Investors that receive services from the Investor Service Provider; or (ii) the Distributor's actual payments to the Investor Service Provider. It is estimated that this will amount to 0.20%.

(3) Reflects all expected ordinary operating expenses other than the Investment Management Fee. The Adviser will be responsible for the organizational and initial offering costs of the Company. See "Management of the Companies -- Fees and Expenses."

                  The purpose of the table above is to assist prospective investors in understanding the various costs and expenses investors in ASA Debt Arbitrage Fund LLC will bear directly or indirectly. "Other Expenses," as shown above, is an estimate, assuming net assets of $50 million. For a more complete description of the various costs and expenses of the Company, see "Management of the Companies -- Fees and Expenses." In addition to the costs and expenses that investors in ASA Debt Arbitrage Fund LLC will bear directly or indirectly, ASA Debt Arbitrage Fund LLC will bear costs and expenses as an investor in Investment Funds, and will also bear costs and expenses in connection with the maintenance of Portfolio Accounts, which are not reflected in the table and will reduce ASA Debt Arbitrage Fund LLC's investment returns. For instance, Investment Funds will charge an investment management fee ranging up to 2% of net assets held in the Investment Fund, plus an incentive fee ranging from 10% to 25% of net profits earned by the Investment Fund.

                                                       EXAMPLE 1
                                           1 YEAR   3 YEARS  5 YEARS   10 YEARS
An investor would pay the following          $26      $78      $134      $285
expenses on a $1,000 investment, assuming
a 5% annual return:
                                                       EXAMPLE 2
                                           1 YEAR   3 YEARS  5 YEARS   10 YEARS
An investor would pay the following         $638    $1,961    $3,349    $7,129
expenses on a $25,000 investment,
assuming a 5% annual return:


THE EXAMPLES ABOVE ARE BASED ON THE FEES AND EXPENSES SET FORTH ABOVE AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, AND THE FUND'S ACTUAL RATE OF RETURN MAY BE GREATER OR LESS THAN THE HYPOTHETICAL 5% RETURN ASSUMED IN THE EXAMPLES.

           SUMMARY OF EXPENSES OF ASA MARKET NEUTRAL EQUITY FUND LLC

                  The following table illustrates the expenses and fees that ASA Market Neutral Equity Fund LLC expects to incur and that investors can expect to bear.

Investor Transaction Expenses
     Maximum Sales Load (as a percentage of offering price).......     None (1)

Annual Expenses (as a percentage of net assets attributable to Interests)
     Investment Management Fee Paid to the Adviser................     1.50%

Investment Management Fee Paid to QED (as a percentage of a maximum of
24.9% net assets to be managed by QED)............................     0.42% (2)

     Investor Servicing Fee.......................................     0.20% (3)

     Other Expenses...............................................     0.73% (4)

     Total Annual Expenses (excluding incentive fees paid to QED).     2.85%

Incentive Fee Paid to QED (as a percentage of net profits
on assets actually managed by QED)................................     15% (5)

(1) Although the Company does not charge a sales load, certain Investors who purchase Interests through a financial advisor may be charged a purchase fee of up to 3% by that financial advisor.

(2) The investment management fee paid to QED is only charged on the assets of the Company actually managed by QED. It is anticipated that less than 25% of the assets of the Company will be advised by QED, and therefore, the maximum Incentive Management Fee paid to QED, expressed as a percentage of net assets attributable to Interests, will not exceed 0.42%.

(3) The Company shall pay a quarterly fee to the Distributor to reimburse it for payments made to certain investor service providers in an amount with respect to each Investor Service Provider, not to exceed the lesser of 0.60% (on an annualized basis) of the aggregate value of the outstanding Interests held by Investors that receive services from the Investor Service Provider; or (ii) the Distributor's actual payments to the Investor Service Provider. It is estimated that this will amount to 0.20%.

(4) Reflects all expected ordinary operating expenses other than the Investment Management Fee. The Adviser will be responsible for the organizational and initial offering costs of the Company. See "Management of the Companies -- Fees and Expenses."

(5) Generally, at the end of each fiscal quarter, an incentive allocation of 15% of the net profits, if any, that have been credited to the Capital Account of an Investor, based on assets managed by QED will be credited to QED. This incentive allocation will be applied on a "high water mark" basis such that in the event the assets managed by QED incur a net loss with respect to one fiscal quarter, no incentive allocation will be made for any subsequent fiscal quarter until such net loss is first recovered (taking into account subsequent allocations of assets to and from the management of QED). This incentive allocation is only charged on assets actually managed by QED.

                  The purpose of the table above is to assist prospective investors in understanding the various costs and expenses investors in ASA Market Neutral Equity Fund LLC will bear directly or indirectly. "Other Expenses," as shown above, is an estimate, assuming net assets of $50 million. For a more complete description of the various costs and expenses of the Company, see "Management of the Companies -- Fees and Expenses." In addition to the costs and expenses that investors in ASA Market Neutral Equity Fund LLC will bear directly or indirectly, ASA Market Neutral Equity Fund LLC will bear costs and expenses as an investor in Investment Funds, and will also bear costs and expenses in connection with the maintenance of Portfolio Accounts, which are not reflected in the table and will reduce ASA Market Neutral Equity Fund LLC's investment returns. For instance, Investment Funds will charge an investment management fee ranging up to 2% of net assets held in the Investment Fund, plus an incentive fee ranging from 10% to 25% of net profits earned by the Investment Fund.

                                                         EXAMPLE 1
                                               1 YEAR 3 YEARS  5 YEARS  10 YEARS
An investor would pay the following expenses    $32     $97      $165     $348
on a $1,000 investment, assuming a 5% annual
return:
                                                         EXAMPLE 2
                                               1 YEAR 3 YEARS  5 YEARS  10 YEARS
An investor would pay the following expenses    $795   $2,432   $4,136   $8,704
on a $25,000 investment, assuming a 5%
annual return:


THE EXAMPLES ABOVE ARE BASED ON THE FEES AND EXPENSES SET FORTH ABOVE AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, AND THE FUND'S ACTUAL RATE OF RETURN MAY BE GREATER OR LESS THAN THE HYPOTHETICAL 5% RETURN ASSUMED IN THE EXAMPLES.

              SUMMARY OF EXPENSES OF ASA MANAGED FUTURES FUND LLC

                  The following table illustrates the expenses and fees that ASA Managed Futures Fund LLC expects to incur and that investors can expect to bear.

Investor Transaction Expenses
     Maximum Sales Load (as a percentage of offering price)...         None (1)

Annual Expenses (as a percentage of net assets attributable to Interests)
     Investment Management Fee................................         1.50%
     Investor Servicing Fee...................................         0.20% (2)
     Other Expenses...........................................         0.73% (3)
     Total Annual Expenses....................................         2.43%

(1) Although the Company does not charge a sales load, certain Investors who purchase Interests through a financial advisor may be charged a purchase fee of up to 3% by that financial advisor.

(2) The Company shall pay a quarterly fee to the Distributor to reimburse it for payments made to certain investor service providers in an amount with respect to each Investor Service Provider, not to exceed the lesser of 0.60% (on an annualized basis) of the aggregate value of the outstanding Interests held by Investors that receive services from the Investor Service Provider; or (ii) the Distributor's actual payments to the Investor Service Provider. It is estimated that this will amount to 0.20%.

(3) Reflects all expected ordinary operating expenses other than the Investment Management Fee. The Adviser will be responsible for the organizational and initial offering costs of the Company. See "Management of the Companies -- Fees and Expenses."

         The purpose of the table above is to assist prospective investors in understanding the various costs and expenses investors in ASA Managed Futures Fund LLC will bear directly or indirectly. "Other Expenses," as shown above, is an estimate, assuming net assets of $50 million. For a more complete description of the various costs and expenses of the Company, see "Management of the Companies -- Fees and Expenses." In addition to the costs and expenses that investors in ASA Managed Futures Fund LLC will bear directly or indirectly, ASA Managed Futures Fund LLC will bear costs and expenses as an investor in Investment Funds, and will also bear costs and expenses in connection with the maintenance of Portfolio Accounts, which are not reflected in the table and will reduce ASA Managed Futures Fund LLC's investment returns. For instance, Investment Funds will charge an investment management fee ranging up to 2% of net assets held in the Investment Fund, plus an incentive fee ranging from 10% to 25% of net profits earned by the Investment Fund.

                                                       EXAMPLE 1
                                              1 YEAR  3 YEARS  5 YEARS  10 YEARS
An investor would pay the following expenses    $26     $78      $134     $285
on a $1,000 investment, assuming a 5% annual
return:
                                                       EXAMPLE 2
                                              1 YEAR  3 YEARS  5 YEARS  10 YEARS
An investor would pay the following expenses   $638   $1,961    $3,349   $7,129
on a $25,000 investment, assuming a 5%
annual return:


THE EXAMPLES ABOVE ARE BASED ON THE FEES AND EXPENSES SET FORTH ABOVE AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, AND THE FUND'S ACTUAL RATE OF RETURN MAY BE GREATER OR LESS THAN THE HYPOTHETICAL 5% RETURN ASSUMED IN THE EXAMPLES.

                                 THE COMPANIES

                  Each of ASA Hedged Equity Fund LLC, ASA Debt Arbitrage Fund LLC, ASA Market Neutral Equity Fund LLC and ASA Managed Futures Fund LLC (each a "Company" and together the "Companies") is an Illinois limited liability company registered under the Investment Company of 1940, as amended (the "1940 Act") as a non-diversified, closed-end, management investment company. Aspen Strategic Alliance LLC, a Delaware limited liability company and a registered investment adviser, is the investment adviser of each of the Companies (the "Adviser"). As described further below, the Adviser has enlisted Guidance Capital LLC, a registered investment adviser (the "Sub-Adviser") to serve as sub-adviser to each Company.

                                USE OF PROCEEDS

                  Each Company will invest the net proceeds of the offering in accordance with its investment objective, investment policies and principal strategies as soon as practicable after the closing of the initial offering of Interests. Based on current market conditions, the Adviser expects that each Company will be fully invested within three months. Pending full investment of the proceeds of the offering in Investment Funds or though Portfolio Accounts, the proceeds of the offering will be invested in short-term, high quality debt securities.

                                   STRUCTURE

                  Each Company is a specialized investment vehicle that combines many of the features of a private investment fund with those of a closed-end investment company. Private investment funds are unregistered, commingled asset pools that may be leveraged, managed aggressively and offered in large minimum denominations, often over $1 million, through private placements to a limited number of high net worth individual and institutional investors. The general partners or managing members of these entities are typically compensated through asset-based fees and incentive-based allocations. Closed-end investment companies are 1940 Act-registered pools typically organized as corporations or business trusts that are usually managed more conservatively than most private investment funds, subject to relatively modest minimum investment requirements (often less than $2,000), and publicly offered to a broad range of investors. The advisers to these companies typically are compensated through asset-based, but not incentive-based, fees.

                  Each Company is similar to unregistered private investment funds in that (i) its underlying portfolio may be more aggressively managed than other investment companies, (ii) interests in each Company will be sold in comparatively large minimum denominations solely to high net worth individual and institutional investors and will be restricted as to transfer and (iii) the Investors' capital accounts in each Company will be subject to asset-based fees and, indirectly through the Investment Funds, incentive-based allocations.

                  Each Company is a "fund of funds" that enables Investors, through one investment, to participate in the investment programs of a professionally selected group of asset managers without being subject to the high minimum investment requirements that many asset managers typically impose. Each Company provides the benefits of a professional selection of asset managers, professional asset allocation and the opportunity to invest with asset managers whose services may not generally be available to the investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. The Adviser expects that by allocating each Company's assets for investment among multiple

Portfolio Managers, the Companies may reduce the volatility inherent in a direct investment with any single Portfolio Manager.

                  Purchase of a limited liability company interest in any of the Companies may be deemed to be a speculative investment and is not intended as a complete investment program. Investment in the Companies is designed only for sophisticated persons who are able to bear a substantial loss of their investment in the Companies.


                              INVESTMENT PROGRAM

Investment Objective

                  The Companies each seek to achieve capital appreciation, while maintaining low correlation between each other to provide diversification opportunities for risk control. The Companies deploy assets within four different investment strategies, among selected groups of Portfolio Managers who may be managers of funds (in which case the Companies will invest in such funds) or who may manage accounts for the Companies.

Investment Process

                  It will be the responsibility of the Adviser (or a person or entity designated by it) to research and select the Portfolio Managers for each Company, to satisfy itself as to the suitability of the terms and conditions of the funds they manage or, where relevant, to negotiate the respective portfolio management agreements and to allocate and reallocate the assets of each Company among Portfolio Managers. The Adviser will make its allocation decisions for each Company based on its view of the optimal mix of investment sectors and styles.

                  The principal driver of portfolio construction for each Company is the relative skill of the Portfolio Managers being considered in research, trading, risk management and organization building, with integrity of the individual(s) managing the hedge fund as the paramount consideration. The Adviser will use a specific set of guidelines for selecting the underlying Portfolio Managers to be included in each Company's portfolio. The Adviser evaluates the individual Portfolio Manager's motivation, record of achievement, personal capital committed to the fund and willingness to dilute personal equity to grow the business. Additional factors include the existence of a strong partner with equity in the firm, quality infrastructure and administrative support, and sufficient exposure throughout the industry of the individual Portfolio Manager(s) to enable the Adviser to solicit opinions about the Portfolio Manager through the Adviser's network of investment advisers. These guidelines will be applied flexibly and on a case-by-case basis, with a qualitative decision made on the basis of weighing the different factors.

                  The Adviser reserves the right to alter or modify the investment strategies of each Company in light of available investment opportunities or to take advantage of changing market conditions, where the Adviser concludes that such alterations or modifications are consistent with the goal of maximizing returns to investors.

                  The Adviser generally will allocate less than 25% of a Company's assets to any Investment Fund. The Adviser will allocate greater than 5% of a Company's assets to an Investment Fund only to the extent such investment is permitted by the 1940 Act.

                  The Adviser will regularly evaluate each Portfolio Manager to determine whether its investment program is consistent with a Company's investment objective and whether its investment performance is satisfactory. The Adviser may reallocate a Company's assets among the Portfolio Managers, terminate existing Portfolio Managers and select additional Portfolio Managers, subject to the condition that selection of a Portfolio Manager of a Portfolio Account requires approval of the Board, including a majority of Directors who are not "interested persons" as defined by the 1940 Act of the relevant Company or the Adviser, and also requires approval of a majority (as defined in the 1940 Act) of a Company's outstanding voting securities, unless the company receives an exemption from certain provisions of the 1940 Act.

Investment Strategy

                  The investment objective and strategies of each Company are summarized below:

         ASA Hedged Equity Fund LLC

                  Hedged equity strategies involve investing primarily in stocks, simultaneously buying long positions in certain securities and selling short positions in others. Short selling hedges market risk of the long positions, while also allowing the Portfolio Manager to capture profits from positions expected to decline in value. In essence, a hedged equity strategy attempts to reduce the volatility of long-only investing while preserving most of its potential. Hedged equity strategies are directional in nature in that the amount of investing long and short are not necessarily equal, thereby resulting in some net exposure to the overall market. Market exposure may be adjusted over time by varying the levels of buying and short selling, allowing the Portfolio Manager to seek to profit from anticipated trends in general market prices. Portfolio Managers employing a hedged equity strategy generally feature a research-oriented approach or an expertise in a particular market sector, which aids their ability to make directional investments. Portfolio Managers will generally focus on equities traded on the major U.S. markets, though certain Portfolio Managers may trade less actively traded securities or the securities of foreign issuers. Portfolio Managers may use a number of fundamental indicators to select equities to be traded, including income statement data (such as sales, operating costs, pre-tax profit margin, apparent tax rate, net profit margin, return on equity, cash flow and earnings per share) and balance sheet data (such as asset/debt ratios and the capital structure of the issuing company). The Company will in general seek to invest with Portfolio Managers who maintain a net long exposure to the market and utilize modest, if any, leverage. At least 80% of the assets of ASA Hedged Equity Fund LLC will be invested with Portfolio Managers who utilize hedged equity strategies.

         ASA Debt Arbitrage Fund LLC

                  This Company's primary strategy will involve investment of all or substantially all of its assets with Portfolio Managers utilizing the convertible arbitrage and fixed-income arbitrage strategies described below. Both strategies, referred to generally as "debt arbitrage," attempt to capture profit from mispricings (based on historical pricing relationships) while simultaneously attempting to hedge systematic market risk such as interest rate or currency risk. "Convertible arbitrage typically involves establishing a long position in a convertible security (usually preferred stock or bonds) and a partially offsetting short position in the security into which the convertible security is convertible (usually common stock of the issuer). From time to time, derivatives such as stock options (long or short) may be substituted for parts of the trade. By hedging, the arbitrageur may relinquish some of the upside potential of the long position in order to (a) protect the long position in the event of a price decline, and (b) profit from a possible convergence of prices between long and short sides of the position. Convertible arbitrage Portfolio Managers may use both fundamental analysis of the issuing companies and quantitative option and security valuation techniques. Fixed-income arbitrage attempts to profit from inefficient pricing of sophisticated fixed income securities. These securities typically trade at a discount to instruments which are otherwise similar in maturity, yield and creditworthiness. The strategy typically involves buying these sophisticated fixed income instruments and using various hedges (including futures) to reduce interest rate risk, market risk, credit risk, call and redemption risk and other risks related to fixed income instruments. Portfolio Managers utilizing fixed income arbitrage strategies may attempt to capture changes in the shape of a country's yield curve (the difference in yield between different maturities of an issuer, for example, two year U.S. Treasury Notes versus ten year U.S. Treasury Notes) or the relationship spreads between the fixed income securities of two different countries (e.g., yield curves on five year German Bonds versus five year U.S. Treasury Notes). Portfolio Managers trading debt arbitrage strategies may use leverage. Some Portfolio Managers may trade mortgage-backed and similar securities, and will invest in such securities based on factors including, but not limited to, (i) an analysis of the likelihood that the underlying mortgages will be prepaid or defaulted on, and (ii) the relationships of these securities with other fixed income securities. At least 80% of the assets of ASA Debt Arbitrage Fund LLC will be invested with Portfolio Managers who utilize convertible arbitrage and fixed income arbitrage strategies.

         ASA Market Neutral Equity Fund LLC

                  This Company will invest with a subset of hedged equity Portfolio Managers who utilize balanced long/short equity strategies to fully neutralize, to the extent possible, exposure to the broad markets. Market neutral strategies seek to produce consistent returns regardless of market conditions, and typically involve taking long and short positions in closely related instruments, the price movements of which are expected to be significantly correlated. Therefore, instead of predicting the future direction of an equity security in the investment portfolio, a market neutral trading strategy attempts to identify the historical price difference between a pair of closely correlated long and short positions, and to act upon the temporary convergence or divergence of this difference. Market neutrality may be achieved through "beta neutrality," that is, by balancing the beta of the long portfolio against the beta of the short portfolio. "Beta" is the measure of a stock's volatility relative to the market. A stock that moves in perfect sync with the market, therefore, will have a beta of 1. A beta neutral portfolio could hold, for example, long positions with a beta of 0.5 and short positions with a beta of -0.5. Market neutrality may also be achieved through "cash neutrality," that is, through investing equal dollar amounts both long and short at all times. A cash neutral portfolio might hold $100 of short positions for every $100 of long positions. In addition, balanced long/short managers may seek to neutralize other factors such as market capitalization bias, industry exposures, and value/growth tilts (that is, by investing using a market neutral strategy in stocks whose earnings and revenues are expected to rise (growth) on the one hand and stocks which are selling for less than their actual value (value) on the other hand). The principal source of returns from these strategies is pure stock selection, obtained through purchasing securities believed to be undervalued and shorting those believed to be overvalued. Portfolio Managers may also utilize equity options to obtain market neutrality. The Company will in general seek to invest with Portfolio Managers who do use little or no leverage in their investment process. QED will manage a portfolio account on behalf of ASA Market Neutral Fund LLC. The QED portfolio is well-diversified invested across approximately 250-300 different liquid stocks in approximately an equal number of long and short positions. The portfolio is cash-neutral, market neutral and sector neutral with industry and position size constraints. The QED investment process involves four critical areas: stock selection, risk control, portfolio construction and quality control. The quantitative stock picking process employs six different investment strategies, diversified by intuitive and time horizon. At least 80% of the assets of ASA Market Neutral Equity Fund LLC will be invested with Portfolio Managers who utilize balanced long/short equity strategies to fully neutralize, to the extent possible, exposure to the broad markets.

         ASA Managed Futures Fund LLC

                  This Company will attempt to achieve growth in capital through investments with Portfolio Managers who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. Portfolio Managers may trade diversified portfolios of futures in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. Portfolio Managers may rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify and exploit price trends. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. Market selection may be based on the liquidity or legal constraints, market conditions or data reliability of the market, depending on the Portfolio Manager's internal policies. Portfolio Managers trading managed futures funds may trade either on the long or short side of the market, often on a 24-hour basis, and generally have more volatile performance than many other traditional investments. However, managed futures investments offer a unique return pattern when compared to traditional long-only equity or fixed income investments. At least 80% of the assets of ASA Managed Futures Fund LLC will be invested with Portfolio Managers who invest in futures markets, options on commodity future contracts, and forward contracts.

                  Until investments of the type described above are made, the Adviser may temporarily invest each Company's available monies in securities or financial instruments such as certificates of deposit, money market funds or other cash equivalents.

                  Each Company has the authority to borrow and will do so primarily to fund investments with Portfolio Managers until Investor subscriptions are received or to pay withdrawals which would otherwise result in the premature liquidation of investments. Generally, such borrowing will be limited to 25% of each Company's net asset value at the time of the borrowing. In addition, Portfolio Managers are permitted to borrow.

                  Each Company may be deemed to be a speculative investment and is not intended as a complete investment program. Each is designed only for sophisticated persons who are able to bear the risk of an investment in the Companies. There can be no assurance that the Companies will achieve their investment objectives.


                    TYPES OF INVESTMENTS AND RELATED RISKS

General

                  Discussed below are the principal investment strategies generally made by the Portfolio Managers and the principal risks associated with those investments. The risk to an Investment Fund managed by a Portfolio Manager will, in turn, have an effect on a Company. The value of a Company's total net assets may be expected to fluctuate in response to fluctuations in the value of the Investment Funds in which it invests. To the extent that the portfolio of a Portfolio Manager is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision made by the Portfolio Manager is increased. A Portfolio Manager's use of leverage is likely to cause the value of an Investment Fund it manages to appreciate or depreciate at a greater rate than if the Portfolio Manager did not use leverage. Each individual trading strategy to which a Company allocates capital will involve a different set of complex risks, many of which are not disclosed in this Prospectus.

Primary Investment Related Risks

                  General Economic and Market Conditions. The success of a Company's activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and liquidity of a Company's investments. Unexpected volatility or liquidity could impair a Company's profitability or result in its suffering losses.

                  Market Risk. Market risk is the risk of potential adverse changes to the value of financial instruments and their derivatives because of changes in market conditions such as interest and currency-rate movements and volatility in commodity or security prices. Each trading strategy utilized by a Company, even one that is "market neutral" or "non-directional," involves some, and occasionally a significant degree of, market risk. The profitability of the Investment Funds, and, consequently, each Company, depends, in part, upon the Portfolio Managers correctly assessing future price movements of securities and other financial instruments. A Company cannot assure any Investor that the Adviser, Sub-Adviser or Portfolio Managers will accurately predict these price movements.

                  Highly Volatile Markets. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which an Investment Fund's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund is also subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses.

                  Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that a Company's investment activities will be successful or that Investors will not suffer losses. Following below are some of the more significant risks associated with the Portfolio Managers' styles of investing:

                  Equity Securities. Portfolio Managers' investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. Portfolio Managers also may invest in depository receipts or shares relating to foreign securities. See "Foreign Securities." Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, and these fluctuations can be pronounced. Portfolio Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. Portfolio Managers may purchase securities in all available securities trading markets.

                  Bonds and Other Fixed Income Securities. Portfolio Managers may invest in bonds and other fixed-income securities, both domestic and foreign. Portfolio Managers will invest in these securities when they offer opportunities for capital appreciation and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed-income securities include, among other securities: bonds, notes and debentures issued by domestic and foreign corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government securities") or by a foreign government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (that is, credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (that is, market risk). Fixed-income securities are also subject to the risk that an issuer may call an instrument for redemption before it matures (that is, call and redemption risk). If that happens, a Portfolio Manager may be forced to reinvest the proceeds in lower yielding instruments. The prices of bonds generally increase when interest rates decline and decrease when interest rates rise. Longer term securities are more sensitive to interest rate changes than shorter term securities.

                  Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their debt characteristics and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

                  The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a debt security.

                  A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by an Investment Fund is called for redemption, the Investment Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on a Company's ability to achieve its investment objective.

                  High Yield Securities. Portfolio Managers may invest in both investment grade and non-investment grade or "high yield" bonds and preferred securities. High yield bonds and preferred securities are those rated below investment grade by the established rating services (Ba or lower by Moody's, BB or lower by Standard & Poor's or BB or lower by Fitch or, if unrated, are considered by the Portfolio Manager to be of comparable quality. Such securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

                  Distressed Securities. Distressed securities are securities issued by companies that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition by an Investment Fund or are rated in the lowest rating categories (Ca or lower by Moody's, CC or lower by Standard & Poor's or BB or lower by Fitch or, if unrated, are considered by the Portfolio Manager to be of comparable quality). The issuers of such securities may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies' securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. An Investment Fund's investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade, which may result in a Company's experiencing greater risks than it would if investing in higher rated instruments.

                  Leverage. Some or all of the Portfolio Managers may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage," is speculative and involves certain risks. Each Company may also borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Interests or for temporary or emergency purposes.

                  Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease the return on an Investment Fund if the Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Investment Funds. In the event that an Investment Fund's equity or debt instruments decline in value, the Investment Fund could be subject to a "margin call" or "collateral call," under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund's assets, the Portfolio Manager might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Portfolio Manager may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

                  The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This requirement means that the value of the investment company's total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit does not apply to Investment Funds so that a Company's portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Interests may be great.

                  In seeking "leveraged" market exposure in certain investments and in attempting to increase overall returns, a Portfolio Manager may purchase options and other synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and may, in some cases, involve significant risks of loss.

                  Short Sales. A Portfolio Manager may attempt to limit an Investment Fund's exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Portfolio Manager believes possess volatility characteristics similar to those being hedged. A Portfolio Manager may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Portfolio Manager's view, the security is over-valued in relation to the issuer's prospects for earnings growth. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund's portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. No assurance can be given that securities necessary to cover an Investment Fund's short position will be available for purchase.

                  An Investment Fund may make "short sales against-the-box," in which it will sell short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

                  Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund's simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund's investment portfolio.

                  Options and Futures. The Adviser and the Portfolio Managers may utilize options and futures contracts and so-called "synthetic" options or other derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, a Company or an Investment Fund's portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Adviser or a Portfolio Manager may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

                  The Adviser or the Portfolio Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

                  The Adviser or a Portfolio Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, a Company or the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

                  Portfolio Managers may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits realized could be eliminated by adverse changes in the exchange rate, or a Company or an Investment Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission ("CFTC").

                  Engaging in transactions in futures contracts involves risk of loss to a Company or Investment Fund that could adversely affect the value of a Company's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting a Company or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser's or a Portfolio Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract. Currently, ASA Hedged Equity Fund LLC and ASA Market Neutral Equity Fund LLC may use futures for hedging purposes only.

                  Positions of the SEC and its staff may require a Portfolio Manager to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of these assets will have the effect of limiting the Portfolio Manager's ability otherwise to invest those assets.

                  When a Company makes an indirect investment in an Investment Fund by investing in a structured note, swap or other contract intended to pay a return equal to the total return of such Investment Fund, such investment by a Company may be subject to certain of the additional regulations that may be applicable to these types of specialized instruments. Futures and options transactions by each Company must constitute permissible transactions pursuant to regulations promulgated by the CFTC. Each Company intends to conduct its operations in compliance with CFTC Rule 4.5 under the Commodity Exchange Act of 1974 (the "Commodity Exchange Act") in order to avoid regulation by the CFTC as a commodity pool.

                  Call and Put Options on Securities Indices. The Adviser or the Portfolio Managers may purchase and sell on behalf of a Company or Investment Funds call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of each Company or the Investment Funds. A stock index fluctuates with changes in the market values of the stocks included in the index. Successful use of options on stock indexes will be subject to the Adviser's or the Portfolio Managers' ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

                  Restricted and Illiquid Investments. Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

                  When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Portfolio Manager may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. For Portfolio Accounts, restricted securities for which no market exists and other illiquid investments are valued at fair value, as determined in accordance with procedures approved and periodically reviewed by the Board of Directors. Portfolio Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

                  Each Company's interests in Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. A Company's ability to liquidate an interest and withdraw from an Investment Fund will likely be limited. The liquidity of these Investment Funds' interests may adversely affect a Company were it to have to sell interests at an inopportune time.

                  Non-Diversified Status and Industry Concentration. Each Company is a "non-diversified" investment company for purposes of the 1940 Act, which means that a Company is subject to no percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. It is possible that several Portfolio Managers in any Company may take substantial positions in the same security or group of securities at the same time. This lack of diversification may subject the investments of such Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

                  In addition, no Company will invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in a single industry or group of related industries (but will invest 25% or more of the value of its total assets in Investment Funds except during temporary periods of adverse market conditions affecting Investment Funds in which a Company may invest). Investment Funds generally are not subject to similar industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. No Company will invest in an Investment Fund if, as a result of such investment, 25% or more of the value of a Company's total assets would be invested in Investment Funds that have investment programs that focus on investing in one particular industry or group of related industries. Nevertheless, it is possible that, at any given time, the Investment Funds in which a Company is invested will, in the aggregate, have investments in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. For this reason, a Company is subject to greater investment risk to the extent that a significant portion of its assets may at some times be invested, indirectly through Investment Funds in which it invests, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Investment Funds are not generally required to provide current information regarding their investments to their investors (including the Companies). Thus, a Company and the Adviser may not be able to determine at any given time whether or the extent to which Investment Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry or group of related industries.

Risks of Fund-of-Hedge Funds Structure

                  In addition to the principal strategies and risks described above, the Companies are subject to risks inherent in the fund of hedge funds structure.

                  The Investment Funds generally will not be registered as investment companies under the 1940 Act. Each Company, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser will receive information from each Portfolio Manager regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. A Portfolio Manager may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. The performance of each Company depends on the success of the Adviser in selecting Investment Funds for investment by each Company and the allocation and reallocation of Company assets among those Funds.

                  For each Company to complete its tax reporting requirements and to provide an audited annual report to Investors, it must receive timely information from the Portfolio Managers. A Portfolio Manager's delay in providing this information could delay a Company's preparation of tax information for investors, which could require Investors to seek extensions on the time to file their tax returns, or could delay the preparation of a Company's annual report.

                  An Investor in a Company meeting the eligibility conditions imposed by the Portfolio Managers, including minimum initial investment requirements that may be substantially higher than those imposed by a Company, could invest directly with the Portfolio Managers. By investing in the Investment Funds indirectly through a Company, an Investor bears a portion of the Adviser's Investment Management Fee and other expenses of a Company, and also indirectly bears a portion of the asset-based fees, incentive allocations and other expenses borne by that Company as an investor in the Investment Funds.

                  Each Portfolio Manager will receive any incentive-based allocations to which it is entitled irrespective of the performance of the other Portfolio Managers and that Company generally. As a result, a Portfolio Manager with positive performance may receive compensation from a Company, and indirectly from Investors, even if a Company's overall returns are negative. Investment decisions of the Investment Funds are made by the Portfolio Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Investment Fund. Transactions of this sort could result in a Company's directly or indirectly incurring certain transaction costs without accomplishing any net investment result. Because a Company may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set forth in the governing documents of the Investment Funds, a Company from time to time may have to invest some of its assets temporarily in money market securities or money market funds.

                  Investment Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in an Investment Fund, a Company may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause a Company to dispose of these securities in a manner that is in the best interests of a Company. A Company may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from a Portfolio Manager that may have poor performance or for other reasons.

                  A Company may agree to indemnify certain of the Investment Funds and their Portfolio Managers from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the Interests.

                  Other risks associated with a Company's fund-of-hedge funds investment approach include:

                  Valuation. Certain of the securities in which the Investment Funds invest may not have a readily ascertainable market price and will be valued by the Portfolio Managers. Such a valuation will be conclusive with respect to a Company, even though a Portfolio Manager may face a conflict of interest in valuing the securities, as their value will affect the Portfolio Manager's compensation. Securities owned by a Company for which market prices are not readily available are valued by a Company at fair value as determined in good faith in accordance with procedures approved by the Board. As the Adviser and the Board anticipate that market prices will not be readily available for most Investment Funds in which a Company invests, each Company's valuation procedures provide that the fair value of a Company's investments in Investment Funds ordinarily will be determined for each Investment Fund in accordance with the Investment Fund's valuation policies. Although a Company will receive information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on a Company's net assets if the judgments of the Board, the Adviser or the Portfolio Managers should prove incorrect. Portfolio Managers will only provide determinations of the net asset value of Investment Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of a Company more frequently. Revisions to the gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the annual audit of each Investment Fund is completed.

                  Securities Believed to Be Undervalued or Incorrectly Valued. Securities that a Portfolio Manager believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Portfolio Manager anticipates. As a result, a Company may lose all or substantially all of its investment in an Investment Fund in any particular instance.

                  Dilution. If a Portfolio Manager limits the amount of capital that may be contributed to an Investment Fund from a Company, or if a Company declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for a Company from the Investment Fund.

                  Tax Considerations; Distributions to Investors and Payment of Tax Liability; Phantom Income from Fund Investments. Each Company intends not to make periodic distributions of its net income or gains, if any, to Investors. An Investor will be required each year nonetheless to pay applicable U.S. federal and state income taxes on his, her or its share of a Company's taxable income, and will have to pay applicable taxes from other sources. The amount and timing of any distributions will be determined in the sole discretion of the Board. See "Tax Treatment" for a summary of certain significant U.S. Federal income and other tax consequences that are relevant to an investment in a Company.

                  Pursuant to various "anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company" and "foreign personal holding company" provisions), investments (if any) by a Company in certain foreign corporations may cause an Investor to (i) recognize taxable income prior to that Company's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

                  Limits of Risk Disclosures. The above discussions of the various risks associated with each Company and the Interests are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in each Company. Prospective investors should read this entire Prospectus and the Operating Agreement for the Company in which they wish to invest and consult with their own advisors before deciding whether to invest in that Company. In addition, as a Company's investment program changes or develops over time, an investment in that Company may be subject to risk factors not currently contemplated or described in this Prospectus.

                          MANAGEMENT OF THE COMPANIES

Board Of Directors

                  The Board of Directors of each Company provides broad oversight over the operations and affairs of each Company. It has overall responsibility to manage and control the business affairs of each Company, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of each Company's business. The Board exercises the same powers, authority and responsibilities on behalf of each Company as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

Advisory Arrangements

                  The Adviser

                  The Adviser of each Company is Aspen Strategic Alliance LLC, a Delaware limited liability company and registered investment adviser. Its main business office is located at 817 West Peachtree Street, N.W., Suite 400, Atlanta, Georgia 30308-1144 (telephone no. (404) 760-3424). The Adviser is responsible for all decisions concerning the business and operations of each Company including all investment decisions relating to the allocation of Company funds among Portfolio Managers. The Adviser was created on September 11, 2002 and is owned by Aspen Partners, Ltd. and

QED CapitalWorks LLC. As of August 31, 2003, the Adviser and its affiliates had assets under management in excess of $55 million.

                  In addition, the Adviser and its affiliates serve as introducing broker and exclusive marketing agent to certain private investment funds. The Adviser and its affiliates have raised over $225 million in assets for such funds.

                  In consideration of services provided by the Adviser, each Company will pay the Adviser a fee (the "Investment Management Fee") computed and paid monthly arrears at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the last business day of each month.

                  The Sub-Adviser

                  The Adviser is authorized, subject to the approval of the Board and Investors, to retain a sub-adviser to provide any or all of the investment advisory services required to be provided to each Company or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to each Company by a sub-adviser. Accordingly, the Adviser has entered into agreements (the "Sub-Advisory Agreements") with Guidance Capital LLC (the "Sub-Adviser"), a registered investment adviser and each Company, whereby the Sub-Adviser will provide sub-advisory services to each Company. Pursuant to separate Sub-Advisory Agreements with each Company, the Sub-Adviser will be responsible for performing initial and ongoing due diligence of potential Portfolio Managers to be used by each Company. The Sub-Adviser may also recommend allocations to Portfolio Managers. The Adviser will retain ultimate decision-making authority with respect to the selection of Portfolio Managers for, and the allocation of assets of, each Company.

                  The Sub-Adviser was formed in July 2001. The Sub-Adviser manages other existing private funds of funds, and as of August 31, 2003 had assets under management greater than $225 million. The Sub-Adviser also manages a private investment fund that invests in QED Partners LLC, a private hedge fund managed by QED CapitalWorks LLC, an affiliate of the Adviser.

                  In consideration of the services provided by the Sub-Adviser, the Adviser will pay the Sub-Adviser a fee, calculated and paid monthly in arrears, of 0.75% of the aggregate value of outstanding Interests determined as of the last business day of each month of each Company advised by the Sub-Adviser. The fee paid to the Sub-Adviser is paid out of the Investment Management Fee received by the Adviser, and is not an expense of any Company. The Sub-Adviser may hire additional consultants to assist it with its research activities and pay such consultants out of its sub-advisory fee. Such consultants may include affiliates of the Adviser.

                  The Portfolio Account Manager

                  QED CapitalWorks LLC ("QED"), a registered investment adviser and an affiliate of the Adviser, will manage a Portfolio Account on behalf of ASA Market Neutral Equity Fund LLC.

                  QED, a Delaware limited liability corporation located at 817 West Peachtree Street NW, Atlanta, Georgia 30808, serves as an investment manager to other private investment funds. As of August 31, 2003 QED and its affiliates had in excess of $55 million in assets under management.

                  In addition, QED and its affiliates serve as introducing broker and exclusive marketing agent to certain private investment funds. QED and its affiliates have raised over $225 million in assets for such funds.

                  QED will be responsible for directly selecting the investments held in the QED portfolio. The account managed by QED will be managed using the same methodology as the Funds represented by the Adviser. The QED portfolio is well-diversified, invested across approximately 250-300 different liquid stocks in approximately an equal number of long and short positions. The portfolio is cash neutral, market neutral, and sector neutral with industry and position size constraints. The QED investment process involves four critical areas: stock selection, risk control, portfolio construction and quality control. The quantitative stock picking process employs six different investment strategies, diversified by intuitive rationale and time horizon.

                  For its services, QED will receive an annual management fee, calculated and paid monthly in arrears, of 1.7% of the aggregate value of the outstanding Interests of ASA Market Neutral Equity Fund LLC managed by QED in the QED Portfolio Account, determined as of the last business day of each month, and a quarterly incentive allocation of 15% of the net profits earned by the QED Portfolio Account. This incentive allocation will be applied on a "high water mark" basis such that in the event the QED Portfolio Account suffers a net loss with respect to one fiscal quarter, no incentive allocation will be made for any subsequent fiscal quarter until such net loss is first recovered (taking into account allocations to and from the QED Portfolio Account). Pursuant to an arrangement approved by the Board of Directors, the Adviser will allocate less than 25% of ASA Market Neutral Equity Fund LLC's assets to the QED Portfolio Account.

Administrative Services

                  Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to each Company. In consideration of these services, each Company will pay the Administrator a monthly fee equal to 0.50% of each Company's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. The administration fee will cover services including accounting, distribution and transfer agent services. The administration agreements with each Company provide that the Administrator may appoint sub-administrators to provide these services to each Company. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. ("PFPC") to provide sub-administration accounting and investor services to each Company. For the services provided thereunder, the Administrator shall pay PFPC a fee.

Custodians

                  PFPC Trust Company ("PFPC Trust") serves as the custodian of each Company's assets, and may maintain custody of each Company's assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board. In addition, Custodial Trust Company ("Custodial Trust", and together with PFPC Trust, the "Custodians") serves as Custodian to the assets of ASA Market Neutral Equity Fund LLC held in the QED Portfolio Account. Fees payable to the Custodians for these services and reimbursement for each Custodian's out-of-pocket expenses will be paid by each Company.

                             CONFLICTS OF INTEREST

The Adviser

                  The Adviser and its affiliates manage the assets of registered investment companies other than each Company and provide investment advisory services to other accounts (the "Advisory Accounts"). No Company has an interest in these activities. The Adviser and its officers or employees who assist in providing services to each Company will be engaged in substantial activities other than on behalf of each Company and may have conflicts of interest in allocating their time and activity between each Company and other Advisory Accounts. The Adviser and its officers and employees will devote so much of their time to the affairs of each Company as in their judgment is necessary and appropriate.

                  The Adviser is under common control with QED, which will manage a Portfolio Account for ASA Market Neutral Equity Fund LLC. QED will earn both a management fee and an incentive allocation for its management of the QED Portfolio Account. Such fees will be comparable to those charged by other Portfolio Managers managing Investment Funds held by ASA Market Neutral Equity Fund LLC, as well as to those charged by QED to other QED accounts. A conflict of interest exists in that the Adviser has an incentive to allocate assets to QED since it will indirectly benefit from the fees earned by QED. To reduce the impact of such a conflict, however, the Adviser will allocate less than 25% of ASA Market Neutral Equity Fund LLC's assets to QED. The Board of Directors will review the appropriateness of the allocations made to QED on an annual basis.

The Sub-Adviser

                  The Sub-Adviser provides investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Companies ("the Sub-Adviser Accounts"). No Company has an interest in these activities. The Sub-Adviser and the investment professionals who, on behalf of the Sub-Adviser, will provide investment advisory services to each Company will be engaged in substantial activities other than on behalf of each Company, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between each Company and the Sub-Adviser Accounts. Such persons will devote only so much time to the affairs of each Company as in their judgment is necessary and appropriate.

Participation In Investment Opportunities

                  The Adviser and the Sub-Adviser may employ an investment program for each Company, and QED may employ an investment program for ASA Market Neutral Equity Fund LLC, that is substantially similar to the investment program employed by it for certain Advisory Accounts and Sub-Advisory Accounts (together, the "Accounts") including a private investment partnership that has an investment program that is substantially the same as each Company's investment program. As a general matter, the Adviser, the Sub-Adviser and QED will consider participation by each Company, as applicable, in all appropriate investment opportunities that are under consideration for those Accounts. There may be circumstances, however, under which the Adviser, the Sub-Adviser or QED will cause one or more Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Adviser, the Sub-Adviser or QED will commit a Company's assets. There also may be circumstances under which the Adviser, the Sub-Adviser or QED will consider participation by the Accounts in investment opportunities in which it does not intend to invest on behalf of any Company, or vice versa.

                  The Adviser, the Sub-Adviser or QED will evaluate for each Company, as applicable, and for each Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for any Company or Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of the obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for each Company and Account in the context of any particular investment opportunity, the investment activities of each Company and Account may differ from time to time. In addition, the fees and expenses of each Company will differ from those of the Accounts. Accordingly, the future performance of each Company and the Accounts will vary.

                  When the Adviser, the Sub-Adviser or QED determines that it would be appropriate for one or more Companies and one or more Accounts to participate in an investment transaction in the same Investment Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that it believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that each Company participate, or participate to the same extent as any Account, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Adviser, the Sub-Adviser or QED will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

                  Situations may occur, however, where a Company could be disadvantaged because of the investment activities conducted by the Adviser, the Sub-Adviser or QED for the Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Portfolio Managers with respect to Investment Funds) on the combined size of positions that may be taken for each Company and the Accounts, thereby limiting the size of each Company's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for each Company and the Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.

                  In addition, each Company, absent SEC exemptive relief, may be precluded from investing any assets in certain Investment Funds where an Account is already invested (or seeks to invest) to the extent that each Company is considered a "joint participant" (within the meaning of Section 17(d) of the 1940 Act or Rule 17d-1 thereunder) with an Advisory Account.

                  Directors, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of each Company. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Adviser or the Sub-Adviser, or by the Adviser or the Sub-Adviser for the Accounts, that are the same as, different from or made at a different time than positions taken for each Company.

Other Matters

                  The Adviser, the Sub-Adviser and their respective affiliates will not purchase securities or other property from, or sell securities or other property to, any Company. However, subject to certain conditions imposed by applicable rules under the 1940 Act, each Company may effect certain principal transactions in securities with one or more accounts managed by the Adviser or the Sub-Adviser, except for accounts in which the Adviser, the Sub-Adviser or any of their affiliates serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from the Adviser, the Sub-Adviser or one of their affiliates serving as an investment adviser to the account). These transactions would be effected in circumstances where the Sub-Adviser has determined that it would be appropriate for each Company to purchase (or sell), and the Sub-Adviser or the Adviser has determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

                           DISTRIBUTION ARRANGEMENTS

General

                  The Distributor acts as the distributor of Interests on a best efforts basis, subject to various conditions, pursuant to the terms of a General Distributor's Agreement entered into with each Company. Interests may be purchased through the Distributor or through Selling Agents. The Companies are not obligated to sell to a broker or dealer any Interests that have not been placed with Eligible Investors that meet all applicable requirements to invest in the Companies. The Distributor maintains its principal office at 760 Moore Road, King of Prussia, Pennsylvania 19406.

                  Interests are being offered in an initial offering. The Distributor expects to deliver Interests purchased in the initial offering on or about January 1, 2004, or on such earlier or later date as the Distributor may determine. Subsequent to the initial offering, Interests will be offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board.

                  Neither the Distributor nor any Selling Agent is obligated to buy from the Companies any of the Interests. There is no minimum aggregate amount of Interests required to be purchased in the initial offering. The Distributor does not intend to make a market in Interests. Pursuant to the Distribution Agreement with each Company, the Administrator pays the Distributor a monthly fee to compensate it for costs incurred in providing services under the agreement. The Companies have agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the Securities Act.

Purchase Terms

                  Interests are being offered only to investors that meet all requirements to invest in the Companies. The minimum initial investment in a Company by an investor is $25,000, with additional investments made in increments of $1,000. Subsequent investments must be at least $1,000. These minimums may be modified by the Companies from time to time. Interests are not subject to a sales load.

                  Investor funds will not be accepted until the registration statement to which this Prospectus relates is declared effective. All investor funds for the initial closing of the sale of Interests, and for closings of subsequent offerings, will be deposited in an escrow account maintained by PFPC, Inc., as escrow agent, at PNC Bank, for the benefit of the investors. Funds held in the escrow account may be invested in high quality, short-term investments, and any interest earned on the funds will be for the benefit of the relevant Company. The full amount of an investment is payable in Federal funds, which must be received by the Distributor three business days prior to the beginning of a month if payment is sent by wire or via NSCC.

                  Before an investor may invest in a Company, the Distributor or the investor's sales representative will require a certification from the investor that it meets all requirements for investment in the Company, and that the investor will not transfer its Interest except in the limited circumstances permitted under the Operating Agreement. The form of investor certification that each investor will be asked to sign is contained in Appendix A of this Prospectus. An investor's certification must be received by the Distributor, along with its payment as described above, otherwise an Investor's order will not be accepted.

                  The Operating Agreement is contained in Appendix B of this Prospectus. Each new investor will agree to be bound by all of its terms by executing the investor certification form.

Eligible Investors

                  Interests are being offered only to investors that are "Qualified Clients." Currently, Qualified Clients include: (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Companies; (iii) persons who are "qualified purchasers," as defined by the Investment Company Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. Interests may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, each as defined in the Internal Revenue Code of 1986, as amended (the "Code"). Each Company is not obligated to sell through brokers, dealers or other financial institutions any Interests that have not been placed with Eligible Investors that meet all applicable requirements to invest in each Company. Each Company reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time.

A person is considered a U.S. person for Federal income tax purposes if the person is: (i) a citizen or resident of the United States; (ii) a corporation, partnership (including an entity treated as a corporation or partnership for U.S. Federal income tax purposes) or other entity (other than an estate or trust) created or organized under the laws of the United States, any state therein or the District of Columbia; (iii) an estate (other than a foreign estate defined in Section 7701(a)(31)(A) of the Code); or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Purchase Fees

                  In certain limited situations, financial advisors may be retained by a Company or the Adviser to assist in the sale of Interests at no additional cost to the Company. A financial advisor may receive a sales commission similar to a sales load charged by a traditional mutual fund (a "Purchase Fee") from each Investor in a Company who makes a purchase through the financial adviser, of 3% of the amounts transmitted in connection with the purchase. Such fee, if any, will be determined between the financial advisor and the investor. Any Investor who is charged such a fee will be responsible for such fees, commissions or other compensation payable to such financial advisor as a result of such Investor's subscription for Interests in the Company. It is expected that no more than 10% of Investors will pay a Purchase fee.

Investor Servicing Arrangements

                  Under the terms of investor servicing agreements (the "Investor Servicing Agreements") between the Distributor and various service providers, the Distributor has retained brokers, dealers and certain financial advisers to provide ongoing investor services and account maintenance services to Investors that are their customers ("Investor Service Providers"). These services include, but are not limited to, handling Investor inquiries regarding each Company (as applicable) (e.g., responding to questions concerning investments in a Company, capital account balances, and reports and tax information provided by that Company); assisting in the enhancement of relations and communications between Investors and each Company; assisting in the establishment and maintenance of Investor accounts with that Company; assisting in the maintenance of Company records containing Investor information; and providing such other information and Investor liaison services as the Distributor may reasonably request. Under the Investor Servicing Agreement, the Fund will pay a fee to the Distributor to reimburse it for payments made to Investor Service Providers. This fee will be paid quarterly and will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider. The Distributor will be entitled to reimbursement under the Investor Servicing Agreement for any payments it may make to any affiliated Investor Service Providers, including the Adviser, the Sub-Adviser and their affiliates, the Custodian, and any reporting agency selected by the Investor. Investors should be aware that certain Investor Service Providers may not provide services, and should consult their Investor Service Provider to find out what services, if any, will be provided.

                  In addition, certain financial advisors, other than the Investor Service Providers referenced above, receive a fee from their clients for the ongoing servicing of clients to whom they have sold Interests in each Company. These fees will be negotiated between the financial advisor and the client and do not constitute a fee charged by the Companies. In certain circumstances, and at the direction of the Investor, this fee will be withdrawn from the Investor's capital account and paid directly to the financial advisor.


                    REPURCHASES OF INTERESTS AND TRANSFERS

No Right Of Redemption

                  No Investor or other person holding an Interest or a portion of an Interest acquired from an Investor will have the right to require each Company to redeem that Interest or portion thereof. There is no public market for Interests, and none is expected to develop. With very limited exceptions, Interests are not transferable and liquidity will be provided only through offers to repurchase Interests, which may be made from time to time by each Company. Any transfer of an Interest in violation of an Operating Agreement will not be permitted and will be void. Consequently, Investors may not be able to liquidate their investment other than as a result of repurchases of Interests by the respective Company, as described below.

Repurchases Of Interests
                  Each Company from time to time will offer to repurchase outstanding Interests pursuant to written tenders by Investors. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests.

                  In determining whether a Company should repurchase Interests or portions thereof from Investors pursuant to written tenders, the Board will consider the recommendations of the Adviser. The Adviser expects that it will recommend to the Board that each Company offer to repurchase Interests as of March 31, 2004, and thereafter, twice each year, as of September 30 and March
31. Each Operating Agreement generally provides that each Company will be dissolved if the Interest of any Investor that has submitted a written request for repurchase of its Interest, in accordance with the terms of that Operating Agreement, has not been repurchased by each Company within a period of two years after the Investor's request; provided, however, that dissolution shall not be required if the Company is unable to repurchase an Investor's Interest as a result of regulatory restrictions that prevent the Company from fulfilling a repurchase request. The Board will also consider the following factors, among others, in making its determination:

     o whether any Investors have requested to tender Interests or portions thereof to each Company;

     o the liquidity of each Company and its ability to liquidate investments in Investment Funds to satisfy repurchase requests;

     o the investment plans and working capital requirements of each Company;

     o the relative economies of scale with respect to the size of each Company;

     o the history of each Company in repurchasing Interests or portions thereof;

     o    the economic condition of the securities markets; and

     o the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

                  The Board will determine that each Company repurchase Interests or portions thereof from Investors pursuant to written tenders only on terms the Board determines to be fair to each Company and Investors. When the Board determines that a Company will make a repurchase offer, notice of that offer will be provided to each Investor describing the terms of the offer, and containing information that Investors should consider in deciding whether to tender Interests for repurchase. Investors who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Interests from the Adviser during the period the offer remains open. However, because each Company expects to determine its net asset value only on a monthly basis, approximately one or two weeks after the end of each month, Investors may not be able to obtain current information regarding the values of Interests when making their decisions as to whether to tender Interests for repurchase.

                  When Interests are repurchased by each Company, Investors will generally receive cash distributions equal to the value of the Interests (or portion of the Interest) repurchased. However, in the sole discretion of each Company, the proceeds of repurchases of Interests may be paid by the in-kind distribution of securities held by each Company, or partly in cash and partly in-kind. Each Company does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that each Company does not have sufficient cash to pay for Interests that are repurchased or if making a cash payment would result in a material adverse effect on each Company or on Investors not tendering Interests for repurchase. See "Types of Investments and Related Risks." Repurchases will be effective after receipt and acceptance by each Company of all eligible written tenders of Interests or portions thereof from Investors.

                  An Investor that tenders its entire Interest will generally have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Investor only as and after the total proceeds received by the Investor exceed the Investor's adjusted tax basis in the Interest. A loss, if any, will be recognized only after the Investor has received full payment under the promissory note that will be given to the Investor prior to each Company's payment of the repurchase amount.

Repurchase Procedures

                  Due to liquidity restraints associated with each Company's investments in Investment Funds and the fact that each Company may have to effect withdrawals from those funds to pay for Interests being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Interests, Interests will be valued for purposes of determining their repurchase price as of a date approximately twenty days after the date by which Investors must submit a repurchase request (the "Valuation Date") and that each Company will generally pay the value of the Interests or portions thereof repurchased (or as discussed below, 95% of such value if an Investor's entire Interest is repurchased) approximately twenty days after the Valuation Date. The amount that an Investor may expect to receive on the repurchase of the Investor's Interest (or portion thereof) will be the value of the Investor's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of each Company's assets as of that date, after giving effect to all allocations to be made as of that date to the Investor's capital account. This amount will be subject to adjustment upon completion of the annual audit of each Company's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). If the entire Interest of an Investor is repurchased, the Investor will receive an initial payment equal to 95% of the estimated value of the Interest and the balance due will be determined and paid promptly after completion of each Company's audit and be subject to audit adjustment.

                  Under these procedures, Investors will have to decide whether to tender their Interests for repurchase without the benefit of having current information regarding value of Interests as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Investors must tender Interests and the date they can expect to receive payment for their Interests from each Company. However, promptly after the expiration of a repurchase offer, Investors whose Interests are accepted for repurchase will be given non-interest bearing, non-transferable promissory notes by each Company representing each Company's obligation to pay for repurchased Interests. Payments for repurchased Interests may be delayed under circumstances where each Company has determined to redeem its interests in Investment Funds to make such payments, but has experienced delays in receiving payments from the Investment Funds.

                  Due to liquidity constraints associated with each Company's investments in Investment Funds and the fact that the Companies may have to effect withdrawals from Investment Funds to pay for Interests being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Interests, Interests will be valued for purposes of determining their repurchase price approximately one month after the date by which Investors must submit a repurchase request and that a Company will pay the value of the Interests or portions thereof repurchased within one month after the valuation date. It is presently anticipated that the procedures applicable to repurchases of Interests will be as follows:

                  The value of Interests or portions thereof being repurchased will be determined on a specific date (the "Valuation Date") that will be approximately one month after the date by which Investors must tender their Interests for repurchase (the "Expiration Date"). Within 5 days the Expiration Date, each Investor whose Interest or portion thereof has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the relevant Company entitling the Investor to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Company's financial statement). This amount will be the value of the Investor's capital account (or the portion thereof being repurchased) determined as of the Valuation Date and will be based upon the net asset value of such Company's assets as of that date, after giving effect to all allocations to be made as of that date to the Investor's capital account. Payment of amounts due under the note will be made within 30 days after the Valuation Date or, if a Company has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such Investment Funds.

                  An Investor who tenders for repurchase only a portion of the Investor's Interest will be required to maintain a capital account balance of $5,000. If an Investor tenders a portion of an Interest and the repurchase of that portion would cause the Investor's capital account balance to fall below this required minimum, each Company reserves the right to reduce the portion of the Interest to be purchased from the Investor so that the required minimum balance is maintained or to cause the Company to repurchase all of the Interests held by such Investor.

                  Repurchases of Interests by each Company are subject to certain regulatory requirements imposed by SEC rules and the procedures applicable to repurchases of Interests as described above may be amended by each Company in order to comply with any regulatory requirements applicable to such repurchase procedures.

Mandatory Redemption By Each Company

                  The Operating Agreements provide that each Company may redeem an Interest (or portion thereof) of an Investor or any person acquiring an Interest (or portion thereof) from or through an Investor under certain circumstances, including if ownership of the Interest by the Investor or other person will cause a Company, the Adviser or the Sub-Adviser to be in violation of certain laws or any of the representations and warranties made by an Investor in connection with the acquisition of the Interest was not true when made or has ceased to be true.

Transfers of Interests

                  No person may become a substituted Investor without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. Interests in a Company may be transferred, pledged or assigned only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of an Investor or (ii) with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Board will not consent to a pledge, transfer or assignment (each a "Transfer") unless the Transfer is (i) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Investor's immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account. The Board may permit other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such Transfer, the Board shall consult with counsel to the Company to ensure that such Transfer will not cause a Company to be treated as a "publicly traded partnership" taxable as a corporation. Notice to a Company of any proposed Transfer must include evidence satisfactory to a Company that the proposed transferee meets any requirements imposed by a Company with respect to Investor eligibility and suitability. In addition to the foregoing, no Investor will be permitted to Transfer an Interest or portion thereof unless after such Transfer the balance of the capital account of the transferee, and the balance of the capital account of the Investor transferring the Interest if the Transfer involves less than its entire Interest, is at least equal to a Company's minimum investment requirement.

                  Any transferee meeting a Company's eligibility requirements that acquires an Interest or portion thereof in a Company by operation of law as the result of the death, dissolution, bankruptcy or adjudication of incompetency of an Investor or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of the Operating Agreement applicable to that Company, but will not be entitled to the other rights of an Investor unless and until such transferee becomes a substituted Investor as provided in the Operating Agreement. If an Investor Transfers an Interest or portion thereof with the approval of the Board, the relevant Company will promptly take all necessary actions to admit such transferee or successor to that Company as an Investor. Each Investor and transferee is required to pay all expenses, including attorneys' and accountants' fees, incurred by the relevant Company in connection with such Transfer. If such a transferee does not meet the Investor eligibility requirements, each Company reserves the right to redeem its Interest. Any Transfer of an Interest in violation of the Operating Agreement applicable to the relevant Company will not be permitted and will be void.


                        CALCULATION OF NET ASSET VALUE

                  The net asset value of each Company will be determined by or at the direction of the Adviser as of the close of business at the end of each fiscal period (as defined below under "Capital Accounts--General") in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board.

                  The Board has approved procedures pursuant to which each Company will value its investments in Investment Funds at fair value. In accordance with these procedures, fair value of these investments ordinarily will be the value determined as of the end of the fiscal period by the Portfolio Manager of each Investment Fund in accordance with the Investment Fund's valuation policies and as reported by the Portfolio Manager. As a general matter, the fair value of each Company's interest in an Investment Fund will represent the amount that each Company could reasonably expect to receive from the Investment Fund if each Company's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that each Company believes to be reliable. Because Investment Funds provide net asset value information to each Company on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, each Company generally will not be able to determine the fair value of its investments in Investment Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to each Company by Portfolio Managers. In the unlikely event that an Investment Fund does not report a value to a Company on a timely basis at the end of a fiscal period, that Company would determine the fair value of its interest in that Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time such Company values its assets. The Board has determined that any values of interests in Investment Funds reported as "estimated" or "final" values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available, or the fair value of such securities as of each Company's valuation date.

                  Before investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by each Company for valuing its own investments. Although the procedures approved by the Board provide that the Adviser will periodically review the valuations of interests in Investment Funds provided by the Portfolio Managers, neither the Adviser nor the Board will be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations).

                  Each Company's valuation procedures require the Adviser to consider all relevant information available at the time each Company values its assets. The Adviser or, in certain cases, the Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of each Company's interests in an Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Investment Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Investment Fund, a Company could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Investment Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, a Company may determine that it was appropriate to apply a discount to the net asset value of the Investment Fund. Any such decision must be made in good faith, and subject to the review and supervision of the Board.

                  An Investment Fund is required to provide estimated net asset value determinations to each Company that invests in the Investment Fund on a monthly basis, generally within one or two weeks following the end of the month. The Adviser attempts to confirm the accuracy of each Investment Fund's monthly valuation using various means, including: (i) correlating the reported valuation with strategy specific benchmarks maintained by the Adviser that the Adviser believes correlate with the Investment Fund's strategy; (ii) discussing monthly with Portfolio Managers their Investment Funds' values;
(iii) reviewing semi-annually Investment Fund portfolio positions; (iv) analyzing audited financial statements of Investment Funds; and (v) correlating Investment Fund reported-investment positions with Portfolio Managers' public filings, if any. Failure of an Investment Fund to provide on a timely or accurate basis required monthly valuation information to each Company could result in an adjustment to the fair value given by each Company to its investment in an Investment Fund or a decision by the Adviser to liquidate each Company's investment in an Investment Fund. The valuations reported by the Portfolio Managers, upon which each Company calculates its net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by the independent auditors of the Investment Funds and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of a Company at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of a Company received by Investors who had their Interests repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Managers or revisions to the net asset value of an Investment Fund adversely affect a Company's net asset value, the outstanding Interests will be adversely affected by prior repurchases to the benefit of Investors who had their Interests repurchased at a net asset value per Interest higher than the adjusted amount. Conversely, any increases in the net asset value per Interest resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Interests and to the detriment of Investors who previously had their Interests repurchased at a net asset value per Interest lower than the adjusted amount. The same principles apply to the purchase of Interests. New Investors may be affected in a similar way.

                  The procedures approved by the Board provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Investment Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when a Company is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include circumstances where there are no sales to third parties). In such a situation, a Company's investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Board, determines in good faith best reflects approximate market value. The Board will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Companies and consistent with applicable regulatory guidelines.

                  Valuation of Portfolio Accounts. To the extent each Company invests its assets through Portfolio Accounts, each Company will value portfolio securities of the Portfolio Accounts as described below:

                  U.S. exchange traded securities and securities included in the NASDAQ National Market System will be valued at their last composite sale prices as reported on the exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by such exchange. Listed options or futures contracts will be valued using last sales prices as reported by the exchange with the highest reported daily volume for such options or futures contracts or, in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board.

                  Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The reasonableness of valuations provided by any such pricing service will be reviewed periodically by the Board. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Board to represent fair value.

                  All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, before the close of securities markets in the U.S. Foreign exchange rates also are determined before such close. On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of each Company is determined. When such significant events materially affect the values of securities held by each Company or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board.

                  Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on each Company's net assets, which, in turn, would affect amounts paid on repurchases of Interests and the amount of fees paid, if the Board's judgments regarding appropriate valuations should be proven incorrect.


                               CAPITAL ACCOUNTS

General

                  Each Company will maintain a separate capital account for each Investor, which will have an opening balance equal to the Investor's initial contribution to the capital of that Company. Each Investor's capital account with a Company will be increased by the amount of any additional contributions by the Investor to the capital of that Company, plus any amounts credited to the Investor's capital account as described below. Similarly, that Investor's capital account will be reduced by the sum of the amount of any repurchases by that Company of the Investor's Interest, or portion thereof, plus the amount of any distributions by that Company to the Investor which are not reinvested, plus any amounts debited against the Investor's capital account as described below.

                  Capital accounts of Investors are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of (i) the last day of each fiscal year (March 31), (ii) the last day of each taxable year (December 31), (iii) the day preceding the date as of which any contribution to the capital of each Company is made, (iv) any day as of which each Company repurchases any Interest (or portion thereof) of any Investor, or (v) any day as of which any amount is credited to or debited from the capital account of any Investor other than an amount to be credited to or debited from the capital accounts of all Investors in accordance with their respective investment percentages. An investment percentage will be determined for each Investor as of the start of each fiscal period by dividing the balance of the Investor's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Investors as of that date.

Allocation Of Net Profits And Losses; Allocation of Expenses

                  Net profits or net losses of each Company for each fiscal period will be allocated among, and credited to or debited against, the capital accounts of Investors as of the last day of each fiscal period in accordance with Investors' respective investment percentages for the period. Net profits or net losses will be measured as the net change in the value of the net assets of a Company (including any net change in unrealized appreciation or depreciation of investments) and realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by that Company of Interests (or portions thereof), and excluding the amount of any items to be allocated among the capital accounts of the Investors other than in accordance with the Investors' respective investment percentages. Expenses required by applicable accounting principles to be charged to capital that are paid or accrued during a fiscal period will be allocated and charged to the capital accounts of Investors pro rata in accordance with their respective investment percentages for the period.

                  Each Company's organizational and initial offering expenses have been borne voluntarily by the Adviser, and will not be allocated to any Investor's capital account.

                  Allocations for Federal income tax purposes generally will be made among Investors so as to reflect equitably amounts credited or debited to each Investor's capital account for the current and prior taxable years. Under each Operating Agreement, the Board has the discretion to allocate specially an amount of a particular Company's capital gains or losses, including short-term capital gains or losses, for Federal income tax purposes to an Investor that withdraws from a particular Company (a "Withdrawing Investor"), to the extent that the capital account balance of the Withdrawing Investor differs from the Federal income tax basis in its Interest.

Allocation Of Special Items

                  Withholding taxes or other tax obligations incurred by a Company that are attributable to any Investor will be debited against the capital account of that Investor as of the close of the fiscal period during which that Company paid those obligations, and any amounts then or thereafter distributable to the Investor will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Investor and any successor to the Investor's Interest is required to pay upon demand to a Company, as a contribution to the capital of that Company, the amount of the excess.

                  Generally, any expenditures payable by that Company, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Investors, will be charged to only those Investors on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Investors as of the close of the fiscal period during which the items were paid or accrued by a Company.

Reserves

                  Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Investors for contingent liabilities as of the date the contingent liabilities become known to a Company. Reserves will be in such amounts (subject to increase or reduction) that a Company may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the capital accounts of those Investors who are Investors at the time when the reserve is created, increased or decreased, as the case may be; provided, however, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all those Investors, the amount of the reserve, increase or decrease shall instead be charged or credited to those Investors who were Investors at the time, as determined by each Company, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

Voting

                  Each Investor will have the right to cast a number of votes based on the value of the Investor's capital account relative to the value of the capital accounts of all Investors at any meeting of Investors called by the Board or Investors holding at least a majority of the total number of votes eligible to be cast by all Investors. Investors will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including the election of Directors, the approval of the Investment Management Agreement and the approval of each Company's independent auditors, in each case to the extent that voting by shareholders is required by the 1940 Act. Except for the exercise of their voting rights, Investors will not be entitled to participate in the management or control of each Company's business, and may not act for or bind each Company.

                                   BROKERAGE

                  Each Portfolio Manager is responsible for selection of brokers to execute each Company's portfolio transactions. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

                  In selecting brokers and dealers to execute transactions on behalf of an Investment Fund or Portfolio Account, each Portfolio Manager generally will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that each Portfolio Manager generally will seek reasonably competitive commission rates, a Portfolio Manager will not necessarily pay the lowest commission available on each transaction. The Portfolio Managers will typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Portfolio Managers with respect to Investment Funds may vary and will be governed by each Investment Fund's organizational documents.

                  Consistent with the principle of seeking best price and execution, a Portfolio Manager may place orders for an Investment Fund or Portfolio Account with brokers that provide the Portfolio Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Portfolio Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Managers or their affiliates in providing services to clients other than the Investment Funds and the Portfolio Accounts they manage. In addition, not all of the supplemental information is necessarily used by a Portfolio Manager in connection with the Investment Fund or Portfolio Account it manages. Conversely, the information provided to a Portfolio Manager by brokers and dealers through which other clients of the Portfolio Manager or its affiliates effect securities transactions may be useful to the Portfolio Manager in providing services to the Investment Fund or a Portfolio Account.

                  It is anticipated that Portfolio Managers (including each Portfolio Manager retained to manage a Portfolio Account) will generally follow brokerage placement practices similar to those described above. The brokerage placement practices described above will also be followed by the Sub-Adviser to the extent it places transactions for a Company. However, certain Portfolio Managers (other than those managing Portfolio Accounts) may have policies that permit the use of brokerage commissions of an Investment Fund to obtain products or services that are not research related and that may benefit the Portfolio Manager.


                                 TAX TREATMENT

                  Classification of each Company. Each Company has received an opinion of Sidley Austin Brown & Wood LLP, counsel to each Company, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, each Company will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

                  Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in each Company will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). A Company may not be eligible for any of those safe harbors. In particular, a Company will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if it has more than 100 Investors.

                  The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Sidley Austin Brown & Wood LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of each Company as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board, the interests in each Company will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that each Company will not be treated as a publicly traded partnership taxable as a corporation.

                  Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that a Company should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts or otherwise), the taxable income of the Company would be subject to corporate income tax when recognized by that Company; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Investors to the extent of the current or accumulated earnings and profits of that Company; and Investors would not be entitled to report profits or losses realized by that Company.

                  UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF EACH COMPANY, AND THOSE INDIRECTLY ATTRIBUTABLE TO EACH COMPANY AS A RESULT OF IT BEING AN INVESTOR IN AN INVESTMENT FUND.

                  As a partnership, a Company is not itself subject to Federal income tax. Each Company files an annual partnership information return with the Service that reports the results of operations. Each Investor is required to report separately on its income tax return its distributive share of a Company's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Investor is taxed on its distributive share of a Company's taxable income and gain regardless of whether it has received or will receive a distribution from that Company. For a more detailed discussion of certain aspects of the income taxation of each Company and its investments under Federal and State law, see "Tax Aspects" in the Statement of Additional Information.


                         ACCOUNTANTS AND LEGAL COUNSEL

                  Ernst & Young serves as the independent auditors of each Company. Its principal business address is 2001 Market Street, Philadelphia, Pennsylvania 19103.

                  Sidley Austin Brown & Wood LLP serves as legal counsel to each Company. The firm also serves as legal counsel to the Adviser and its affiliates with respect to certain matters.


                           SUMMARY OF LLC AGREEMENTS

                  The following is a summary description of additional items and of select provisions of the Operating Agreement with respect to each Company that are not described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Operating Agreements contained in Appendix B to this Prospectus.

Liability Of Investors

                  Investors in each Company will be Investors of a limited liability company as provided under Illinois law. Under Illinois law and the Operating Agreement applicable to each Company, an Investor will not be liable for the debts, obligations or liabilities of a Company solely by reason of being an Investor, except that the Investor may be obligated to make capital contributions to a Company pursuant to the Operating Agreement and to repay any funds wrongfully distributed to the Investor. An Investor may be required to contribute to a Company, whether before or after a Company's dissolution or after the Investor ceases to be an Investor, such amounts as a Company deems necessary to meet a Company's debts, obligations or liabilities (not to exceed for any Investor, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Investor's Interest and any other amounts received by the Investor from a Company during or after the fiscal year to which any debt, obligation or liability of a Company is incurred).

Duty Of Care

                  The Operating Agreement of each Company provides that none of the Directors, the Adviser, nor the Sub-Adviser (including certain of their affiliates, among others) shall be liable to a Company or any of the Investors for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The Operating Agreement of each Company also contains provisions for the indemnification, to the extent permitted by law, of the Directors by a Company, but not by the Investors individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of a Company. A Director will not be personally liable to any Investor for the repayment of any balance in such Investor's capital account or for contributions by such Investor to the capital of a Company or by reason of any change in the Federal, state or local income tax laws applicable to a Company or its Investors. The rights of indemnification and exculpation provided under the Operating Agreement of each Company do not provide for indemnification of a Director for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Power Of Attorney

                  By purchasing an Interest and by signing the applicable Operating Agreement (which each Investor will do by virtue of signing the Investor certification form attached to the Prospectus as Appendix A), each Investor will appoint the Adviser and each of the Directors his or her attorneys-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of a Company as a limited liability company under Illinois law or signing all instruments effecting authorized changes in a Company or the Operating Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of a Company.

                  The power-of-attorney granted in each Operating Agreement is a special power-of-attorney coupled with an interest in favor of the Adviser and each of the Directors and as such is irrevocable and continues in effect until all of such Investor's Interest has been withdrawn pursuant to a repurchase or redemption of the Interest or a transfer to one or more transferees that have been approved by the Board for admission to a Company as substitute Investors.

Term, Dissolution And Liquidation

         Each Company will be dissolved:

                         o upon the affirmative vote to dissolve a Company by
                    (1) the Board or (2) Investors holding at least two-thirds of the total number of votes eligible to be cast by all Investors;

                         o upon the expiration of any two-year period that
                    commences on the date on which any Investor has submitted a written notice to the Company requesting the repurchase of its entire Interest, in accordance with the Operating Agreement, if the Company has not repurchased the Investor's Interest;

                         o upon the failure of Investors to elect successor
                    Directors at a meeting called by the Adviser when no Director remains to continue the business of the Company; or

                         o as required by operation of law.

                  Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or is unable to perform this function), is charged with winding up the affairs of a Company and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the Prospectus under "Capital Accounts -- Allocation of Net Profits and Losses; Allocation of Offering Costs."

                  Upon the dissolution of a Company, its assets are to be distributed (i) first to satisfy the debts, liabilities and obligations of a Company, other than debts to Investors, including actual or anticipated liquidation expenses, (ii) next to satisfy debts, liabilities and obligations owing to the Investors, and (iii) finally to the Investors proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Investors in facilitating an orderly liquidation.


                                  FISCAL YEAR

                  Each Company's fiscal year is the 12-month period ending on March 31.

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS
                                                                          Page

OTHER RISKS.................................................................2


INVESTMENT POLICIES AND PRACTICES...........................................8


MANAGEMENT OF THE COMPANIES.................................................9

         Board Of Directors.................................................9
         Advisory Arrangements.............................................13
         Fees and Expenses.................................................21
         Codes Of Ethics...................................................21

TAX ASPECTS................................................................22

         Tax Treatment Of Company Operations...............................22
         Tax Consequences To A Withdrawing Investor........................24
         Tax Treatment Of Company Investments..............................25
         Foreign Taxes.....................................................30
         Unrelated Business Taxable Income.................................30
         Certain Issues Pertaining To Specific Exempt Organizations........32
         State And Local Taxation..........................................33

ADVERTISING AND SALES MATERIAL.............................................34

PROXY VOTING POLICIES AND PROCEDURES.......................................35

FINANCIAL STATEMENTS.......................................................35

                                                                    APPENDIX A

                          ASA HEDGED EQUITY FUND LLC
                          ASA DEBT ARBITRAGE FUND LLC
                          ASA MARKET NEUTRAL FUND LLC
                         ASA MANAGED FUTURES FUND LLC

                      INVESTOR ELIGIBILITY CERTIFICATION

This certificate relates to each of ASA Hedged Equity Fund LLC, ASA Debt Arbitrage Fund LLC, ASA Market Neutral Equity Fund LLC and ASA Managed Futures Fund LLC (each a "Company" and together the "Companies") and is given to you as broker with respect to a potential purchase of Interests.

I hereby certify that I am a natural person with, or I am signing on behalf of a company with, a net worth of more than $1,500,000 (if a natural person, together with assets held jointly with my spouse). If I am signing on behalf of a company, I further certify that (i) such company is not a private investment company,/1/ a registered investment company or a business development company or (ii) if such a company, each equity owner can make the certification in the preceding sentence. For purposes of this test, net worth is the fair market value of the assets that I (jointly with my spouse) or such company own(s) other than household effects, less all indebtedness and liabilities of any type (including joint liabilities with any other person). I agree to produce evidence to support the foregoing certification upon request.

In addition, I hereby confirm that I understand and agree that should I (or the company) purchase Interests, the following conditions will apply to the ownership and transfer of the Interests:

         (A) Interests may be held only through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to a Company;

         (B) Interests may not be transferred, including by bequest, except to a person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000, who agrees to hold his, her or its Interests through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to a Company, and who agrees not to transfer the Interests except to another person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000 and agrees to comply with the foregoing ownership and transfer restrictions; and

         (C) Upon any transfer of Interests in violation of the foregoing clauses (A) or (B), in addition to any other remedy that it may have, a Company will have the right (but not the obligation) to repurchase any such improperly transferred Interests.

I further certify that:

         (A) I understand that it may be a violation of state and/or Federal law for me to provide this certification if I know that it is not true;

         (B) I have read the prospectus of the Companies, including the investor qualification and investor eligibility provisions contained therein;

____________
/1/ For this purpose, "private investment company" means a company that would be defined as an investment company under Section 3(a) of the 1940 Act but for the exception provided from the definition by Section 3(c)(1) of such Act (i.e., not more than 100 security owners).

         (C) I understand that an investment in a Company involves a considerable amount of risk and that some or all of my investment may be lost;

         (D) I understand that an investment in a Company is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment;

         (E) I am aware of the Companies' limited provisions for transferability and withdrawal and have carefully read and understand the "Repurchases of Interests and Transfers" provision in the prospectus;

         (F) I understand that the Companies and their affiliates are relying on the certification and agreements made herein in determining my qualification and suitability for an investor in a Company; and

         (G) I understand that an investment in a Company is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Aspen Strategic Alliance LLC and its affiliates and hold harmless from any liability that it may occur as a result of this certification being untrue in any respect.

Amount Invested:  $ ______________



-------------------------------                      --------------
Signature                                            Date

                                                                    APPENDIX B


                               ASA [ ] FUND LLC
                    (An Illinois Limited Liability Company)
                     ------------------------------------




                                    FORM OF
                           LIMITED LIABILITY COMPANY
                              OPERATING AGREEMENT



                           Dated as of June 30, 2003
                     ------------------------------------



                        817 West Peachtree Street, N.W.
                                   Suite 400
                          Atlanta, Georgia 30308-1144
                                (404) 760-3424

                               TABLE OF CONTENTS
                                                                          PAGE

ARTICLE I DEFINITIONS.........................................................4

ARTICLE II ORGANIZATION; ADMISSION OF MEMBERS.................................8

     2.1   Formation of Limited Liability Company.............................8
     2.2   Name...............................................................8
     2.3   Principal and Registered Office....................................8
     2.4   Duration...........................................................8
     2.5   Business of the Fund...............................................8
     2.6   Board of Directors.................................................9
     2.7   Members...........................................................10
     2.8   Organizational Member.............................................10
     2.9   Both Directors and Members........................................10
     2.10  Limited Liability.................................................10

ARTICLE III MANAGEMENT.......................................................11

     3.1   Management and Control............................................11
     3.2   Actions by the Board of Directors.................................12
     3.3   Audit Committee...................................................12
     3.4   Officers..........................................................13
     3.5   Meetings of Members...............................................13
     3.6   Custody of Assets of the Fund.....................................14
     3.7   Other Activities of Members and Directors.........................14
     3.8   Duty of Care......................................................15
     3.9   Indemnification...................................................15
     3.10  Fees, Expenses and Reimbursement..................................17

ARTICLE IV TERMINATION OF STATUS OF THE DIRECTORS, TRANSFERS AND REPURCHASES.18

     4.1   Termination of Status of a Director...............................18
     4.2   Removal of the Directors..........................................19
     4.3   Transfer of Interests of Members..................................19
     4.4   Repurchase of Interests...........................................20

ARTICLE V CAPITAL............................................................21

     5.1   Contributions to Capital..........................................21
     5.2   Rights of Members to Capital......................................22
     5.3   Capital Accounts..................................................22
     5.4   Allocation of Net Profit and Net Loss; Allocation of Offering
           Costs.............................................................22
     5.5   Allocation of Certain Expenditures................................23
     5.6   Reserves..........................................................23
     5.7   Tax Allocations...................................................24
     5.8   Distributions.....................................................25
     5.9   Withholding.......................................................25

ARTICLE VI DISSOLUTION AND LIQUIDATION.......................................26

     6.1   Dissolution.......................................................26
     6.2   Liquidation of Assets.............................................26

ARTICLE VII ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS.....................27

     7.1   Accounting and Reports............................................27
     7.2   Determinations by the Board of Directors..........................28
     7.3   Valuation of Assets...............................................28

ARTICLE VIII MISCELLANEOUS PROVISIONS........................................29

     8.1   Amendment of Limited Liability Company Agreement..................29
     8.2   Special Power of Attorney.........................................30
     8.3   Notices...........................................................31
     8.4   Agreement Binding Upon Successors and Assigns.....................31
     8.5   Applicability of 1940 Act and Form N-2............................31
     8.6   Choice of Law.....................................................31
     8.7   Not for Benefit of Creditors......................................31
     8.8   Consents..........................................................31
     8.9   Merger and Consolidation..........................................31
     8.10  Pronouns..........................................................32
     8.11  Confidentiality...................................................22
     8.12  Certification of Non-Foreign Status...............................32
     8.13  Severability......................................................33
     8.14  Filing of Returns.................................................33
     8.15  Tax Matters Partner...............................................33
     8.16  Section 754 Election..............................................33
     8.17  Reliance..........................................................34
     8.18  Registration of Assets............................................34
     8.19  Limitation on Duties..............................................34
     8.20  Contractual Statute of Limitations................................34
     8.21  Matters Not Provided For; Compliance With Law.....................34

                      ASA [ ..................] FUND LLC
                              -------------------
                           LIMITED LIABILITY COMPANY
                              OPERATING AGREEMENT

         THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT of ASA [ ] Fund LLC (the "Fund") is dated as of June 30, 2003 by and among Aspen Strategic Alliance LLC, a Delaware limited liability company, as the Adviser and Organizational Member and those persons hereinafter admitted as Members.

         WHEREAS, the Fund has heretofore been formed as a limited liability company under the laws of the State of Illinois pursuant to its initial Articles of Incorporation (the "Articles") dated and filed with the Secretary of State of Illinois on June 30, 2003;

         NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                   ARTICLE I

                                  DEFINITIONS

For purposes of this Agreement:

ADVISER Aspen Strategic Alliance LLC, or any person who may hereafter serve as the investment adviser of the Fund pursuant to an Investment Advisory Agreement.

ADVISERS ACT                    The Investment Advisers Act of 1940 and the
                                rules, regulations and orders thereunder, as amended from time to time, or any successor law.

AFFILIATE                       An affiliated person of a person as such term
                                is defined in the 1940 Act.

AGREEMENT                       This Limited Liability Company Operating
                                Agreement, as amended from time to time.

ARTICLES The Articles of Incorporation of the Fund and any amendments thereto, as filed with the office of the Secretary of State of the State of Illinois.

BOARD OF DIRECTORS              The Board of Directors established pursuant to
                                Section 2.6.

CAPITAL ACCOUNT                 With respect to each Member, the capital
                                account established and maintained on behalf of the Member pursuant to Section 5.3.

CAPITAL PERCENTAGE              A percentage established for each Member on
                                the Fund's books as of each Expense Allocation
                                Date. The Capital Percentage of a Member on an
                                Expense Allocation Date shall be determined by dividing the amount of capital contributed to the Fund by the Member pursuant to Section 5.1 hereof by the sum of the capital contributed to the Fund by each Member pursuant to Section
                                5.1 hereof on or prior to such Expense
                                Allocation Date. The sum of the Capital
                                Percentages of all Members on each Expense

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                                Allocation Date shall equal 100%.

CLOSING DATE                    The first date on or as of which a person
                                other than an Organizational Member is
                                admitted to the Fund as a Member.

CODE The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

DIRECTOR An individual designated as a director of the Fund pursuant to the provisions of Section 2.6 of the Agreement and who serves on the Board of Directors of the Fund.

EXPENSE ALLOCATION DATE         The Closing Date, and thereafter each day on
                                or before the expiration of one year following the Closing Date as of which a contribution to the capital of the Fund is made pursuant to
                                Section 5.1 hereof.

FISCAL PERIOD                   The period commencing on the Closing Date, and
                                thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

                                (1) the last day of a Fiscal Year;

                                (2) the last day of a Taxable Year;

                                (3) the day preceding the date as of which a contribution to the capital of the Fund is made pursuant to Section 5.1;

                                (4) any day on which the Fund repurchases any Interest or portion of an Interest of any Member; or

                                (5) any day (other than one specified in clause (2) above) as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Investment Percentages.

FISCAL YEAR                     Each period commencing on April 1 of each year
                                and ending on March 31 of each year (or on the date of a final distribution pursuant to
                                Section 6.2 hereof), unless and until the Board of Directors shall elect another fiscal year for the Fund; provided that, the period commencing on the Closing Date and ending on March 31, 2003 shall be considered a Fiscal
                                Year for purposes of this Agreement.

FORM N-2 The Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

FUND The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

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

INDEPENDENT DIRECTORS           Those Directors who are not "interested
                                persons," as such term is defined by the 1940
                                Act, of the Fund.

INITIAL DIRECTOR                Kenneth Banwart, the person who directed the
                                formation of the Fund and served as the sole initial Director.

INTEREST The entire ownership interest in the Fund at any particular time of a Member or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to Section 4.3 hereof, including the rights and obligations of such Member or other person under this Agreement and the laws of the State of Illinois.

INVESTMENT FUNDS                Investment funds in which the Fund's assets
                                are invested.

INVESTMENT ADVISORY AGREEMENT   A separate written agreement entered into by
                                the Fund pursuant to which the Adviser
                                provides investment advisory services to the Fund.

INVESTMENT PERCENTAGE           A percentage established for each Member on
                                the Fund's books as of the first day of each Fiscal Period. The Investment Percentage of a
                                Member for a Fiscal Period shall be determined by dividing the balance of the Member's
                                Capital Account as of the beginning of such Fiscal Period by the sum of the Capital
                                Accounts of all of the Members as of the beginning of such Fiscal Period. The sum of the Investment Percentages of all Members for each Fiscal Period shall equal 100%.

MEMBER Any person who shall have been admitted to the Fund as a member (including any Director in such person's capacity as a member of the Fund but excluding any Director in such person's capacity as a Director of the Fund) until the Fund repurchases the entire Interest of such person pursuant to Section 4.4 hereof or a substituted member or members are admitted with respect to any such person's entire Interest as a member pursuant to Section 4.4 hereof; such term includes the Adviser or an Affiliate of the Adviser to the extent the Adviser (or such Affiliate) makes a capital contribution to the Fund and shall have been admitted to the Fund as a member.

NET ASSETS                      The total value of all assets of the Fund,
                                less an amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Interests to be effected as of the date such value is determined.

NET PROFIT OR NET LOSS          The amount by which the Net Assets as of the
                                close of business on the last day of a Fiscal
                                Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same
                                Fiscal Period (or, with respect to the initial
                                Fiscal Period of the Fund, as of the close of business on the Closing Date), such amount to be adjusted to exclude any items to be allocated among the Capital Accounts of the Members on a basis that is not in accordance with the respective Investment Percentages of all Members as of the commencement of such

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

                                Fiscal Period pursuant to Sections 5.5 and 5.6 hereof.

1940 ACT The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.


OFFICER An individual designated as an officer of the Fund pursuant to the provisions of Section 3.3 of the Agreement and who serves as an officer of the Fund.

ORGANIZATIONAL MEMBER           Aspen Strategic Alliance LLC.

PORTFOLIO MANAGERS              The organizations that manage and direct the
                                investment activities of Investment Funds or are retained to manage and invest designated portions of the Fund's assets.

SECURITIES                      Securities (including, without limitation,
                                equities, debt obligations, options, and other
                                "securities" as that term is defined in
                                Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon.

SUB-ADVISER                     Guidance Capital LLC, or any person who may
                                hereafter serve as an investment sub-adviser to the Fund pursuant to a Sub-Advisory
                                Agreement.

SUB-ADVISORY AGREEMENT          A separate written agreement entered into by
                                the Fund, the Adviser and the Sub-Adviser pursuant to which the Adviser delegates all or a portion of its investment advisory obligations under the Advisory Agreement to the Sub-Adviser.

TRANSFER The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

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

                                  ARTICLE II

                      ORGANIZATION; ADMISSION OF MEMBERS

         2.1     Formation of Limited Liability Company

         The Fund has been formed as a limited liability company at the direction of the Initial Director who authorized the filing of the Articles, which actions are hereby ratified by the execution of this Agreement. The Board of Directors shall execute and file in accordance with the laws of the State of Illinois any amendment to the Articles and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Illinois or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

         2.2      Name

         The name of the Fund shall be "[____________]" or such other name as the Board of Directors may hereafter adopt upon (i) causing an appropriate amendment to the Articles to be filed in accordance with the laws of the State of Illinois and (ii) taking such other actions as may be required by law.

         2.3      Principal and Registered Office

         The Fund shall have its principal office at 817 West Peachtree Street, N.W., Suite 400, Atlanta, Georgia 30308-1144, or at such other place designated from time to time by the Board of Directors.

         The Fund shall have its registered office in Illinois at c/o CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, Illinois, 60604, and shall have CT Corporation System as its registered agent for service of process in Illinois, unless and until a different registered office or agent is designated by the Board of Directors.

         2.4      Duration

         The term of the Fund commenced on the filing of the Articles with the Secretary of State of Illinois and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

         2.5      Business of the Fund

                  (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise, and to engage in such activities and transactions as the Board of Directors may deem necessary or advisable in connection therewith, including:

                  (1) To engage in any other activities for which limited
                      liability companies may be organized under Illinois law;

                  (2) To enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions as may be necessary or advisable to effectuate the foregoing purpose, including without limitation:

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

                                    (i) To purchase, transfer, pledge and
                                    otherwise acquire and dispose of and
                                    exercise all rights, powers, privileges
                                    and other incidents of ownership or
                                    possession with respect to the assets of the Fund;

                                    (ii) To acquire, purchase, hold and sell
                                    Securities, increasing, decreasing or
                                    liquidating such positions in such
                                    Securities without any limitation as to
                                    the frequency or the fluctuation in such positions;

                                    (iii) To borrow money, on a secured or
                                    unsecured basis, from banks or brokers,
                                    and to secure the payment of any
                                    obligations of the Fund by hypothecation or pledge of all or part of the Fund's assets;

                                    (iv) To open, maintain and close bank,
                                    brokerage and other accounts with any
                                    broker-dealer and to effect transactions through such accounts; and

                                    (v) To take such actions as may be
                                    necessary or advisable in connection with the foregoing, including the hiring of personnel, the retention of investment advisers or sub-advisers, agents, independent contractors, legal and accounting counselors, and the preparation and filing of all Fund tax returns.

                  (b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to such fundamental policies and investment restrictions as may be adopted by the Board of Directors and in accordance with the 1940 Act.

         2.6      Board of Directors

                  (a) Prior to the Closing Date, the Initial Director may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Directors on the Board of Directors, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or signing an investor application or certification in connection with the purchase of an Interest, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Directors so designated. After the Closing Date, the Board of Directors may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Director and subject to the requirements of the 1940 Act with respect to the election of Directors by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director. The names and mailing addresses of the Directors shall be set forth in the books and records of the Fund. The number of Directors shall be fixed from time to time by the Board of Directors.

                  (b) Each Director shall serve on the Board of Directors for the duration of the term of the Fund, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.1 hereof. In the event of any vacancy in the position of Director, the remaining Directors may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Directors then serving would have been elected by the Members. The Board of Directors may call a meeting of Members to fill any vacancy in the position of Director, and shall do so within 60 days after any date on which Directors who were elected by the Members cease to constitute a majority of the Directors then serving on the Board of Directors.

                  (c) In the event that no Director remains to continue the business of the Fund, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Directors to the Board of Directors. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to
         Section 6.2 hereof.

         2.7      Members

         The Fund may offer Interests for purchase by investors on the first day of each calendar month or at such other times as may be determined from time to time by the Board of Directors in such manner as may be determined by the Board of Directors. All subscriptions for Interests are subject to the receipt by the Fund or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to the Fund as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. No person shall be admitted as a Member unless the Board of Directors reasonably believes, based on information furnished by such person, that such person satisfies the suitability standards established by the Board of Directors from time to time. The Board of Directors may in its sole discretion reject any subscription for an Interest. The Board of Directors may, in its sole discretion, suspend the offering of the Interests at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member. The admission of new Members shall not require the unanimous consent of the then-current Members of the Fund.

         2.8      Organizational Member

         The initial contribution of capital to the Fund by the Organizational Member shall be represented by an Interest, which Interest shall have the same rights as other Interests held by Members.

         2.9      Both Directors and Members

         A Member may at the same time be a Director and a Member in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided by the laws of the State of Illinois.

         2.10     Limited Liability

         Except as provided under applicable law, a Member shall not be liable for the Fund's debts, obligations and liabilities in any amount in excess of the capital account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Director shall not be liable for the Fund's debts, obligations and liabilities.

                                  ARTICLE III

                                  MANAGEMENT

         3.1      Management and Control

                  (a) Management and control of the business of the Fund shall be vested in the Board of Directors, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of Directors under the laws of the State of Illinois and to do all things necessary and proper to carry out the objective and business of the Fund and their duties hereunder. No Director shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Director's authority as delegated by the Board of Directors. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of an Illinois corporation and
         (ii) each Independent Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as an Illinois corporation who is not an "interested person," as such term is defined by the 1940 Act, of such company. During any period in which the Fund shall have no Directors, the Adviser shall have the authority to manage the business and affairs of the Fund.

                  (b) The Board of Directors is hereby authorized and empowered to carry out and implement any and all of the purposes of the Fund, including, without limiting the generality of the foregoing:

                  (1) to engage personnel and to do such other acts and incur such other expenses on behalf of the Fund in accordance with the terms of this Agreement as the Board of Directors may deem necessary or advisable in connection with the conduct of the Fund's affairs;

                  (2) to engage independent attorneys, accountants, investment advisers, agents or such other persons as it may deem necessary or advisable;

                  (3) to receive, buy, sell, exchange and otherwise trade and deal in Securities of the Fund;

                  (4) to open, conduct and close accounts, including margin and discretionary accounts, with brokers, investment advisers, or other persons and to pay the fees and charges for transactions in such accounts;

                  (5) to open, maintain and close bank, brokerage and other depository accounts;

                  (6) to execute, deliver and perform such other contracts, agreements and such other undertakings as it may deem necessary or advisable for the conduct of the business of the Fund; and

                  (7) to file, if advisable, various tax elections for the Fund.

                  (c) Members shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this

         Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required by the laws of the State of Illinois.

                  (d) The Board of Directors shall devote to the Fund such of its efforts as the Board of Directors shall deem necessary for the management of the affairs of the Fund, it being understood that nothing hereto shall require the Board of Directors to devote its full time to the business and affairs of the Company. Nothing contained in this Agreement shall preclude any of the Directors from acting as a director, stockholder, officer or employee of any corporation, a trustee of a trust, a partner of any partnership, a member of any other limited liability company or an administrative official of any governmental entity, from receiving compensation for services rendered in connection with the foregoing, from acting as a principal or employee of any firm, corporation or person with whom the Fund may contract for services or otherwise, or participating in profits derived from investments in any such corporation, company, trust, partnership or other governmental entity or from investing in any securities or other property for his or her own account.

                  (e) The Board of Directors may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Directors to the extent permissible under applicable law, and may appoint persons to serve as officers of the Fund, with such titles and authority as may be determined by the Board of Directors consistent with applicable law.

         3.2      Actions by the Board of Directors

                  (a) Unless provided otherwise in this Agreement, the Board of Directors shall act only: (i) by the affirmative vote of a majority of the Directors (including the vote of a majority of the Independent Directors if required by the 1940 Act) present at a meeting duly called at which a quorum of the Directors shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

                  (b) The Board of Directors may designate from time to time a Principal Director who shall preside at all meetings of the Board of Directors. Meetings of the Board of Directors may be called by the Principal Director or by any two Directors, and may be held on such date and at such time and place as the Board of Directors shall determine. Each Director shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Directors may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Directors shall constitute a quorum at any meeting, except with respect to matters which require unanimous consent under the laws of the State of Illinois.

         3.3      Audit Committee

         The Board of Directors shall establish an Audit Committee, which shall have primary responsibility to (i) recommend to the Board of Directors the appointment of the Fund's independent auditors, (ii) meet separately with the independent auditors and review the scope and anticipated costs of the audit, and (iii) receive and consider a report from the independent auditors concerning the conduct of the audit. The Audit Committee shall be comprised of the Independent Directors.

         3.4      Officers

                  (a) The executive Officers of the Fund shall be a President, a Treasurer and a Secretary. If the Board of Directors has designated a Principal Director pursuant to Section 3.2(b) hereof, then the Principal Director shall also be an executive Officer. The Board of Directors may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Fund. The Principal Director, if there be one, shall be elected from among the persons serving as Directors, but no other Officer need be a Director. The Board of Directors may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other Officers as the Board of Directors shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. A person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Fund an instrument required by law to be executed, acknowledged and verified by more than one Officer.

                  (b) The Officers shall be elected annually at a meeting of the Board of Directors. Each Officer shall hold office until his successor is elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Directors, or by the President acting under authority delegated by the Board of Directors, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Fund. Any Officer may be removed at any time by the Board of Directors or by the President acting under authority delegated by the Board of Directors if in its or his judgment the best interest of the Fund would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Fund and such Officer.

                  (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors or by the President acting under authority delegated by the Board of Directors. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed.

                  (d) All Officers as between themselves and the Fund shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Fund as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Directors or by the President acting under authority delegated by the Board of Directors.

         3.5      Meetings of Members

                  (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Directors or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Directors shall determine. The Board of Directors shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting, and matters incidental thereto, may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes at such meeting.

                  (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Investment Percentage as of the record date for such meeting. The Board of Directors shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

                  (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

         3.6      Custody of Assets of the Fund

         The physical possession of all funds, Securities and other properties of the Fund shall at all times, be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act and the rules thereunder.

         3.7      Other Activities of Members and Directors

                  (a) The Directors shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

                  (b) Any Member or Director, and any Affiliate of any Member or Director, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Director shall have any rights in or to such activities of any other Member or Director, or any profits derived therefrom.

         3.8      Duty of Care

                  (a) None of the Directors, the Adviser or any Sub-Adviser shall be liable for the return or payment of all or any portion of the capital or profits allocable to any Member, it being expressly agreed that any return of capital or payment of profits made pursuant to this Agreement shall be made solely from the assets of the Fund (which shall not include any right of contribution from any Director, the Adviser or any Sub-Adviser).

                  (b) None of the Directors, the Adviser or any Sub-Adviser shall be liable to the Fund, any Member or any former Member for: (i) any act performed, or the omission to perform any act, within the scope of the power and authority conferred on the relevant party by this Agreement and/or under the laws of the State of Illinois, except by reason of acts or omissions of the relevant party finally determined by a court or tribunal having proper jurisdiction to constitute fraud, bad faith, gross negligence or reckless or intentional misconduct; (ii) the termination of the Fund and this Agreement pursuant to the terms hereof; (iii) the performance by a Director, the Adviser or any Sub-Adviser of, or the omission by any of them to perform, any act which such party reasonably believed to be consistent with the advice of attorneys, accountants or other professional advisers to the Fund or to such party with respect to matters relating to the Fund; (iv) the conduct of any person selected or engaged by such party other than in bad faith; or (v) any tax imposed on the Fund or the Members in any jurisdiction, or any costs incurred in respect of a tax audit or similar procedure.

                  (c) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any Member or third parties only as provided under the laws of the State of Illinois.

         3.9      Indemnification

                  (a) To the fullest extent permitted by law, the Fund shall, subject to Section 3.9(b) hereof, indemnify each Director (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of fraud, bad faith, gross negligence or reckless or intentional misconduct involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.9 shall not be construed so as to provide for indemnification of a Director for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this
         Section 3.9 to the fullest extent permitted by law.

                  (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.9(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Directors (excluding any Director who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

                  (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.9(a) hereof if (i) approved as being in the best interests of the Fund by a majority of the Directors (excluding any Director who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Directors secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Fund or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

                  (d) Any indemnification or advancement of expenses made pursuant to this Section 3.9 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Director (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section
         3.9 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.9 the Fund shall be entitled to recover such expenses upon a final adjudication that, the Director or other person claiming a right to indemnification under this Section
         3.9 has not met the applicable standard of conduct set forth in this
         Section 3.9. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.9, the burden of proving that the Director or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.9 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

                  (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section
         3.9 or to which such indemnitee may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

                  (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.9 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Director or other person.

         3.10     Fees, Expenses and Reimbursement

                  (a) The Adviser and its Affiliates shall be entitled to receive such fees for services provided to the Fund as may be agreed to by the Adviser (or its Affiliate) and the Fund pursuant to the Investment Management Agreement or other applicable agreement relating to such services.

                  (b) The Board of Directors may cause the Fund to compensate each Director who is not an officer or employee of the Adviser (or of any Affiliate of the Adviser) for his or her services as such, and such Director shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

                  (c) The Fund shall bear all costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser pursuant to the Investment Management Agreement. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

                  (1) all costs and expenses directly related to investment
                      transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Investment Funds;

                  (2) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

                  (3) all costs and expenses associated with the organization and operation of any separate account or separate investment vehicle established by the Fund and managed by Portfolio Managers retained by the Fund;

                  (4) the costs and expenses of holding meetings of the Board and any meetings of Members, including reasonable travel and out-of-pocket expenses of the Directors and costs associated with the preparation and dissemination of proxy materials;

                  (5) the fees and disbursements of Fund counsel, any legal
                      counsel retained to represent the Independent Directors, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

                  (6) the management fee payable to the Adviser pursuant to
                      the Investment Management Agreement;

                  (7) the investor servicing fee payable to the placement
                      agent of the Fund to reimburse it for payments made to brokers, dealers and certain financial institutions that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers;

                  (8) the fees payable to custodians and other persons
                      providing administrative services to the Fund;

                  (9) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;

                  (10)all costs and expenses of preparing, setting in type,
                      printing and distributing reports and other communications to Members; and

                  (11)such other types of expenses as may be approved from
                      time to time by the Board of Directors,

provided, however, that any costs and expenses related directly to the organization and initial offering the Fund shall be borne by the Adviser in accordance with the terms of the Investment Management Agreement.

                  (d) Subject to such limitations as may be imposed by the 1940 Act or other applicable laws, from time to time the Fund may, alone or in conjunction with the Adviser, any Affiliate of the Adviser or other registered or unregistered investment funds or other accounts for which the Adviser or any Affiliate of the Adviser acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Directors shall determine.

                                  ARTICLE IV

                    TERMINATION OF STATUS OF THE DIRECTORS,
                           TRANSFERS AND REPURCHASES

         4.1      Termination of Status of a Director

         The status of a Director shall terminate if the Director (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Director; (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Director; or (viii) shall otherwise cease to be a Director of the Fund under the laws of the State of Illinois.

         4.2      Removal of the Directors

         Any Director may be removed either by (i) the vote or written consent of at least two-thirds (2/3) of the Directors not subject to the removal vote or (ii) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

         4.3      Transfer of Interests of Members

                  (a) An Interest of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of such Member or (ii) with the written consent of the Board of Directors (which may be withheld in its sole discretion); provided, however, that the Board of Directors may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain Transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board of Directors may consent pursuant to the following sentence. The Board of Directors may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; PROVIDED, HOWEVER, that prior to any such pledge, transfer, or assignment, the Board of Directors shall consult with counsel to the Fund to ensure that such pledge, transfer, or assignment will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Directors which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.3 shall be void.

                  (b) The Board of Directors may not consent to a Transfer of an Interest or a portion thereof of a Member unless: (i) the person to whom the Interest is Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board of Directors believes is a "Qualified Client" as that term is defined in paragraph (d)(1) of Rule 205-3 under the Advisers Act; and (ii) the entire Interest of the Member is Transferred to a single transferee or, after the Transfer of a portion of an Interest, the balance of the Capital Account of each of the transferee and transferor is not less than $5,000, or such lesser amount as may be established by the Board of Directors. Any transferee that acquires an Interest by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers an Interest with the approval of the Board of Directors, the Board of Directors shall promptly take all necessary actions so that the transferee to whom such Interest is transferred is admitted to the Fund as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer.

                  (c) Each Member shall indemnify and hold harmless the Fund, the Directors, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.3 and
         (ii) any misrepresentation by such Member in connection with any such Transfer.

         4.4      Repurchase of Interests

                  (a) Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase that Interest or portion thereof. The Board of Directors from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. However, the Fund shall not offer to repurchase Interests on more than two occasions during any one Fiscal Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Fund or the Members. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board of Directors shall consider, among other things, the recommendation of the Adviser. The Board of Directors shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms determined by the Board of Directors to be fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

                  (b) A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a capital account balance equal to $5,000, or such lesser amount as may be established by the Board of Directors. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from the Member so that the required minimum balance is maintained or to cause the Fund to repurchase all of the Interests held by such Member.

                  (c) The Adviser and any Affiliate of the Adviser may tender any Interest or a portion thereof that it holds as a Member under
         Section 4.4(a) hereof.

                  (d) The Board of Directors may, in its discretion, cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member in the event that the Board of Directors determines or has reason to believe that:

                  (1) such an Interest or portion thereof has been transferred in violation of Section 4.3 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member;

                  (2) ownership of such an Interest by a Member or other person will cause the Fund, the Adviser or any person retained as a Sub-Adviser to the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws, of the United States or any other relevant jurisdiction;

                  (3) such Member's continued participation in the Fund may cause the Fund to be classified as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

                  (4) such Member's capital account balance, as a result of transfers or repurchases of Interests, is less than $5,000;

                  (5) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

                  (6) it would be in the best interests of the Company, as determined by the Board of Directors in its sole discretion, for the Company to repurchase such an Interest or portion thereof.

                  (e) Repurchases of Interests or portions thereof by the Fund shall be payable promptly after the date of each such repurchase or, in the case of an offer by the Fund to repurchase Interests, promptly after the expiration date of such repurchase offer in accordance with the terms of such offer. Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Directors, of the estimated unaudited net asset value of the Interest (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Directors or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Directors, in its discretion, may pay any portion of the repurchase price in Securities (or any combination of Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased; provided that the Board of Directors, in its discretion, may make payment of the purchase price for an Interest by in-kind distribution of Securities held by the Fund. The purchase price of an Interest will be determined approximately one month after the date a Member submits a request for repurchase (the "Valuation Date"), and the Fund will endeavor to pay such purchase price approximately one month after the applicable Valuation Date.

                  (f) Subject to the approval of the Board of Directors and compliance with the 1940 Act, the Fund may impose a fee or charge in connection with repurchases of Interests, including a fee or charge applicable to repurchases of Interests (or portions thereof) effected prior to the expiration of a specified period subsequent to a Member's admission to the Fund.

                                   ARTICLE V

                                    CAPITAL

         5.1      Contributions to Capital

                  (a) The minimum initial contribution of each Member to the capital of the Fund shall be such amount as the Board of Directors, in its discretion, may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Directors shall not be entitled to make contributions of capital to the Fund as Directors of the Fund, but may make contributions to the capital of the Fund as Members. The Adviser may make contributions to the capital of the Fund as a Member.

                  (b) Members may make additional contributions to the capital of the Fund effective as of such times as the Board of Directors, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent provided in Section
         5.6 hereof. The minimum additional capital contribution of a Member to the capital of the Fund shall be such amount as the Board of Directors, in its sole discretion, may determine from time to time.

                  (c) Initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash or readily available funds on or before the date of the proposed contribution.

         5.2      Rights of Members to Capital

         No Member shall be entitled to interest on any contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 4.4 hereof, (ii) pursuant to the provisions of Section 5.6(c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

         5.3      Capital Accounts

                  (a) The Fund shall establish a separate Capital Account for each Member.

                  (b) Each Member's Capital Account shall have an initial balance equal to the amount of such Member's initial contribution to the capital of the Fund.

                  (c) Each Member's Capital Account shall be increased by the sum of (i) the amount of additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 through 5.6 hereof, and such Member's Investment Percentage shall be correspondingly increased.

                  (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.4, 5.9 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 through 5.7 hereof, and such Member's Investment Percentage shall be correspondingly decreased.

                  (e) Each Member's Capital Account shall be adjusted at the close of business on the last day of each Fiscal Period.

         5.4      Allocation of Net Profit and Net Loss.

         As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period, shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Investment Percentages for such Fiscal Period.

         5.5      Allocation of Certain Expenditures

         Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board of Directors to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

         5.6      Reserves

                  (a) The Board of Directors may, in consultation with the Adviser or on its own initiative, establish appropriate reserves ("Reserves") which shall be accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Directors, such reserves to be in the amounts that the Board of Directors, in its sole discretion, deems necessary or appropriate. The Board of Directors may increase or reduce any such reserves from time to time by such amounts as the Board of Directors, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, may be proportionately charged or credited, as applicable, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided that if any such individual reserve item, adjusted by any increase therein, exceed the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase or decrease shall instead be charged or credited to those persons who were Members at the time, as determined by the Board of Directors in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased (in proportion to their Capital Accounts at that time).

                  (b) To the extent permitted under applicable law, if at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt, and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting principles, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those persons who were Members during such prior Fiscal Period or Periods.

                  (c) To the extent permitted under applicable law or if the Board of Directors so determines, if any amount is required by paragraph (a) or (b) of this Section 5.6 to be charged or credited to a person who is no longer a Member, such amount shall be paid by or to such person, as the case may be, in cash, with interest from the date on which the Board of Directors determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such person ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

         5.7      Tax Allocations

         For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.8 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and
1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation ss. 1.704-1(b)(2)(ii)(d). Notwithstanding anything to the contrary in this Agreement, the Board of Directors may, in its discretion, make a special allocation of an amount of the Fund's capital gains (including short-term capital gains) for Federal income tax purposes to a Member withdrawing its Interest in the Fund, to the extent that the Capital Account balance of such withdrawing Member exceeds the Federal income tax basis in its interest.

         If the Fund realizes capital gains (including short-term capital gains) for Federal income tax purposes ("gains") for any fiscal year during or as of the end of which the Interests of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Fund pursuant to Article IV, the Board of Directors, unless otherwise determined by the Board of Directors, in its sole discretion, shall allocate such gains as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any gains not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Section 5.4.

         If the Fund realizes capital losses (including long-term capital losses) for Federal income tax purposes ("losses") for any fiscal year during or as of the end of which the Interests of one or more Negative Basis Members (as hereinafter defined) are repurchased by the Fund pursuant to Article IV, the Board of Directors, unless otherwise determined by the Board of Directors, in its sole discretion, shall allocate such losses as follows: (i) to allocate such losses among such Negative Basis Members, pro rata in proportion to the respective Negative Basis (as hereinafter defined) of each such Negative Basis Member, until either the full amount of such losses shall have been so allocated or the Negative Basis of each such Negative Basis Member shall have been eliminated and (ii) to allocate any losses not so allocated to Negative Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Section 5.4.

         As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under
Section 752 of the Code), and (ii) the term "Positive Basis Member" shall mean any Member whose Interest is repurchased by the Fund and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause (i) of the second paragraph of this
Section 5.8 equal to its Positive Basis as of the effective date of such repurchase.

         As used herein, (i) the term "Negative Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under
Section 752 of the Code), and (ii) the term "Negative Basis Member" shall mean any Member whose Interest is repurchased by the Fund and who has Negative Basis as of the effective date of such repurchase, but such Member shall cease to be a Negative Basis Member at such time as it shall have received allocations pursuant to clause (i) of the third paragraph of this Section 5.8 equal to its Negative Basis as of the effective date of such repurchase.

         5.8      Distributions

         The Board of Directors, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Investment Percentages.

         5.9      Withholding

                  (a) The Board of Directors may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

                  (b) For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Board of Directors, the amount of such excess.

                  (c) The Board of Directors shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Directors with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Fund and each of the other Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                  ARTICLE VI

                          DISSOLUTION AND LIQUIDATION

         6.1      Dissolution

         The Fund shall be dissolved:

                  (a) upon the affirmative vote to dissolve the Fund by: (i) the Board of Directors or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

                  (b) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.4 hereof, a written notice to the Fund requesting the repurchase of its entire Interest by the Fund, if such Interest has not been repurchased by the Fund, except as otherwise prohibited by the 1940 Act; or

                  (c) upon the failure of Members to elect a successor Director at a meeting called by the Adviser in accordance with
         Section 2.6(c) hereof when no Director remains to continue the business of the Fund;

                  (d) at any time at the election of the Board of Directors;
         or

                  (e) as required by operation of law.

         Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board of Directors and Members may elect to continue the business of the Fund as provided above, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 6.2 hereof and the Articles have been canceled.

         6.2      Liquidation of Assets

                  (a) Upon the dissolution of the Fund as provided in Section
         6.1 hereof, the Board of Directors shall promptly appoint the Board of Directors or the Adviser as the liquidator (the "Liquidator") and the Liquidator shall liquidate the business and administrative affairs of the Fund, except that if the Board of Directors does not appoint the Board of Directors or the Adviser as the liquidator or the Board of Directors or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Directors or Liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

                  (1) to satisfy the debts of the Fund, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

                  (2) to satisfy such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a pro rata basis; and

                  (3) to the payment of the Members on a pro rata basis of the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

                  (b) If the Fund shall be wound up (whether the liquidation is altogether voluntary or by or under the supervision of the courts), the Liquidator may divide among the Members in kind the whole or any part of the assets of the Fund, and may for such purposes set such value as the Liquidator deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the Members. The Liquidator may vest any part of such assets in trustees upon such trust (a "liquidating trust") for the benefit of such Members as the Liquidator may determine. The date of any such transfer to a liquidating trust shall constitute the end of the Fund's final accounting period with respect to the assets contributed thereto, irrespective of when the liquidating trust is itself dissolved, and the Liquidator shall be entitled to continue to be reimbursed for the expenses incurred by it in managing the liquidating trust as well as to receive expense payments with respect thereto.

                  (c) In the event that the Liquidator intends to make a distribution to a Member in whole or in part, in kind rather than in cash, the Liquidator shall give such Member at least 10 days' notice of the proposed in-kind payment (generally describing the assets to be distributed and any associated liabilities to be assumed). If the Member notifies the Liquidator within 5 days of receipt of such notice from the Liquidator that receipt of the assets (or associated liabilities) intended to be paid out to such Member could reasonably expected to cause such Member to be in violation of law, the Liquidator shall cause the Fund to sell the assets intended to be distributed - which sale may be made as the Liquidator may determine. In such case, the Liquidator need made no representation as to how long a delay there might be before such sale will be effected and whether there will be a single sale for the entirety of such assets or more than one sale. No interest shall accrue on any amounts due to the affected Member pending such sale(s); provided, that the Liquidator shall cause the Fund to distribute the proceeds of such sale(s) promptly following receipt. The amount received upon any such distribution shall constitute full discharge of any and all amounts due to the affected Member in respect of such distribution.

                                  ARTICLE VII

                 ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

         7.1      Accounting and Reports

                  (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board of Directors shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

                  (b) After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

                  (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this
         Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted auditing standards. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

         7.2      Determinations by the Board of Directors

                  (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Directors unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

                  (b) The Board of Directors may make such adjustments to the computation of Net Profit or Net Loss or any components comprising the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

         7.3      Valuation of Assets

                  (a) Except as may be required by the 1940 Act, the Board of Directors shall value or have valued any Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period in accordance with such valuation policies and procedures (the "Valuation Procedures") as shall be established or amended from time to time by the Board of Directors and which conform to the requirements of the 1940 Act and which are appended hereto as Exhibit A. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

                  (b) The Fund will value interests in Investment Funds at their "fair value," as determined in good faith by the Board of Directors pursuant to the Valuation Procedures.

                  (c) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this
         Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                 ARTICLE VIII

                           MISCELLANEOUS PROVISIONS

         8.1      Amendment of Limited Liability Company Agreement

                  (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Directors (including the vote of a majority of the Independent Directors, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of Members by such vote as is required by the 1940 Act.

                  (b) Any amendment that would:

                  (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

                  (2) reduce the Capital Account of a Member other than in accordance with Article V; or

                  (3) modify the events causing the dissolution of the Fund; may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Directors) to have its entire Interest repurchased by the Fund.

                  (c) The power of the Board of Directors to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

                  (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

                  (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(a) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

                  (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Fund will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in Section 7704(b) of the Code.

                  (d) The Board of Directors shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or
         (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

         8.2      Special Power of Attorney

                  (a) Each Member hereby irrevocably makes, constitutes and
                      appoints the Adviser and each Director, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

                  (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

                  (2) any amendment to the Articles required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

                  (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of Illinois or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the laws of the State of Illinois.

                  (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Articles or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

                  (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Directors and the Adviser and as such:

                  (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund or Board of Directors shall have had notice thereof; and

                  (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board of Directors for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Directors to execute, acknowledge and file any instrument necessary to effect such substitution.

         8.3      Notices

         Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund, the Board of Directors or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties at their addresses as set forth in the books and records of the Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

         8.4      Agreement Binding Upon Successors and Assigns

         This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

         8.5      Applicability of 1940 Act and Form N-2

         The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members.

         Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

         8.6      Choice of Law

         Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Illinois without regard to the conflict of law principles of such State.

         8.7      Not for Benefit of Creditors

         The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Directors and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

         8.8      Consents

         Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

         8.9      Merger and Consolidation

                  (a) The Fund may merge or consolidate with or into one or more limited liability companies formed in accordance with the laws of the State of Illinois or other business entities pursuant to an agreement of merger or consolidation that has been approved in accordance with the laws of the State of Illinois.

                  (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with the laws of the State of Illinois may (i) effect any amendment to this Agreement, (ii) effect the adoption of a new operating agreement for the Fund if it is the surviving or resulting limited liability Fund in the merger or consolidation, or
         (iii) provide that the limited liability Fund agreement of any other constituent limited liability Fund to the merger or consolidation (including a limited liability Fund formed for the purpose of consummating the merger or consolidation) shall be the limited liability Fund agreement of the surviving or resulting limited liability Fund.

         8.10     Pronouns

         All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as entity of the person or persons, firm or corporation may require in the context thereof.

         8.11     Confidentiality

                  (a) A Member may obtain from the Fund such information regarding the affairs of the Fund as is just and reasonable under the laws of the State of Illinois, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Directors.

                  (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Directors, which consent may be withheld in its sole discretion.

                  (c) Each Member recognizes that in the event that this
         Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

         8.12     Certification of Non-Foreign Status

         Each Member or transferee of an Interest from a Member shall certify, upon admission to the Fund and at such other times thereafter as the Board of Directors may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 60 days of any change in such Member's status.

         8.13     Severability

         If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

         8.14     Filing of Returns

         The Board of Directors or its designated agent shall prepare and file, or cause the accountants of the Fund to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

         8.15     Tax Matters Partner

                  (a) A Director who is a Member shall be designated on the Fund's annual Federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of the Fund for purposes of Section 6231(a)(7) of the Code. In the event that no Director is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for the Fund pursuant to
         Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Director selected by the Board of Directors all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Director as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Director's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Fund under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Fund from any and all liabilities and obligations that arise from or by reason of such designation.

                  (b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Fund holding such interests through such Pass-Thru Member. In the event the Fund shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Fund is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Fund and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Fund.

         8.16     Section 754 Election

         In the event of a distribution of Fund property to a Member or an assignment or other transfer (including by reason of death) of all or part of the interest of a Member in the Fund, at the request of a Member, the Board of Directors, in its discretion, may cause the Fund to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Fund property as provided by Sections 734 and 743 of the Code.

         8.17 Reliance. In dealing with the Board of Directors acting on behalf of the Fund, no person shall be required to inquire into the authority of the Board of Directors to bind the Fund. Persons dealing with the Fund shall be entitled to rely on a certification by the Board of Directors with regard to the authority of any other person to act on behalf of the Fund in any manner.

         8.18 Registration of Assets. Any assets owned by the Fund may be registered in the Fund name, or in the name of a nominee, or a "street name." Any corporation, brokerage firm or transfer agent called upon to transfer any assets to or from the name of the Fund shall be entitled to rely upon instructions or assignments signed by a Director or an agent of the Board of Directors without inquiry as to the authority of the person signing or purporting to sign such instructions or assignments or as to the validity of any transfer to or from the name of the Fund; provided, that any corporation, brokerage firm or transfer agent holding cash or assets of the Fund shall be expected to comply with any special instructions concerning payment and delivery given to it in writing by a Director.

         8.19 Limitation on Duties. Pursuant to the laws of the State of Illinois, the Members' duties to other Members and the Fund are limited to those expressly provided herein.

         8.20 Contractual Statute of Limitations. Any claim brought against any Director, the Adviser or any Sub-Adviser, the Fund or any related party that arises out of or is connected with or related to the Fund or such party's involvement with the Fund or its business affairs in any way, including any claim resulting from or relating to the offer or sale of the Interests shall, unless otherwise previously barred by any provision of law, be barred unless such claim is initiated within one year of the discovery of the event which is the subject of such claim or within one year of the date that such event reasonably should have been discovered (whichever is sooner).

         8.21 Matters Not Provided For; Compliance With Law. The Board of Directors shall be empowered to decide any question arising with respect to the Fund or this Agreement, and to make such provisions as the Board of Directors deems to be in, or not opposed to, the interests of the Fund, but which are not specifically set forth herein.

         EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN
SECTION 8.11.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                       ORGANIZATIONAL MEMBER:

                                       Aspen Strategic Alliance LLC

                                       By:


                                       ____________________________



MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board of Directors to the Fund as a Member.

                         [PROSPECTUS BACK COVER PAGE]


                          ASA HEDGED EQUITY FUND LLC
                          ASA DEBT ARBITRAGE FUND LLC
                      ASA MARKET NEUTRAL EQUITY FUND LLC
                         ASA MANAGED FUTURES FUND LLC


                                  PROSPECTUS
                            Dated November 25, 2003





Until March 30, 2004 (90 calendar days after the commencement of the offering), all dealers effecting transactions in these Interests, whether or not participating in this offering, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of the selected broker-dealers to deliver a Prospectus in connection with each sale made pursuant to this offering.

                          ASA HEDGED EQUITY FUND LLC
                          ASA DEBT ARBITRAGE FUND LLC
                      ASA MARKET NEUTRAL EQUITY FUND LLC
                         ASA MANAGED FUTURES FUND LLC


                      STATEMENT OF ADDITIONAL INFORMATION
                             Dated March 24, 2004

                  This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of each of ASA Hedged Equity Fund LLC, ASA Debt Arbitrage Fund LLC, ASA Market Neutral Equity Fund LLC and ASA Managed Futures Fund LLC (each a "Company" and together the "Companies"), dated March 24, 2004. A copy of the Prospectus may be obtained by contacting the Company at the address set forth above or by telephone at (866) 277-3619.


                  This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                               TABLE OF CONTENTS

                                                                          Page

OTHER RISKS................................................................2


INVESTMENT POLICIES AND PRACTICES..........................................8


MANAGEMENT OF THE COMPANIES................................................9

         Board Of Directors................................................9
         Advisory Arrangements............................................13
         Fees and Expenses................................................21
         Codes Of Ethics..................................................21

TAX ASPECTS...............................................................22

         Tax Treatment Of Company Operations..............................22
         Tax Consequences To A Withdrawing Investor.......................24
         Tax Treatment Of Company Investments.............................25
         Foreign Taxes....................................................30
         Unrelated Business Taxable Income................................30
         Certain Issues Pertaining To Specific Exempt Organizations.......32
         State And Local Taxation.........................................33

ADVERTISING AND SALES MATERIAL............................................34


PROXY VOTING POLICIES AND PROCEDURES......................................35

FINANCIAL STATEMENTS......................................................35

                                  OTHER RISKS

                  Investing in a Company will involve risks other than those described in the Prospectus including those described below:

                  Performance-Based Compensation Arrangements with Portfolio Managers. Each Company typically enters into arrangements with Portfolio Managers which provide that Portfolio Managers be compensated, in whole or in part, based on the appreciation in value (including unrealized appreciation) of the account during specific measuring periods. In certain cases, Portfolio Managers may be paid a fee (generally ranging from 10% to 25% of net profits of each Investment Fund managed by such Portfolio Manager) based on appreciation during the specific measuring period without taking into account losses occurring in prior measuring periods, although the Adviser anticipates that Portfolio Managers who charge such fees will generally take into account prior losses. Such performance fee arrangements may create an incentive for such Portfolio Managers to make investments that are riskier or more speculative than would be the case in the absence of such performance-based compensation arrangements.

                  Lack of Operating History. Each Company is a recently formed entity and has no operating history upon which investors can evaluate its performance. Notwithstanding that the Adviser has experience managing investments, and the personnel of the Adviser responsible for managing each Company's investment portfolio have substantial experience in managing investments and private investment funds, the Adviser has not previously advised an entity registered under the 1940 Act. Further, some of the Portfolio Managers with whom a Company may invest have limited track records. Although the principals of the Adviser have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, a Company's investment program should be evaluated on the basis that there can be no assurance that the Adviser's assessments of Portfolio Managers, and in turn its assessments of the short-term or long-term prospects of investments, will prove accurate.

                  Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by a Company is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that a Company will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Moreover, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by a Portfolio Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment funds sponsored, managed or advised by the Adviser or the Adviser and their affiliates may seek investment opportunities similar to those a Company may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to that Company.

                  Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. If those liabilities were to arise, the investing Investment Funds likely would suffer losses on their investments.

                  Inadequate Return. No assurance can be given that the returns on a Company's investments will be commensurate with the risk of investment in a Company. Investors should not commit money to a Company unless they have the resources to sustain the loss of their entire investment in that Company.

                  Inside Information. From time to time, a Company or its affiliates may come into possession of material, non-public information concerning an entity in which that Company has invested, or proposes to invest. Possession of that information may limit the ability of a Company to buy or sell securities of that entity.

                  Recourse to Each Company's Assets. A Company's assets, including any investments made by that Company and any interest in the Investment Funds held by that Company, are available to satisfy all liabilities and other obligations of that Company. If a Company becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to that Company's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

                  Possible Exclusion of an Investor Based on Certain Detrimental Effects. A Company may, as determined by the Board of Directors, repurchase the Interest or portion of an Interest held by an Investor or other person acquiring an Interest from or through an Investor, or cause an Investor to sell the Interests held by such Investor to another Investor, if:

         o the Interest or a portion of it has been transferred or has vested in any person other than by operation of law as the result of the death, divorce, dissolution, bankruptcy or incompetence of the Investor;

         o ownership of the Interest by the Investor or other person will cause the Company to be in violation of, or require registration of any Interest or portion of any Interest under, or subject a Company to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction, or may subject a Company or any Investor to an undue risk of adverse tax or other fiscal or regulatory consequences;

         o continued ownership of the Interest or portion of it by the Investor or other person may be harmful or injurious to the business of a Company; or

         o any of the representations and warranties made by the Investor or other person in connection with the acquisition of the Interest or portion of the Interest was not true when made or has ceased to be true.

                  The effect of these provisions may be to deprive an investor in a Company of an opportunity for a return even though other investors in that Company might enjoy such a return.

                  Limitations on Transfer; No Market for Investor Interests. No Investor will be permitted to transfer his, her or its Interest without the consent of the Board of Directors. The transferability of Interests will be subject to certain restrictions contained in the Operating Agreement and will be affected by restrictions imposed under applicable securities laws. No market currently exists for Interests, and the Adviser contemplates that one will not develop. Although the Adviser expects to recommend to the Board of Directors that each Company offer to repurchase Interests twice each year, no assurances can be given that a Company will do so. Consequently, Interests should only be acquired by investors able to commit their funds for an indefinite period of time.

                  Liquidity Risks. Interests will not be traded on any securities exchange or other market and will be subject to substantial restrictions on transfer. Although a Company may offer to repurchase Interests from time to time, an Investor may not be able to liquidate an Interest for up to one year from the initial Closing Date. The Adviser expects that it will recommend to the Board of Directors that each Company offer to repurchase Interests from Investors on March 31, 2004, and, after that date, twice each year as of September 30 and March 31. No assurances can be given that these repurchases will occur.

                  Foreign Securities. Portfolio Managers may invest in securities of foreign issuers and in depository receipts or shares, such as American Depository Receipts or American Depository Shares (referred to collectively as "ADRs"), which represent indirect interests in securities of foreign issuers. Foreign securities in which Portfolio Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are subject to risks generally viewed as not present in the U.S. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the lack of availability of financial information regarding a foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

                  Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies. The risks associated with investing in foreign securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries.

                  A Portfolio Manager may enter into forward currency exchange contracts ("forward contracts") for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a foreign security. This technique would allow the Investment Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund's existing holdings of foreign securities. Imperfect correlation may exist, however, between an Investment Fund's foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may be used for non-hedging purposes in seeking to meet an Investment Fund's investment objective, such as when a Portfolio Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund's investment portfolio. Investment Funds are not required to hedge all or any portion of their exposure to foreign currency risks, and there can be no assurance that hedging techniques will be successful if used.

                  Foreign Currency Transactions. A Portfolio Manager may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security an Investment Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Fund already owns, particularly if the Portfolio Manager expects a decrease in the value of the currency in which the foreign security is denominated. A Portfolio Manager's success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

                  Currency Risks. The investments of Portfolio Managers retained by a Company that are denominated in a foreign currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. The Portfolio Managers may try to hedge these risks by investing in foreign currencies, foreign currency futures contracts and options thereon, forward foreign currency exchange contracts, or any combination thereof, but there can be no assurance that such strategies will be implemented, or if implemented, will be effective.

                  Derivatives. The Adviser, on behalf of each Company, and some or all of the Portfolio Managers, may invest in, or enter into, derivatives or derivatives transactions ("Derivatives"). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by an Investment Fund or a Company can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund or a particular Company as a whole. Derivatives permit a Portfolio Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund or a Company. The Adviser's use of Derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

                   Many of the markets in which a Company and the Investment Funds effect their transactions are "over-the-counter" or "interdealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Company or an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, a Company or Investment Fund may take a credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject a Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such "counterparty risk" is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of a Company and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by a Company.

                  If a Portfolio Manager causes an Investment Fund, or the Adviser causes a Company, to invest in Derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Investment Fund or that Company or result in a loss. An Investment Fund or a

Company also could experience losses if Derivatives are poorly correlated with its other investments, or if the Portfolio Manager or the Adviser is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

                  Special Situations. The Portfolio Managers retained by a Company may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. In any investment opportunity involving any such type of business enterprise, there exists the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or result in a distribution of cash or a new security the value of which will be less than the purchase price to the Company of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Company may be required to sell its investment at a loss. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Company may invest, there is a potential risk of loss by the Company of its entire investment in such companies.

                  Multiple Portfolio Managers. Because each Company invests with Portfolio Managers who make their trading decisions independently, it is theoretically possible that one or more of such Portfolio Managers may, at any time, take positions that may be opposite of positions taken by other Portfolio Managers. It is also possible that the Portfolio Managers retained by any of the Companies may on occasion be competing with each other for similar positions at the same time. Also, a particular Portfolio Manager may take positions for its other clients that may be opposite to positions taken for the Company.

                  Other Clients of Portfolio Managers. The Portfolio Managers will have exclusive responsibility for making trading decisions on behalf of each Company. The Portfolio Managers have various levels of experience. In addition, the Portfolio Managers may also manage other accounts (including other partnerships and accounts in which the Portfolio Managers may have an interest) which, together with accounts already being managed, could increase the level of competition for the same trades the Company might otherwise make, including the priorities of order entry. This could make it difficult to take or liquidate a position in a particular security or futures contract at a price indicated by the Portfolio Manager's strategy.

                  Purchasing Initial Public Offerings. The Portfolio Managers may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

                  Special Investment Instruments and Techniques. Portfolio Managers may use a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund's investment objective. The Adviser, on behalf of each Company, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions. Neither the Portfolio Managers nor the Adviser are required to use such special investment instruments and techniques, and may choose not to do so.

                  Warrants and Rights. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

                  Swap Agreements. The Adviser, on behalf of each Company, and a Portfolio Manager, on behalf of an Investment Fund, may enter into equity, interest rate, index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Company or an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount", that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.

                  Most swap agreements entered into by a Company or an Investment Fund would require the calculation of the obligations of the parties to the agreements on a "net basis". Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a Company or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, a Company's or the Investment Fund's risk of loss consists of the net amount of payments that a Company or an Investment Fund contractually is entitled to receive.

                  To achieve investment returns equivalent to those achieved by a Portfolio Manager in whose Investment Fund a Company could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, a Company may enter into swap agreements under which that Company may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. A Company may seek to achieve the same investment result through the use of other Derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other Derivatives as described above is unclear. Swap agreements and other Derivatives used in this manner may be treated as a "constructive ownership of the reference property," which may result in a portion of any long-term capital gain being treated as ordinary income. See "Tax Aspects - Tax Treatment of Company Investments".

                  Lending Portfolio Securities. Portfolio Managers may cause Investment Funds to lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities by a Portfolio Manager may not exceed 33-1/3% of the value of an Investment Fund's total assets. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

                  When-Issued and Forward Commitment Securities. Portfolio Managers may purchase securities on behalf of Investments Funds on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions, if effected by a Company or by a Portfolio Manager for a Portfolio Account, will be subject to that Company's limitation on indebtedness unless, at the time the transaction is entered into, that Company has established and maintains a segregated account consisting of cash, U.S. Government securities or liquid securities equal to the value of the when-issued or forward commitment securities. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Portfolio Manager on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund or a Company may incur a loss.


                       INVESTMENT POLICIES AND PRACTICES

                  The investment objective of each Company is fundamental and may not be changed without a vote of a majority of that Company's outstanding voting securities. A Company has also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of a Company's outstanding voting securities. Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as a Company, means the vote, at an annual or a special meeting of the security holders of a Company duly called, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities of that Company are present or represented by proxy or of more than 50% of the outstanding voting securities of that Company, whichever is less.

                  In applying these investment restrictions and other policies described in the Prospectus and this SAI, a Company will aggregate its investments and transactions with those of each Portfolio Account, but will not aggregate its investments and transactions with those of the underlying Investment Funds that are not Portfolio Accounts. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Company's total assets, unless otherwise stated in the Prospectus and this SAI, will not constitute a deviation from the restriction or policy. Each Company's fundamental investment restrictions are as follows:

         1) The Company will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry or group of related industries; provided, however, that the Company will invest 25% or more of the value of its total assets in Investment Funds except during temporary periods of adverse market conditions affecting Investment Funds in which the Company may invest, but the Company will not invest 25% or more of the value of its total assets in one or more Investment Funds that have investment programs that focus on investing in the same industry or the same group of related industries.

         2) The Company will not issue senior securities, including by borrowing money, except to the extent permitted by the 1940 Act.

         3) The Company will not underwrite securities of other issuers, except insofar as the Company may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

         4) The Company will not make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Company's investment policies or as otherwise permitted under the 1940 Act.

         5) The Company will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

         6) The Company will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

                  The Adviser will not cause a Company to make loans to or receive loans from the Adviser, the Sub-Adviser or their respective affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law. A Company may effect brokerage transactions through affiliates of the Adviser or Sub-Adviser, subject to compliance with the 1940 Act. A Company may not engage in transactions with affiliates that violate Section 17 of the 1940 Act.

Special Regulation Applicable to Futures and Options Transactions

                  Futures and options transactions by each Company must constitute permissible transactions pursuant to regulations promulgated by the CFTC. Each Company intends to conduct its operations in compliance with CFTC Rule 4.5 under the Commodity Exchange Act of 1974 (the "Commodity Exchange Act") in order to avoid regulation by the CFTC as a commodity pool.


                          MANAGEMENT OF THE COMPANIES

Board Of Directors

                  The Board of Directors of each Company provides broad oversight over the operations and affairs of each Company. It has overall responsibility to manage and control the business affairs of each Company, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of each Company's business. The Board exercises the same powers, authority and responsibilities on behalf of each Company as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

                  The Directors are not required to contribute to the capital of any Company or to own Interests. A majority of the Directors are persons who are not "interested persons" (as defined by the 1940 Act) of any Company (the "Independent Directors"). The Independent Directors perform the same functions for each Company as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

                  The identity of the Directors and officers of each Company and brief biographical information regarding each Director and officer during the past five years is set forth below. Two of the Directors are "interested persons" of each Company, as defined by the Investment Company Act, because they are officers of each Company's investment adviser or affiliates of the investment adviser. Each Director and officer of each Company was appointed on October 10, 2003. Directors will each serve an indefinite term of office and officers of each Company will be elected annually. Unless otherwise noted below, the address of each Director and officer is c/o Aspen Strategic Alliance LLC, 817 West Peachtree Street, N.W., Suite 400, Atlanta, Georgia 30308-1144.

----------------------------------------------------------------------------------------------------------------------
NAME, ADDRESS AND AGE      POSITION(S)    PRINCIPAL OCCUPATIONS DURING THE PAST   NUMBER OF        OTHER PUBLIC
                           HELD WITH      5 YEARS                                 PORTFOLIOS       DIRECTORSHIPS
                           FUND                                                   IN FUND          HELD BY DIRECTOR
                                                                                  COMPLEX
                                                                                  OVERSEEN BY
                                                                                  DIRECTOR
----------------------------------------------------------------------------------------------------------------------
         INDEPENDENT DIRECTORS
----------------------------------------------------------------------------------------------------------------------
Richard G. Glidden (42)    Director       Business Development Manager of                4                None
                                          Northfield Information Services, Inc.
                                          (2000 to present); Business
                                          Development Manager, Chicago
                                          Investment Analytics, Inc.
                                          (1996-2000).
----------------------------------------------------------------------------------------------------------------------
Matthew Kenigsberg (35)    Director       Investment Strategist, SEI                     4                None
                                          Investments (2000 - present);
                                          Director, Barra RogersCasey
                                          (1998-2000).
----------------------------------------------------------------------------------------------------------------------
James A. Martin III (56)   Director       President, Sterling Investment                 4                None
                                          Management Inc. (1985 - present);
                                          President, Martin Management Inc.
                                          (1992 - present).
----------------------------------------------------------------------------------------------------------------------
Lynn Mathre (46)           Director       President; Asset Management Advisors,          4                None
                                          Inc. (1986 - present).
----------------------------------------------------------------------------------------------------------------------
         "INTERESTED" DIRECTORS AND OFFICERS
----------------------------------------------------------------------------------------------------------------------
Douglas E. Dunn, Ph.D.     Director       Chief Investment Officer of Aspen              4                None
(44)                                      Strategic Alliance LLC (2002 -
                                          present), and founder and Managing
                                          Director of QED CapitalWorks LLC
                                          (2002 - present); Director of
                                          Alternative Manager Research at
                                          Graystone Wealth Management, a
                                          division of Morgan Stanley (2000 -
                                          2001); Vice President and Senior
                                          Quantitative Analyst at Putnam
                                          Investments (1999 - 2000); Director
                                          of Research at Brandywine Asset
                                          Management (1998 - 1999).
----------------------------------------------------------------------------------------------------------------------
Kenneth E. Banwart (60)    Director       Chairman and CEO, Aspen Strategic              4                None
                                          Alliance LLC (2002 present); Managing
                                          Director, Aspen Partners, Ltd.
                                          (1996-present); Managing Director,
                                          QED CapitalWorks LLC. (2002-present)
----------------------------------------------------------------------------------------------------------------------

                                      11

----------------------------------------------------------------------------------------------------------------------
James G. Christian, Jr.    Director,      President of Aspen Strategic Alliance          4                None
(32)                       President      LLC (2002 - present) and Aspen
                           and Chief      Partners, Ltd (2001 - present);
                           Executive      Managing Director of QED CapitalWorks
                           Officer        LLC (2002 - present); Vice President
                                          of Business Development for American
                                          Coating Technologies (1997 - 1999).
----------------------------------------------------------------------------------------------------------------------
Jeremy L. Standrod (28)    Vice           Executive Vice President and                  N/A               None
                           President,     Secretary  of Aspen Strategic
                           Treasurer      Alliance LLC (2002 - present) and
                           and Chief      Aspen Partners, Ltd. (2001 -
                           Financial      present); and Managing Director of
                           Officer        QED CapitalWorks LLC. (2002 -
                                          present).
----------------------------------------------------------------------------------------------------------------------
Jocelyn Fulmor (28)        Secretary      Manager, PFPC Regulatory                      N/A               None
                                          Administration (2002 - present);
                                          Investment Management Analyst,
                                          Morgan, Lewis & Bockius LLP (1997 -
                                          2002).
----------------------------------------------------------------------------------------------------------------------

                  A Director's position will terminate if the Director is removed, resigns or is subject to various disabling events such as death or incapacity. A Director may resign upon 90 days' prior written notice to the other Directors, and may be removed either by vote of two-thirds of the Directors not subject to the removal vote or vote of the Investors holding not less than two-thirds of the total number of votes eligible to be cast by all Investors. In the event of any vacancy in the position of a Director, the remaining Directors may appoint an individual to fill that vacancy, so long as immediately after such appointment at least two-thirds of the Directors then serving have been elected by the Investors. The Directors may call a meeting of Investors to elect an individual to fill any vacancy in the position of a Director, and must do so within 60 days after any date on which Directors who have been elected by the Investors cease to constitute a majority of the Directors then serving. If no Director remains to manage the business of each Company, the Adviser must convene a meeting of Investors within 60 days for the purpose of determining whether to continue the business of each Company.

                  Each Company has a standing Audit Committee currently consisting of the Independent Directors. The principal functions of the Audit Committee are: (i) to recommend to the Board of Directors the appointment of each Company's independent auditors, (ii) to meet separately with the independent auditors (and counsel for Independent Directors) and review the scope and anticipated costs of the audit and (iii) to receive and consider a report from the independent auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in that connection.

                  Directors' Compensation. The following table shows compensation expected to be paid to the Independent Directors for the current fiscal year:

                                                             Total Compensation
               Name and             Aggregate Compensation      from Fund and
          Position with Fund         from each Company*          Fund Complex

Richard G. Glidden, Director                $1,250                 $5,000
Matthew Kenigsberg, Director                $1,250                 $5,000
James A. Martin III, Director               $1,250                 $5,000
Lynn Mathre, Director                       $1,250                 $5,000

                  Directors who are not employees of the Adviser or any affiliate of the Adviser are paid an annual retainer of $5,000 per year in the aggregate for services to the Companies. Such Directors are reimbursed by each Company for their reasonable travel and out-of-pocket expenses. The Directors do not receive any pension or retirement benefits from each Company. Directors employed by the Adviser or any affiliate of the Adviser, and the officers of each Company do not receive any compensation from each Company.

Advisory Arrangements

                  The Adviser and the Portfolio Account Manager

                  The Adviser of each Company is Aspen Strategic Alliance LLC, a Delaware limited liability company and registered investment adviser. Its main business office is located at 817 West Peachtree Street, N.W., Suite 400, Atlanta, Georgia 30308-1144 (telephone no. (404) 760-3424). The Adviser is responsible for all decisions concerning the business and operations of each Company including all investment decisions relating to the allocation of Company funds among Portfolio Managers. The Adviser was organized under the laws of the State of Delaware on September 11, 2002 and is owned by Aspen Partners, Ltd. and QED CapitalWorks LLC. As of August 31, 2003, the Adviser and its affiliates had assets under management in excess of $55 million.

                  QED CapitalWorks LLC ("QED") manages a Portfolio Account on behalf of ASA Market Neutral Equity Fund. QED is located at the same place of business as the Adviser. QED is responsible for directly managing the Portfolio Account in a style fitting the investment objectives and policies of ASA Market Neutral Equity Fund LLC ("Market Neutral"). QED was organized under the laws of the State of Delaware on February 27, 2002 and is owned by Aspen Partners, Ltd. and Douglas E. Dunn, Ph.D. As of August 31, 2003, QED and its affiliates had assets under management in excess of $55 million.

                  In addition, the Adviser and its affiliates (including QED) serve as introducing broker and exclusive marketing agent to certain private investment funds. The Adviser and its affiliates have raised over $225 million in assets for such funds.

                  The principals of the Adviser and QED are as follows:

                  Douglas E. Dunn, Ph.D., born in 1959, is Chief Investment Officer of Aspen Strategic Alliance, and founder and Managing Director of QED CapitalWorks LLC. Dr. Dunn is responsible for all

__________
* Estimated for the fiscal year ending March 31, 2004 assuming a full year of compensation, excluding out-of-pocket reimbursements.

investment research and portfolio management. He develops and maintains the proprietary strategies, research systems and quantitative methodologies used by the firm.

                  Dr. Dunn has 8 years of experience managing Alternative assets and consulting in Alternatives. He draws on a 19 year career in modeling and simulation research, a Ph.D. in Electrical Engineering, earned in 1989, and a University of Chicago M.B.A. earned in 1996. His experience spans the institutional, hedge fund, and consulting sides of the business. He began his investment career on Wall Street with Goldman Sachs Asset Management, while completing his M.B.A. After graduation he was a Quantitative Analyst with institutional managers Westpeak Investment Advisors, and later, Putnam Investments.

                  Prior to forming his own investment firm in 2001, he was Director of Alternative Manager Research at Graystone Wealth Management, a division of Morgan Stanley. Prior to that he was Director of Research and Portfolio Manager for Brandywine Asset Management, a CTA/Hedge Fund.

                  Before commencing his investment career, Mr. Dunn was Assistant Professor of Electrical Engineering, teaching solid state electronics at the University of Miami, Florida, and North Dakota State University, Fargo from 1991 to 1995. He began his professional career by spending six years as a research engineer in the semiconductor industry in Colorado Springs, during which time he earned his Ph.D. from the University of Colorado. He also holds MS and BSEE degrees in electrical engineering from the University of Kansas (1984 and 1982, respectively). He has published refereed journal articles in various fields of solid state electronics and semiconductor research, and is a member of the Institute of Electrical and Electronics Engineers.

                  Kenneth E. Banwart, born in 1942, is a Chairman and Chief Executive Officer of Aspen Strategic Alliance LLC, and Managing Director of QED CapitalWorks LLC and Aspen Partners, Ltd. Mr. Banwart is primarily responsible for the overall direction of these entities. He has over 30 years' experience in the selection and management of a wide range of alternative investments.

                  Mr. Banwart began his career in 1966 after graduating with a Bachelor of Business Administration degree in Accounting from Wichita State University. From 1966 - 1969 he was with Ernst & Young LLP (formerly Arthur Young & Company) on the audit and tax staff specializing in the securities industry. During this period he became a Certified Public Accountant and was a member of the National Association of CPAs, the Texas Society of CPAs, and the National Association of Accountants. From 1969 to 1978 he was Director of the Tax Incentive Investment Department specializing in the selection and marketing of alternative investments for Rauscher Pierce Refsnes, Inc., a regional NYSE Member Firm with offices throughout the Southwest.

                  Since 1979, Mr. Banwart has primarily had his own businesses involved in the selection and marketing of alternative investments. During this period, he held positions as Co-Chairman of the Board of Red River Feed Yards, Inc., a 100,000 head feedlot located outside Phoenix, Arizona, as Executive Vice President of Robert Stranger & Co., a recognized authority with various publications on alternative investments, and as Executive Vice President of Boston Bay Capital, a firm specializing in the acquisition, renovation and management of certified historic properties. Mr. Banwart is currently a member of the Managed Fund Association and the National Futures Association.

                  Since 1978, Mr. Banwart has not been actively involved in the securities business with respect to maintaining customer accounts but has continued to maintain various securities licenses. Mr. Banwart was subject to a disciplinary action brought by the National Association of Securities Dealers, Inc. ("NASD") in 1998 for failing to notify his licensing broker-dealer of a personal securities account and purchasing public offerings which traded at a premium. The disciplinary action resulted in a censure and a fine of approximately $14,000.

                  James G. Christian, Jr., born in 1971, is President of Aspen Strategic Alliance LLC and Aspen Partners, Ltd., as well as a Managing Director of QED CapitalWorks LLC. Mr. Christian is responsible for marketing and client services and has direct responsibility for daily operations, which includes management of Aspen's regional marketing representatives.

                  Prior to joining Aspen Partners, Mr. Christian was Vice President of Business Development for American Coating Technologies from 1997-1999 where he identified merger and acquisition candidates and structured and negotiated the purchase of such companies. His final responsibility with American Coating involved the sale of the company.

                  Mr. Christian also has Fortune 500 experience with America Home Products where he evolved as a top sales person before leaving to pursue an M.B.A. from the University of South Carolina. He earned his graduate degree in 1996 with an emphasis in International Finance. During this period he also worked as a consultant with the Small Business Development Center where he consulted to local companies in the areas of finance, business development, and marketing. Mr. Christian also has an undergraduate degree in Chemistry from Clemson University which he received in 1993.

                  Jeremy L. Standrod, born in 1975, is Executive Vice President of Aspen Strategic Alliance LLC and Aspen Partners, Ltd., as well as a Managing Director of QED CapitalWorks LLC. He joined Aspen Partners in 1997, and now directs all fundamental operations of the company, including client service, compliance, and all matters of internal operations. His Fund responsibilities include accounting, audit, reporting and tax issues. He also consults with outside managers represented by Aspen on various legal and accounting issues.

                  Mr. Standrod has experience in structuring private offerings, as well as developing procedures and reporting solutions for alternative investment funds. He also has extensive experience developing and implementing technological solutions for back office support.

                  Mr. Standrod's career began on Capitol Hill, where he served in an operations role for the Director of Legislative Affairs in the office of a United States Senator and Democratic National Committee Chairman. There, he worked directly with the Legislative Director to support the Senator's legislative agenda. He holds a B.A. in Political Science from The University of West Georgia.

                  Pursuant to the terms of separate investment advisory agreements entered into between each Company and the Adviser (the "Investment Management Agreements"), the Adviser is responsible for developing, implementing and supervising each Company's investment program and in connection therewith is required to provide investment advice and recommendations to each Company with respect to its investments, investment policies and purchases and sales of securities for each Company and arranging for the purchase and sale of such securities.

                  In addition, pursuant to the terms of separate Administration Agreements with each of the Companies, the Adviser is responsible for assisting in supervising various aspects of each Company's administrative operations, including providing non-investment related statistical and research data, data processing services and clerical and administrative services and supplies; assisting in the preparation and maintenance of such records with respect to its operations as may reasonably be required; furnishing corporate secretarial services; assisting in the preparation and filing of such reports with respect thereto as shall be required by the SEC; assisting in the composition of periodic reports with respect to its operations for Investors; assisting in the composition of proxy materials for meetings of Investors and the composition of such registration statements as may be required by Federal securities laws for the public sale of interests in each Company; assisting each Company in routine regulatory examinations and working closely with any counsel retained to represent the Independent Directors in response to any litigation, investigations or regulatory matters; and assisting in the preparation of each Company's financial statements and coordinating the annual audit of such financial statements by the independent auditors of each Company. The Adviser will also provide each Company with adequate office space, facilities and equipment.

                  Pursuant to the terms of an agreement with Market Neutral, QED is responsible for managing a pool of assets of ASA Market Neutral Equity Fund. QED will select stocks and engage directly in balanced long/short equity strategies that will enable Market Neutral to achieve its investment objective of capital appreciation. The Adviser will be responsible for determining the allocation of assets to QED, but at no time will the Adviser allocate 25% or more of Market Neutral's assets to QED. The Board of Directors will review the appropriateness of the allocation to QED on a quarterly basis.

                  The Sub-Adviser

                  The Adviser is authorized, subject to the approval of the Board and Investors, to retain a sub-adviser to provide any or all of the investment advisory services required to be provided to each Company or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to each Company by a sub-adviser. Accordingly, the Adviser has entered into agreements (the "Sub-Advisory Agreements") with Guidance Capital LLC (the "Sub-Adviser"), a registered investment adviser and each Company, whereby the Sub-Adviser will provide sub-advisory services to each Company. Pursuant to the Sub-Advisory Agreements, the Sub-Adviser will be responsible for performing initial and ongoing due diligence of potential Portfolio Managers to be used by each Company. The Sub-Adviser may also recommend allocations to Portfolio Managers. The Adviser will retain ultimate decision-making authority with respect to the selection of Portfolio Managers for, and the allocation of assets of, each Company.

                  The Sub-Adviser was formed in July 2001. The Sub-Adviser manages other existing private funds of funds, and as of August 31, 2003 had assets under management greater than $225 million. The Sub-Adviser also manages a private investment fund that invests in QED Partners LLC, a private hedge fund managed by QED CapitalWorks LLC, an affiliate of the Adviser.

                  The principals of the Sub-Adviser are as follows:

                  Brian C. Ziv. Brian C. Ziv is a founding member and Chief Investment Officer of the Sub-Adviser. He is also a member of the Sub-Adviser's Investment Committee. Prior to forming the Sub-Adviser, he was Chief Investment Officer of Graystone Wealth Management Services, a division of Morgan Stanley. Mr. Ziv helped guide $8 billion in assets for Graystone clients. He helped found and develop Graystone's consulting practice, serving as the firm's first Director of Research. Mr. Ziv's research includes analysis of hedge funds and hedge fund strategies. He has also done extensive work on tax-sensitive portfolio construction and use of non-traditional investment strategies. He has published articles on a wide range of investment topics, including portfolio strategy, use of hedge funds and investment manager selection.

                  Mr. Ziv has 23 years of investment management and consulting experience. Prior to joining Graystone in 1994, he founded and ran Ziv Asset Management, a value-oriented equity management firm for high net worth clients. The firm also provided a range of specialized investment services to several national investment firms. Mr. Ziv has also served as Chief Investment Officer of Frank Russell Advisers in Chicago.

                  Early in his career, Mr. Ziv was an equity analyst with Kidder, Peabody & Company in New York. He was a member of the Kidder's stock selection committee and shared responsibility for the firm's stock recommendations and its model portfolio.

                  Mr. Ziv holds a B.A. in Philosophy from Princeton University and is a Chartered Financial Analyst. He belongs to the Investment Analysts Society of Chicago and the Association for Investment Management and Research.

                  D. Trowbridge "Toby" Elliman. Toby Elliman is a founding member of the Sub-Adviser and heads the firm's Delaware office. He is also a member of the Sub-Adviser's Investment Committee. Prior to forming the Sub-Adviser, he was Senior Vice President and Financial Advisor with Morgan Stanley. At Morgan Stanley Mr. Elliman worked with major financial institutions developing and marketing alternative investment products. Mr. Elliman helped lead the development and launch of Morgan Stanley Market Street Managed Futures L.P., a commodities futures fund for Morgan Stanley clients. He also worked closely with Oxford Advisors Ltd. in developing and marketing a family of offshore hedge fund products, including the Oxford Strategic Income Fund and the Oxford Strategic Market Neutral Fund. Separately, Mr. Elliman managed $200 million for private clients at Morgan Stanley.

                  Mr. Elliman has 23 years of investment experience. Prior to joining Dean Witter (a predecessor of Morgan Stanley) Mr. Elliman was a private investor managing his own assets. Earlier in his career he was Head of Nonferrous Metals floor trading at Drexel Burnham in New York.
                  Mr. Elliman holds a B.A. in Economics from Hampshire College and earned a CIMA certification while attending Wharton Business School.

                  Jacob Rossof, CFA. Jacob Rossof is a member of the Sub-Adviser, focusing on hedge fund manager research. He is also a member of the Sub-Adviser's Investment Committee. Prior to joining the Sub-Adviser, he was an analyst at Graystone Wealth Management Services, a division of Morgan Stanley. At Graystone he was responsible for recommending and monitoring alternative investment managers across many different strategies.

                  Mr. Rossof has 10 years of investment and consulting experience. Before joining Graystone, he was a Senior Investment Analyst at Ennis, Knupp and Associates where he was responsible for their alternative investment capabilities. Mr. Rossof started his career in 1993 at John Nuveen and Co. At Nuveen, he was primarily responsible for monitoring the performance of a portfolio of municipal bonds.

                  Mr. Rossof holds both a B.A. and an M.A. in Economics from Boston University. He is currently pursuing his second Master's degree in Applied Mathematics from DePaul University. He is a Chartered Financial Analyst and belongs to both the Investment Analysts Society of Chicago and the Association for Investment Management and Research.

                  Christopher Walvoord. Christopher Walvoord is a principal of the Sub-Adviser and a member of its Investment Committee. Mr. Walvoord has seven years of investment management experience. Prior to joining the Sub-Adviser, Mr. Walvoord was Director of Hedge Fund Investments at the Northern Trust Company. At Northern Trust, Mr. Walvoord oversaw all aspects of the investment process for the firm's hedge fund program. He ran four different fund-of-funds with assets of over $400 million. Earlier in his career at Northern Trust, he was a portfolio manager managing over $10 billion in structured short duration credit portfolios. Prior to joining Northern Trust, Mr. Walvoord was an associate at John Nuveen and Co., and a member of its Capital Markets Group, where he modeled municipal derivative transactions for investment banking clients.

                  Mr. Walvoord holds an M.S. in Mechanical Engineering from the University of California at Berkeley and an M.B.A. from the University of Chicago, where he focused on finance and statistics. He also holds a B.A. from the University of Illinois.

                  Barry Brick. Barry Brick is a principal of the Sub-Adviser and its Chief Financial Officer. Mr. Brick is responsible for overseeing all aspects of operations and administration for the Fund. Prior to joining the Sub-Adviser, Mr. Brick worked for 11 years at SEI Investments, first managing a variety of financial and business processes within the firm's Investment Services unit, and later serving as Director of Product Development within the Fund Services Division. Mr. Brick's last position at SEI was developing new business for alternative investment operations, separate account processing, and mutual fund administration and distribution.

                  Earlier in his career, Mr. Brick was a business unit controller at Kidder Peabody & Company and was responsible for financial operations and analysis within the retail brokerage and investment banking divisions.

                  Mr. Brick holds a B.A. in Accounting from the State University of New York at Albany. He also holds an M.B.A. from St. Joseph's University and is a Certified Public Accountant.

                  The Investment Management Agreements and the Sub-Advisory Agreements

                  Pursuant to an investment management agreement between each Company and the Adviser (each an "Investment Management Agreement"), in consideration of services provided by the Adviser, each Company will pay the Adviser a fee (the "Investment Management Fee") computed and paid monthly in arrears at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the last business day of each month. Pursuant to a sub-advisory agreement among each Company, the Adviser and the Sub-Adviser (each a "Sub-Advisory Agreement"),in consideration of the services provided by the Sub-Adviser, the Adviser will pay the Sub-Adviser a fee of 0.75% of the aggregate value of outstanding Interests determined as of the last business day of each month of each Company advised by the Sub-Adviser. The fee paid to the Sub-Adviser is paid out of the Investment Management Fee received by the Adviser, and is not an expense of any Company. The Sub-Adviser may hire additional consultants to assist it with its research activities and pay such consultants out of its sub-advisory fee. Such consultants may include affiliates of the Adviser.

                  For its services, QED will receive an annual management fee, payable monthly in arrears, of 1.7% of the aggregate value of the outstanding Interests of ASA Market Neutral Equity Fund LLC managed by QED in the QED Portfolio Account, determined as of the last business day of each month, and a quarterly incentive allocation of 15% of the net profits earned by the QED Portfolio Account. This incentive allocation will be applied on a "high water mark" basis such that in the event the QED Portfolio Account suffers a net loss with respect to one fiscal quarter, no incentive allocation will be made for any subsequent fiscal quarter until such net loss is first recovered (taking into account allocations to and from the QED Portfolio Account). Pursuant to an arrangement approved by the Board of Directors, the Adviser will allocate less than 25% of ASA Market Neutral Equity Fund LLC's assets to the QED Portfolio Account.

                  The Adviser anticipates making rebates out of its own resources and legitimate profits and in its sole discretion to certain Investors. The Adviser also anticipates making rebates, out of its own resources and in its sole discretion, to certain persons, officers and employees of the Company, the Adviser, the Sub-Adviser and their respective affiliates.

                  The Investment Management Agreements provide that the Adviser will not be liable to each Company for any loss suffered by each Company sustained by reason of good faith errors or omissions of the Adviser or any affiliate of the Adviser, or their respective directors, officers or employees, in connection with the performance by the Adviser of its duties under the Investment Management Agreements, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties under the Investment Management Agreements, or from reckless disregard by the Adviser of its obligations and duties under the Investment Management Agreements.

                  Each Sub-Advisory Agreement provides that the Sub-Adviser will not be liable to the Adviser for any loss suffered by the Adviser in connection with the performance by the Sub-Adviser of its duties under the Sub-Advisory Agreements, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Sub-Adviser or any of its officers, directors or employees in the performance of their duties under the Sub-Advisory Agreements, or from reckless disregard by the Sub-Adviser of its obligations and duties under the Sub-Advisory Agreements.

                  Each Investment Management Agreement was approved by the Board (including a majority of the Independent Directors), at a meeting held in person on October 10, 2003. Each Investment Management Agreement has an initial term expiring two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of each Company; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. Each Investment Management Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of each Company; or by the Adviser. Each Investment Management Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

                  Each Sub-Advisory Agreement was approved by the Board (including a majority of the Independent Directors), at a meeting held in person on October 10, 2003. Each Sub-Advisory Agreement has an initial term of two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of each Company; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement is terminable, without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of each Company; or by the Sub-Adviser. Each Sub-Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

                  The agreement between QED and Market Neutral (the "QED Agreement") was approved by the Board (including a majority of the Independent Directors), at a meeting held in person on October 10, 2003. The QED Agreement has an initial term expiring two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of Market Neutral; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. The QED Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of Market Neutral; or by QED. The QED Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

                  Approval of the Investment Management Agreements and the Sub-Advisory Agreements.

                  In determining whether to approve the Investment Management Agreements and the QED Agreement, the Board considered information provided by the Adviser and QED relating to the experience and qualifications of their investment professionals. The Board noted that the Adviser was presently managing three investment funds in the same style as the Debt Arbitrage Fund, the Hedged Equity Fund and the Market Neutral Fund and that QED currently managed a private Market Neutral Fund. The Board also considered the Adviser's capability and expertise in the Managed Futures sector. It evaluated the nature and scope of advisory and related services that would be required by each Company and concluded that the Adviser and QED have the personnel and resources to provide those services in a manner consistent with each Company's operational requirements and with applicable investment restrictions, regulations and tax and reporting requirements. The Board also considered the business reputation of the Adviser and QED and their financial resources.

                  In connection with its consideration of the Sub-Advisory Agreements, the Board considered the Sub-Adviser's in-house research and due diligence capabilities as well as other resources available to their personnel. Specifically, the Board considered a presentation made by the Sub-Adviser with respect to its process for selecting Portfolio Managers, and its expertise with respect to Debt Arbitrage, Hedged Equity, Market Nuetral and Managed Futures strategies. The Board also considered the Sub-Adviser's particular focus on examining the adequacy of a Portfolio Manager's valuation process as part of its due diligence. The Board concluded that the Sub-Adviser's investment process, research capabilities and philosophy were well-suited for the Companies to be sub-advised by the Sub-Adviser, given each Company's investment program. It evaluated the nature and scope of advisory and related services that would be required by each Company and concluded that the Sub-Adviser has the personnel and resources to provide those services in a manner consistent with each Company's operational requirements and with applicable investment restrictions, regulations and tax and reporting requirements.. The Board also considered the business reputation of the Sub-Adviser and its financial resources.

                  The Board considered the experience of the Adviser, QED and the Sub-Adviser with other investment funds, including its records with respect to regulatory compliance. The Board also evaluated the procedures of the Adviser, QED and the Sub-Adviser designed to fulfill each Adviser's fiduciary duty to each Company with respect to possible conflicts of interest, including their codes of ethics (regulating the personal trading of officers and employees).

                  In addition, the Board considered the fees payable under each agreement. It reviewed information concerning fees paid to investment advisers of similar investment funds and possible economies of scale that would accrue to the Adviser and the Sub-Adviser in providing services from a substantial increase in each Company's net assets. The Board took into account not only the fees to be paid by each Company directly to the Adviser and indirectly to the Sub-Adviser, but also potential "fallout benefits" to the Adviser and the Sub-Adviser, such as enhancement of reputation that might be derived from providing services to each Company. In evaluating the proposed fees, the Board also took into account the nature of investment management services required by each Company. It concluded that the fees to be paid to the Adviser under the Investment Management Agreements and to the Sub-Adviser under the Sub-Advisory Agreements were fair and reasonable, given the scope and expected quality of the services to be rendered.

                  The Board of Directors considered the fees payable to the Adviser and QED jointly due to the affiliation between the entities. In determining that the proposed fees to be charged by each of the

Adviser and QED were appropriate, the Board considered the differences between the services to be performed by each entity to ensure that Investors would not be charged twice for the same services. The Board also considered the fees to be charged to the Companies by other Portfolio Managers of Investment Funds to be held by the Companies to ensure that QED's fees were reasonable. The Board concluded that the fees payable to QED were reasonable. The Board also limited the percentage of Market Neutral's assets that could be allocated to QED to less than 25%. The Board also reserved the right to review the appropriateness of the allocations to QED on a quarterly basis.

Fees and Expenses

                  Each Company will bear its own expenses on an ongoing basis including, but not limited to: the Investment Management Fee; the Investor Servicing Fee, any taxes; investment-related expenses incurred by each Company (e.g., fees and expenses charged by the Portfolio Managers and Investment Funds, costs associated with organizing and operating Portfolio Accounts, placement fees, interest on indebtedness, fees for data and software providers, research expenses, professional fees (including, without limitation, expenses of consultants and experts) relating to investments); fees and expenses for accounting and custody services; the fees and expenses of Fund counsel, any legal counsel retained to represent the Independent Directors and each Company's independent auditors; costs associated with the registration of each Company (other than the costs associated with the initial registration, which shall be borne by the Adviser), including the costs of compliance with Federal and state laws; costs and expenses of holding meetings of the Board and meetings of Investors, including reasonable travel and out-of-pocket expenses of the Members of the Board and any costs associated with the preparation and dissemination of proxy materials; the costs of a fidelity bond and any liability insurance obtained on behalf of each Company or the Board; costs of preparing, printing and distributing reports and other communications to Investors and such other expenses as may be approved by the Board. Each Company will reimburse the Adviser for any of the above expenses that it pays on behalf of each Company.

                  Each Company's organizational and initial offering expenses have been borne voluntarily by the Adviser, not the Company.

Codes Of Ethics

                  Each Company, the Adviser, the Sub-Adviser and the Distributor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act. The codes of ethics are designed to detect and prevent improper personal trading by their respective personnel, including investment personnel, who might compete with or otherwise take advantage of each Company's portfolio transactions. Covered persons include the Directors and the officers and directors of the Adviser and the Sub-Adviser, as well as employees of the Adviser, the Sub-Adviser and the Distributor having knowledge of the investments and investment intentions of each Company. The codes of ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by each Company, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

                  The codes of ethics are included as exhibits to each Company's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

                  The Operating Agreement applicable to each Company provides that each Investor has agreed to indemnify and hold harmless the Company, the Directors, the Adviser, each other Investor and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any Transfer of an Interest made by the Investor in violation of these provisions or any misrepresentation made by the Investor in connection with the Transfer.


                                  TAX ASPECTS

                  The following is a summary of certain aspects of the income taxation of each Company and its Investors which should be considered by a prospective Investor. Each Company has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting each Company, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of each Company as a partnership for Federal income tax purposes.

                  This summary of certain aspects of the Federal income tax treatment of each Company is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in a Company. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

                  EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER TO FULLY UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN EACH COMPANY.

                  In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus regarding liquidity and other financial matters to ascertain whether the investment objectives of each Company are consistent with their overall investment plans. Each prospective tax-exempt Investor is urged to consult its own counsel regarding the acquisition of Interests.

Tax Treatment Of Company Operations

                  Classification of each Company. Each Company has received an opinion of Sidley Austin Brown & Wood LLP, counsel to each Company, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, each Company will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

                  Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in each Company will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). A Company may not be eligible for any of those safe harbors. In particular, a Company will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if it has more than 100 Investors.

                  The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Sidley Austin Brown & Wood LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of each Company as well as the legislative history to Section 7704, the text of the
Section 7704 Regulations and certain representations of the Board, the interests in each Company will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that each Company will not be treated as a publicly traded partnership taxable as a corporation.

                  Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that a Company should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts or otherwise), the taxable income of the Company would be subject to corporate income tax when recognized by that Company; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Investors to the extent of the current or accumulated earnings and profits of that Company; and Investors would not be entitled to report profits or losses realized by that Company.

                  UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF EACH COMPANY, AND THOSE INDIRECTLY ATTRIBUTABLE TO EACH COMPANY AS A RESULT OF IT BEING AN INVESTOR IN AN INVESTMENT FUND.

                  As a partnership, a Company is not itself subject to Federal income tax. Each Company files an annual partnership information return with the Service that reports the results of operations. Each Investor is required to report separately on its income tax return its distributive share of a Company's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Investor is taxed on its distributive share of a Company's taxable income and gain regardless of whether it has received or will receive a distribution from that Company.

                  Allocation of Profits and Losses. Under the Operating Agreement, a Company's net capital appreciation or net capital depreciation for each accounting period is allocated among the Investors and to their capital accounts without regard to the amount of income or loss actually recognized by each Company for Federal income tax purposes. The Operating Agreement with respect to each Company provides that items of income, deduction, gain, loss or credit actually recognized by that Company for each fiscal year generally are to be allocated for income tax purposes among the Investors pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of each Company's net capital appreciation or net capital depreciation allocated to each Investor's capital account for the current and prior fiscal years.

                  Under the Operating Agreement with respect to each Company, the Board has the discretion to allocate specially an amount of a Company's capital gain or loss (including short-term capital gain or loss) for Federal income tax purposes to a withdrawing Investor to the extent that the Investor's capital account differs from its Federal income tax basis in its partnership interest. There can be no assurance that, if the Board makes such a special allocation, the Service will accept such allocation. If such allocation is successfully challenged by the Service, a Company's gains or losses allocable to the remaining Investors would be increased.

                  Tax Elections; Returns; Tax Audits. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the Operating Agreement, the Board, in its sole discretion, may cause a Company to make such an election. Any such election, once made, cannot be revoked without the Service's consent. The actual effect of any such election may depend upon whether any Investment Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

                  The Board decides how to report the partnership items on each Company's tax returns, and all Investors are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which each Company's items have been reported. In the event the income tax returns of a Company are audited by the Service, the tax treatment of that Company's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Investors. An Investor chosen by the Board, designated as the "Tax Matters Partner", has considerable authority to make decisions affecting the tax treatment and procedural rights of all Investors. In addition, the Tax Matters Partner has the authority to bind certain Investors to settlement agreements and the right on behalf of all Investors to extend the statute of limitations relating to the Investors' tax liabilities with respect to Fund items.

Tax Consequences To A Withdrawing Investor

                  An Investor receiving a cash liquidating distribution from each Company, in connection with a complete withdrawal from each Company, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Investor and such Investor's adjusted tax basis in its partnership interest. Such capital gain or loss will be short-term, long-term or some combination of both, depending upon the timing of the Investor's contributions to each Company. However, a withdrawing Investor will recognize ordinary income to the extent such Investor's allocable share of a Company's "unrealized receivables" exceeds the Investor's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by each Company will be treated as an unrealized receivable, with respect to which a withdrawing Investor would recognize ordinary income. An Investor receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Investor's adjusted tax basis in its partnership interest.

                  As discussed above, each Company's Operating Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to a withdrawing Investor to the extent its capital account would otherwise exceed its adjusted tax basis in its partnership interest. Such a special allocation may result in the withdrawing Investor recognizing capital gain, which may include short-term gain, in the Investor's last taxable year in a Company, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                  Distributions of Property. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of Section 731(c)(3)(C)(iii). Each Company will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if an Investor is an "eligible partner", which term should include an Investor whose contributions to each Company consisted solely of cash, the recharacterization rule described above would not apply.

Tax Treatment Of Company Investments

                  In General. Each Company expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

                  Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency Fluctuations--`Section 988' Gains or Losses" below) and certain other transactions described below, each Company expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time each Company maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which a Company's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of each Company./2/

                  The maximum ordinary income tax rate for individuals is 35% and, in general, the maximum individual income tax rate for long-term capital gains is 15%/3/ (unless the taxpayer elects to be taxed at ordinary rates -- see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

                  A Company may realize ordinary income from dividends and accruals of interest on securities. A Company may hold debt obligations with "original issue discount." In such case, a Company
________________
/2/ Generally, in the absence of Regulations requiring it, each Company will not treat positions held through different Portfolio Accounts or Investment Funds as offsetting positions for purposes of the straddle rules.

/3/ Recent tax legislation has reduced the individual tax rate applicable to qualifying dividend income (which includes dividend income from certain foreign corporations) and long-term capital gain to a maximum rate of 15%.

would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. A Company may also acquire debt obligations with "market discount." Upon disposition of such an obligation, a Company generally would be required to treat gain realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held by that Company. A Company may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by a Company in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a non-corporate Investor, may be subject to restrictions on their deductibility. See "Deductibility of Fund Investment Expenditures and Certain Other Expenditures" below. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income./4/

                  Currency Fluctuations--"Section 988" Gains or Losses. To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by a Company frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to each Company's investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses of a Company on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time a Company accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Company actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

                  As indicated above, a Company may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if a Company acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by a Company with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of a Company and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

                  Section 1256 Contracts. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain
_____________
/4/ Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

foreign currency forward contracts and certain options contracts. Under these rules, Section 1256 Contracts held by a Company at the end of each taxable year of the Company are treated for Federal income tax purposes as if they were sold by that Company for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by a Company in computing its taxable income for such year. If a Section 1256 Contract held by a Company at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

                  Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. See "Currency Fluctuations - `Section 988' Gains or Losses." If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on
Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

                  Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, a Company (and any Investment Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by a Company will be accepted by the Service.

                  Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in a Company's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by a Company for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by a Company.

                  Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if a Company holds a short sale position with respect to stock, certain debt obligations or partnership interests that have appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, that Company generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if a Company holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, that Company generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

                  Effect Of Straddle Rules On Investors' Securities Positions. The Service may treat certain positions in securities held (directly or indirectly) by an Investor and its indirect interest in similar securities held by a Company as "straddles" for Federal income tax purposes. The application of the "straddle" rules in such a case could affect an Investor's holding period for the securities involved and may defer the recognition of losses with respect to such securities./5/

                  Limitation on Deductibility of Interest and Short Sale Expenses. For non-corporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest on indebtedness, and any amount allowable as a deduction in connection with property used in a short sale, that is properly allocable to property held for investment). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses treated as interest). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.

                  For purposes of this provision, a Company's activities will be treated as giving rise to investment income for an Investor, and the investment interest limitation would apply to a non-corporate Investor's share of the interest and short sale expenses attributable to that Company's operation. In such case, a non-corporate Investor would be denied a deduction for all or part of that portion of its distributive share of a Company's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources, including the Company. An Investor that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a non-corporate Investor on money borrowed to finance its investment in a Company. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

                  Deductibility of Fund Investment Expenditures and Certain Other Expenditures. Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2%
of adjusted gross income./6/ In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2003, $139,500 or $69,750 for a married person filing a separate return)
to deduct such investment expenses. Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year./7/ Moreover, such investment
_________________
/5/ A Company will not generally be in a position to furnish to Investors information regarding the securities positions of its Investment Funds that would permit an Investor to determine whether its transactions in securities, which are also held by such Investment Funds, should be treated as offsetting positions for purposes of the straddle rules.

/6/ However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. There is a disagreement between two Federal Courts of Appeals on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility. Investors that are trusts or estates should consult their tax advisors as to the applicability of these cases to the investment expenses that are allocated to them.

/7/ The latter limitation on itemized deductions is scheduled to be reduced starting in calendar year expenses are miscellaneous itemized deductions which are not deductible by a non-corporate taxpayer in calculating its alternative minimum tax liability.

                  Pursuant to Temporary Regulations issued by the Treasury Department, these limitations on deductibility should not apply to a non-corporate Investor's share of the trade or business expenses of a Company. These limitations will apply, however, to a non-corporate Investor's share of the investment expenses of a Company (including the Investment Management Fee, and any fee payable to the Directors of an Investment Fund), to the extent such expenses are allocable to an Investment Fund that is not in a trade or business within the meaning of the Code or to the investment activity of a Company. Each Company intends to treat its expenses attributable to an Investment Fund that is engaged in trade or business within the meaning of the Code or to the trading activity of each Company as not being subject to such limitations, although there can be no assurance that the Service will agree.

                  The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, non-corporate Investors should consult their tax advisers with respect to the application of these limitations.

                  No deduction is allowed for a sales load paid by an Investor to acquire an Interest in a Company; instead any such fee will be included in the Investor's adjusted tax basis for its Interest in each Company. To the extent that any portion of the Investor Servicing Fee is treated as a selling expense, such portion would be subject to the same treatment.

                  Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from a Company's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against an Investor's share of such income and gain from a Company. Income or loss attributable to a Company's investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

                  "Phantom Income" from Fund Investments. Pursuant to various "anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company" and "foreign personal holding company" provisions), investments (if any) by a Company in certain foreign corporations may cause an Investor to (i) recognize taxable income prior to that Company's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

                  Tax Shelter Regulations. Some of a Company's investments and/or transactions may give rise to "reportable transactions" under newly adopted regulations concerning the reporting and listing of "tax shelters". Each Company intends to comply with any reporting obligations it may have with respect to its investments and transactions under the regulations. It is also possible that certain of a Company's investments and/or transactions could give rise to a reporting obligation on the part of an Investor. Likewise, under certain circumstances, an Investor may have a reporting obligation with

_____________________
2006 and will be completely eliminated by 2010. However, under a "sunset" provision the limitation on itemized deductions is to be restored in 2011.

respect to a repurchase of its Interest by a Company. Investors should consult their tax advisors with respect to the application of the tax shelter reporting requirements to their investment in a Company.

Foreign Taxes

                  It is possible that certain dividends and interest directly or indirectly received by each Company from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, a Company or an Investment Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax a Company will directly or indirectly pay since the amount of that Company's assets to be invested in various countries is not known.

                  The Investors will be informed by each Company as to their proportionate share of the foreign taxes paid by that Company or an Investment Fund, which they will be required to include in their income. The Investors generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. An Investor that is tax-exempt will not ordinarily benefit from such credit or deduction.

Unrelated Business Taxable Income

                  Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner./8/ This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

                  This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, a Company's income (or loss) from these investments may constitute UBTI.

                  A Company may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock
____________
/8/ With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

does not constitute income from debt financed property for purposes of computing UBTI, a Company will treat its short sales of securities as not involving "acquisition indebtedness" and therefore not resulting in UBTI./9/ To the extent a Company recognizes income (i.e., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

                  To the extent a Company recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain that will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of a Company, an allocable portion of deductions directly connected with that Company's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

                  Since the calculation of a Company's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by each Company from time to time,/10/ it is impossible to predict what percentage of a Company's income and gains will be treated as UBTI for an Investor which is an exempt organization. An exempt organization's share of the income or gains of a Company that is treated as UBTI may not be offset by losses of the exempt organization either from a Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

                  To the extent that a Company generates UBTI, the applicable Federal tax rate for such an Investor generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. A Company will be required to report to an Investor that is an exempt organization information as to the portion, if any, of its income and gains from that Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by a Company is highly complex, and there is no assurance that a Company's calculation of UBTI will be accepted by the Service.

                  In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of a Company's income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in each Company generally should not affect the tax-exempt status of such an exempt organization./11/ However, a
____________
/9/ Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.

/10/ The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in a Company. An exempt organization is required to make estimated tax payments with respect to its UBTI.

/11/ Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Investor should consult its tax adviser in this regard.

charitable remainder trust will not be exempt from Federal income tax under
Section 664(c) of the Code for any year in which it has UBTI. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from each Company. See "ERISA Considerations."

Certain Issues Pertaining To Specific Exempt Organizations

                  Private Foundations. Private foundations and their Directors are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation Director, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation Director may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

                  In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in each Company would most probably be classified as a nonfunctionally related asset. A determination that an interest in each Company is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Investor that is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in each Company. Of course, this factor would create less of a problem to the extent that the value of the investment in a Company is not significant in relation to the value of other assets held by a foundation.

                  In some instances, an investment in a Company by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of each Company, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in each Company in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from a Company is "passive" within the applicable provisions of the Code and Regulations. Although there can be no assurance, the Board believes that each Company will meet such 95% gross income test.

                  A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

                  Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. See "ERISA Considerations."

                  Endowment Funds. Investment Directors of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

State And Local Taxation

                  In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in a Company. State and local tax laws differ in the treatment of limited liability companies such as a Company. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, each Company will attempt to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

                  State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. An Investor's distributive share of the taxable income or loss of a Company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which a Company acquires an interest may conduct business in a jurisdiction which will subject to tax an Investor's share of the partnership's income from that business. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Investor is a resident.


                             ERISA CONSIDERATIONS

                  Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of
Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in each Company.

                  ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "TAX ASPECTS--Unrelated Business Taxable Income" and "--Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in a Company, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in a Company may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

                  Because each Company is registered as an investment company under the Investment Company Act, the underlying assets of a Company should not be considered to be "plan assets" of the ERISA Plans investing in that Company for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, none of the Adviser and the Sub-Adviser or any of the Directors will be fiduciaries within the meaning of ERISA by reason of their authority with respect to any Company.

                  A Benefit Plan that proposes to invest in a Company will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand that Company's investment objectives, policies and strategies, that the decision to invest plan assets in a Company was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

                  Certain prospective Benefit Plan Investors may currently maintain relationships with the Adviser, the Sub-Adviser or the Directors or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Investors should consult with counsel to determine if participation in a Company is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan Investors will be required to represent that the decision to invest in a Company was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in a Company.

                  The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in the Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.


                        ADVERTISING AND SALES MATERIAL

                  Advertisements and sales literature relating to the Companies and reports to Investors may include quotations of investment performance. In these materials, the performance of each Company will normally be portrayed as the net return to an investor in the Company during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray each Company's investment performance.

                  The investment performance of each Company will vary from time to time, and past results are not necessarily indicative of future results.

                  Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing a Company, may also be used to advertise or market a Company, including data and materials prepared by recognized sources of such information. Such information may include comparison of a Company's investment performance to the performance of recognized market indices and other indices. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in a Company.


                     PROXY VOTING POLICIES AND PROCEDURES


                  The Adviser may vote proposals, amendments, consents or resolutions (collectively, "proxies") on behalf of the Funds. QED may vote proxies on behalf of the ASA Market Neutral Equity Fund, relating to that Company's investments in the Portfolio Account managed by QED. Each of the Adviser and QED will vote proxies in the best interest of the relevant Fund and not its own. In voting client proxies, the Adviser and QED shall avoid material conflicts of interest between the own interests on the one hand and the interests of the Company on the other. Generally, the Adviser and QED will support management initiatives if it appears that management is reasonable and that the proposals are not detrimental to the long-term value of the investment. However, the Adviser and QED will review all proxies and, in light of its review of facts and circumstances it deems relevant, may not support existing management proposals. Both the Adviser and QED have specific guidelines addressing how they vote proxies with regard to specific matters. QED does not expect to vote proxies on behalf of the ASA Market Neutral Equity Fund very often because of the length of time that it generally holds positions.



                             FINANCIAL STATEMENTS


         The following comprise the audited and unaudited financial statements for, respectively, ASA Managed Futures Fund LLC, ASA Debt Arbitrage Fund LLC, ASA Hedged Equity Fund LLC and ASA Market Neutral Fund LLC:

               o    Report of Independent Auditors

               o    Audited Statement of Assets.

               o    Notes to the Audited Financial Statements.

               o    Unaudited Financial Statements

               o    Notes to the Unaudited Financial Statements

               o    Financial Highlights as of March 1, 2004

                        Report of Independent Auditors

To the Member and Board of Directors of
   ASA Managed Futures Fund LLC

We have audited the accompanying statement of assets of ASA Managed Futures Fund LLC (the "Fund") as of November 18, 2003. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund at November 18, 2003 in conformity with accounting principles generally accepted in the United States of America.

November 19, 2003

                              Statement of Assets

                               November 18, 2003

ASSETS

Cash                                                                  $100,000
                                                                      ========


Net Assets consist of:

Member Capital Interest                                               $100,000
                                                                      ========



SEE ACCOMPANYING NOTES.

ASA Managed Futures Fund LLC
Statement of Assets
November 18, 2003
Note 1.  Organization

ASA Managed Futures Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund has had no operations through November 18, 2003 other than those related to organizational matters and the sale and issuance of $100,000 of limited liability company interest in the Fund to Aspen Strategic Alliance LLC (the "Adviser"). Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained the Sub-Adviser to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about January 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund. Therefore, no Statement of Operations has been prepared.

Note 2.  Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services, at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC is compensated by the Administrator

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and accounting maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of : (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                         ASA MANAGED FUTURES FUND LLC
                             Financial Statements
                                  (Unaudited)






                       Period from November 18, 2003 to
                                 March 1, 2004

                                                   ASA MANAGED FUTURES FUND LLC

                          Statement of Assets, Liabilities and Members' Capital
                                                                    (Unaudited)
-------------------------------------------------------------------------------
                                                                  March 1, 2004

-------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                             $988,000

-------------------------------------------------------------------------------
Total Assets                                                           988,000
-------------------------------------------------------------------------------

LIABILITIES

Payables:
   Investment Management fee                                                -
   Investor Servicing fee                                                   -
   Professional fees                                                        -
   Administration fee                                                       -
   Other                                                                    -
-------------------------------------------------------------------------------
Total Liabilities                                                           -
-------------------------------------------------------------------------------

Net Assets                                                            $988,000
-------------------------------------------------------------------------------

MEMBERS' CAPITAL

Represented by:
Net capital contributions                                             $988,000
-------------------------------------------------------------------------------

Total Members' Capital                                                $988,000
-------------------------------------------------------------------------------

Net Asset Value per Unit (based on 39,520 units outstanding)            $25.00
-------------------------------------------------------------------------------


                See accompanying Notes to Financial Statements

                                                  ASA MANAGED FUTURES FUND LLC
                                                       Statement of Operations
                                                                   (Unaudited)
-------------------------------------------------------------------------------

                Period from November 18, 2003 to March 1, 2004

-------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                 $                   -
-------------------------------------------------------------------------------

Total Investment Income                                                      -
-------------------------------------------------------------------------------

EXPENSES

Investment Management fee                                                    -
Investor Servicing fee                                                       -
Professional fees                                                            -
Administration fee                                                           -
Miscellaneous                                                                -

Total Expenses-
-------------------------------------------------------------------------------

Net Investment Loss                                                          -
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
UNREALIZED GAIN FROM INVESTMENTS

Change in net unrealized appreciation/depreciation from investments          -
-------------------------------------------------------------------------------

Net Unrealized Gain from Investments                                         -
-------------------------------------------------------------------------------

NET INCREASE IN MEMBERS' CAPITAL
     DERIVED FROM OPERATIONS                             $                   -
-------------------------------------------------------------------------------


                See accompanying Notes to Financial Statements


                                                   ASA MANAGED FUTURES FUND LLC
                                      Statements of Changes in Members' Capital
                                 Period from November 18, 2003 to March 1, 2004
------------------------------------------------------------------------------------------------------

                                             Aspen Strategic
                                             Alliance, L.L.C.           Members                Total
------------------------------------------------------------------------------------------------------
MEMBERS' CAPITAL AT
  INCEPTION OF FUND                              $       -                $    -               $    -

INCREASE (DECREASE) FROM
OPERATIONS
Pro rata allocation:
  Net investment loss                                    -                     -                    -
  Change in net unrealized
    appreciation/depreciation from
    investments                                          -                     -                    -
------------------------------------------------------------------------------------------------------
Net Increase in Members' Capital
    Derived from Operations                              -                     -                    -

MEMBERS' CAPITAL
      TRANSACTIONS
Proceeds from Members' subscriptions
(39,520 units issued)                              100,000               888,000              988,000
------------------------------------------------------------------------------------------------------
Net Increase in Members' Capital
    Derived from Capital Transactions              100,000               888,000              988,000
------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL AT MARCH 1,
2004                                      $        100,000           $   888,000          $   988,000
------------------------------------------------------------------------------------------------------


                See accompanying Notes to Financial Statements



Notes to Financial Statements

March 1, 2004

Note 1.  Organization

ASA Managed Futures Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced operations on March 1, 2004. Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained the Sub-Adviser to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.

Note 2.  Significant Accounting Policies

Net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors. The Fund's investments in Investment Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate. The Fund's investments in the Investment Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds' managers or pursuant to the Investment Funds' agreements. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund's financial statements. Distributions received or withdrawals from Investment Funds, whether in the form of cash or securities, are first applied as a reduction of the investment's cost.

Interest income is recorded on the accrual basis. Realized gains and losses from investment fund transactions are calculated on the identified cost basis. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services, at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Adminsitrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                                                   ASA MANAGED FUTURES FUND LLC
                                                           Financial Highlights

                                Period from November 24, 2004 to March 1, 2004
-------------------------------------------------------------------------------

Net Asset Value, Beginning of Period                       $25.00

Net Investment Income (Loss)                                  -

Realized & Unrealized Gains (Losses) on Investments           -

Net Asset Value, End of Period                              $25.00

Total Return                                                     0%*

Ratio of Net Investment Income (Loss) to Average Net
  Assets                                                         0%**

Ratio of Total Expenses to Average Net Assets                    0%**

Portfolio Turnover Rate                                          0%**

* Total Return assumes the purchase of an interest in the Fund on the first day and a sale of the Fund on the last day of the period noted. Total Returns for a period of less than a full year are not annualized.
** Annualized

                        Report of Independent Auditors



To the Member and Board of Directors of
   ASA Debt Arbitrage Fund LLC

We have audited the accompanying statement of assets of ASA Debt Arbitrage Fund LLC (the "Fund") as of February 24, 2004. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund at February 24, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 27, 2004

                          ASA Debt Arbitrage Fund LLC

                              Statement of Assets

                               February 24, 2004

ASSETS
  Cash                                                             $  100,000
                                                                   ==========



Net Assets consist of :
  Member Capital interest                                          $  100,000
                                                                   ==========



SEE ACCOMPANYING NOTES.

Notes to Financial Statements

February 24, 2004

Note 1.  Organization

ASA Debt Arbitrage Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund has had no operations through February 24, 2004 other than those related to organizational matters and the sale and issuance of $100,000 of limited liability company interest in the Fund to Aspen Strategic Alliance LLC (the "Adviser"). Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained the Sub-Adviser to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.(1) Therefore, no Statement of Operations has been prepared.



-----------------------------------
(1)
             Registration fees                                  $4,045
             Legal fees                                        125,000
             NASD fees                                           5,500
             Blue Sky fees                                      12,500
             Printing                                            1,750
             Total                                            $148,795

Note 2.  Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services , at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Adminstrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                          ASA DEBT ARBITRAGE FUND LLC
                             Financial Statements
                                  (Unaudited)



                       Period from February 24, 2004 to
                                 March 1, 2004

                                                   ASA DEBT ARBITRAGE FUND LLC
                         Statement of Assets, Liabilities and Members' Capital
                                                                   (Unaudited)
------------------------------------------------------------------------------

                                                                 March 1, 2004

------------------------------------------------------------------------------

ASSETS

Investments in Investment Funds, at value (cost $2,995,802)      $   2,995,802
Cash and cash equivalents                                              438,691
-------------------------------------------------------------------------------

Total Assets                                                         3,434,493
-------------------------------------------------------------------------------

LIABILITIES

Payables:

 Investment Management fee                                                   -
 Investor Servicing fees                                                     -
 Professional fees                                                           -
 Administration fee                                                          -
 Other                                                                       -
-------------------------------------------------------------------------------

Total Liabilities                                                            -
-------------------------------------------------------------------------------

Net Assets                                                       $   3,434,493
-------------------------------------------------------------------------------

MEMBERS' CAPITAL
Represented by:
Net capital contributions                                        $   3,434,493
-------------------------------------------------------------------------------

Total Members' Capital                                           $   3,434,493
-------------------------------------------------------------------------------

Net Asset Value per Unit (based on 137,379.72 units outstanding) $       25.00
-------------------------------------------------------------------------------



                See accompanying Notes to Financial Statements

                                                   ASA DEBT ARBITRAGE FUND LLC
                                                       Statement of Operations
                                                                    (Unaudited)

-------------------------------------------------------------------------------

                                 Period from February 24, 2004 to March 1, 2004

-------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                         $           -
-------------------------------------------------------------------------------

Total Investment Income                                                      -
-------------------------------------------------------------------------------

EXPENSES

Investment Management fee                                                    -
Investor Servicing fee                                                       -
Professional fees                                                            -
Administration fee                                                           -
Miscellaneous                                                                -
-------------------------------------------------------------------------------

Total Expenses                                                               -
-------------------------------------------------------------------------------

Net Investment Loss                                                          -
-------------------------------------------------------------------------------

UNREALIZED GAIN FROM INVESTMENTS

Change in net unrealized appreciation/depreciation
from investments                                                             -
-------------------------------------------------------------------------------

Net Unrealized Gain from Investments                                         -
-------------------------------------------------------------------------------

NET INCREASE IN MEMBERS' CAPITAL
    DERIVED FROM OPERATIONS                                      $           -
-------------------------------------------------------------------------------



                See accompanying Notes to Financial Statements


                                                                          ASA DEBT ARBITRAGE FUND LLC
                                                            Statements of Changes in Members' Capital
                                                                                          (Unaudited)
                                                       Period from February 24, 2004 to March 1, 2004
------------------------------------------------------------------------------------------------------

                                         Aspen Strategic
                                         Alliance, L.L.C.           Members                 Total
------------------------------------------------------------------------------------------------------
MEMBERS' CAPITAL AT MARCH 1, 2004               $       -           $          -         $         -


INCREASE (DECREASE) FROM OPERATIONS
Pro rata allocation:
  Net investment loss                                   -                      -                   -
  Change in net unrealized
      appreciation/depreciation from                    -                      -                   -
    investments
------------------------------------------------------------------------------------------------------

Net Increase in Members' Capital
      Derived from Operations                           -                      -                   -
------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL TRANSACTIONS
  Proceeds from Members' subscriptions              1,000              3,433,493           3,434,493
(137,379.72 units issued)
------------------------------------------------------------------------------------------------------
Net Increase in Members' Capital
    Derived from Capital Transactions               1,000              3,433,493           3,434,493
------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL AT MARCH 1, 2004               $   1,000           $  3,433,493         $ 3,434,493
------------------------------------------------------------------------------------------------------


                See accompanying Notes to Financial Statements



                                                                                        ASA DEBT ARBITRAGE FUND LLC
                                                                                   Schedule of Investments in Funds
                                                                                                        (Unaudited)
-------------------------------------------------------------------------------------------------------------------

                                                                                                      March 1, 2004

-------------------------------------------------------------------------------------------------------------------
                                                           Unrealized Gain                            % of
Investment Fund                             Cost           from Investments      Fair Value       Members' Capital
------------------------------------ --------------------  -----------------  ------------------ -------------------
Midway Market Neutral Fund LLC       $     861,943         $                  $        861,943               25.10%

Precept Domestic Fund LP                   500,000                        -            500,000               14.56%

AM Investment D Fund LP                    500,000                        -            500,000               14.56%

TQA Arbitrage Fund LP                      581,751                        -            581,751               16.94%

Zazove Hedged Convertible Fund LP          552,108                        -            552,108               16.08%

                                     --------------------  -----------------  ------------------ -------------------
Total                                $   2,995,802         $              -   $      2,995,802               87.23%

                                     --------------------  -----------------  ------------------ -------------------

Other Assets, less Liabilities                                                         438,691               12.77%
                                                                              ------------------ -------------------

Members' Capital                                                              $      3,434,493              100.00%
                                                                              ================== ===================



                See accompanying Notes to Financial Statements


                                                   ASA DEBT ARBITRAGE FUND LLC
                                                       Statement of Cash Flows

------------------------------------------------------------------------------

                                Period from February 24, 2004 to March 1, 2004

------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in Members' capital derived from operations         $           -
Adjustments to reconcile net increase in Members' capital
  derived from operations to net cash used in operating
  activities:
Purchases of investments                                           (2,995,802)
Change in net unrealized appreciation/depreciation
  from investments                                                           -
------------------------------------------------------------------------------
Net cash used in operating activities                              (2,995,802)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Members' subscriptions                                3,434,493
------------------------------------------------------------------------------
Net cash provided by financing activities                           3,434,493

Net increase in cash and cash equivalents                             438,691
Cash and cash equivalents--beginning of year                                -
------------------------------------------------------------------------------
Cash and cash equivalents--end of year                           $    438,691
------------------------------------------------------------------------------


                See accompanying Notes to Financial Statements

Notes to Financial Statements

March 1, 2004

Note 1.  Organization

ASA Debt Arbitrage Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced operations on March 1, 2004. Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained the Sub-Adviser to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.

Note 2.  Significant Accounting Policies

Net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors. The Fund's investments in Investment Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate. The Fund's investments in the Investment Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds' managers or pursuant to the Investment Funds' agreements. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund's financial statements.

Distributions received or withdrawals from Investment Funds, whether in the form of cash or securities, are first applied as a reduction of the investment's cost.

Interest income is recorded on the accrual basis. Realized gains and losses from investment fund transactions are calculated on the identified cost basis.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services , at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Adminsitrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                                                   ASA DEBT ARBITRAGE FUND LLC
                                                          Financial Highlights
                                                                   (Unaudited)
                                Period from February 24, 2001 to March 1, 2004
------------------------------------------------------------------------------

Net Asset Value, Beginning of Period                              $      25.00

Net Investment Income (Loss)                                                 -

Realized & Unrealized Gains (Losses) on Investments                          -

Net Asset Value, End of Period                                    $      25.00


Total Return                                                               0%*


Ratio of Net Investment Income (Loss) to Average Net Assets               0%**


Ratio of Total Expenses to Average Net Assets                             0%**

Portfolio Turnover Rate                                                   0%**


* Total Return assumes the purchase of an interest in the Fund on the first day and a sale of the Fund on the last day of the period noted. Total Returns for a period of less than a full year are not annualized.

** Annualized

                        Report of Independent Auditors

To the Member and Board of Directors of
     ASA Hedged Equity Fund LLC

We have audited the accompanying statement of assets of ASA Hedged Equity Fund LLC (the "Fund") as of February 24, 2004. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund at February 24, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 27, 2004

                          ASA Hedged Equity Fund LLC

                              Statement of Assets

                               February 24, 2004


ASSETS
  Cash                                                          $    100,000
                                                                ============




Net Assets consist of:
  Member Capital interest                                       $    100,000
                                                                ============



SEE ACCOMPANYING NOTES.

Notes to Financial Statements

February 24, 2004

Note 1.  Organization

ASA Hedged Equity Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund has had no operations through February 24, 2004 other than those related to organizational matters and the sale and issuance of $100,000 of limited liability company interest in the Fund to Aspen Strategic Alliance LLC (the "Adviser"). Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained the Sub-Adviser to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.(1) Therefore, no Statement of Operations has been prepared.



-----------------
(1)
        Registration fees                             $4,045
        Legal fees                                   125,000
        NASD fees                                      5,500
        Blue Sky fees                                 12,500
        Printing                                       1,750
                                                       -----
        Total                                       $148,795

Note 2.  Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services, at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Administrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                          ASA HEDGED EQUITY FUND LLC
                             Financial Statements
                                  (Unaudited)



                       Period from February 24, 2004 to
                                 March 1, 2004

                                                    ASA HEDGED EQUITY FUND LLC
                                          Statement of Assets, Liabilities and
                                                              Members' Capital
                                                                   (Unaudited)
------------------------------------------------------------------------------

                                                                 March 1, 2004

------------------------------------------------------------------------------

ASSETS

Investments in Investment Funds, at value (cost $2,594,514)      $   2,594,514
Cash and cash equivalents                                              537,551
------------------------------------------------------------------------------

Total Assets                                                         3,132,065
------------------------------------------------------------------------------

LIABILITIES

Payables:
  Investment Management fee                                                  -
  Investor Servicing fee                                                     -
  Professional fees                                                          -
  Administration fee                                                         -
  Other                                                                      -
------------------------------------------------------------------------------
Total Liabilities                                                            -
------------------------------------------------------------------------------
Net Assets                                                       $   3,132,065
------------------------------------------------------------------------------

MEMBERS' CAPITAL

Represented by:
Net capital contributions                                        $   3,132,065
------------------------------------------------------------------------------

Total Members' Capital                                           $   3,132,065
------------------------------------------------------------------------------

Net Asset Value per Unit (based on 125,282.60 units outstanding) $       25.00
------------------------------------------------------------------------------

                See accompanying Notes to Financial Statements

                                                    ASA HEDGED EQUITY FUND LLC
                                                       Statement of Operations
                                                                   (Unaudited)
------------------------------------------------------------------------------

                                Period from February 24, 2004 to March 1, 2004
------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                           $         -
-------------------------------------------------------------------------------

Total Investment Income                                                      -
-------------------------------------------------------------------------------

EXPENSES

Investment Management fee                                                    -
Investor Servicing fee                                                       -
Professional fees                                                            -
Administration fee                                                           -
Miscellaneous                                                                -
-------------------------------------------------------------------------------

Total Expenses                                                               -
-------------------------------------------------------------------------------

Net Investment Loss                                                          -
-------------------------------------------------------------------------------

UNREALIZED GAIN FROM INVESTMENTS

Change in net unrealized appreciation/depreciation from investments          -
-------------------------------------------------------------------------------

Net Unrealized Gain from Investments                                         -
-------------------------------------------------------------------------------

NET INCREASE IN MEMBERS' CAPITAL
      DERIVED FROM OPERATIONS                                      $         -
-------------------------------------------------------------------------------


                See accompanying Notes to Financial Statements

                                                                                                         ASA HEDGED EQUITY FUND LLC
                                                                                          Statements of Changes in Members' Capital
                                                                                                                        (Unaudited)
                                                                                    Period from February 24, 2004 to March 1, 2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Aspen Strategic
                                                               Alliance, L.L.C.          Members                 Total
----------------------------------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL AT INCEPTION OF FUND                         $          -            $         -              $       -


INCREASE (DECREASE) FROM OPERATIONS
Pro rata allocation:                                                     -                      -                      -
    Net investment loss                                                  -                      -                      -
    Change in net unrealized                                             -                      -                      -
      appreciation/depreciation from investments                         -                      -                      -
----------------------------------------------------------------------------------------------------------------------------------
Net Increase in Members' Capital Derived from Operations                 -                      -                      -
----------------------------------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL TRANSACTIONS
  Proceeds from Members' subscriptions (125,282.60
    units issued)                                                        1,000                  3,131,065              3,132,065
----------------------------------------------------------------------------------------------------------------------------------
Net Increase in Members' Capital
Derived from Capital Transactions                                        1,000                  3,131,065              3,132,065
----------------------------------------------------------------------------------------------------------------------------------
MEMBERS' CAPITAL AT MARCH 1, 2004                                     $  1,000                $ 3,131,065            $ 3,132,065
----------------------------------------------------------------------------------------------------------------------------------

                See accompanying Notes to Financial Statements

                                                                                                       ASA HEDGED EQUITY FUND LLC
                                                                                                 Schedule of Investments in Funds
                                                                                                                      (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    March 1, 2004

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 Unrealized Gain                                          % of
                                                                       from                                              Members'
              Investment Fund                Cost                   Investments              Fair Value                  Capital
------------------------------------  --------------------    -----------------------    ---------------------  -------------------
Buckingham Partners LP                $           691,161     $                    -         $ 691,161                      22.07%
CRM Roaring Brook Fund LP                         585,000                          -           585,000                      18.68%
Seamark Fund LP                                   765,245                          -           765,245                      24.43%
The Elkhorn Fund LLC                              553,107                          -           553,108                      17.66%

                                      --------------------    ----------------------     ---------------------  -------------------
Total                                        $  2,594,514     $                    -         $ 2,594,514                    82.84%
                                      --------------------    -----------------------    ---------------------  -------------------

Other Assets, less Liabilities                                                                   537,551                    17.16%
                                                                                         ---------------------  -------------------

Members' Capital                                                                             $ 3,132,065                   100.00%
                                                                                          =====================  ===================



                See accompanying Notes to Financial Statements

                                                                                                        ASA HEDGED EQUITY FUND LLC
                                                                                                           Statement of Cash Flows
                                                                                                                       (Unaudited)
----------------------------------------------------------------------------------------------------------------------------------

                                                                                   Period from February 24, 2004 to March 1, 2004

----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in Members' capital derived from operations                                                    $       -
Adjustments to reconcile net increase in Members' capital derived from operations to net cash used in operating activities:
Purchases of investments                                                                                  (2,594,514)
Change in net unrealized appreciation/depreciation from
     investments                                                                                                    -
----------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                                     (2,594,514)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Members' subscriptions                                                                        3,132,065
----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                                   3,132,065

Net increase in cash and cash equivalents                                                                     537,551
Cash and cash equivalents--beginning of year                                                                        -
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of year                                                                    $   537,551
----------------------------------------------------------------------------------------------------------------------



                See accompanying Notes to Financial Statements

Notes to Financial Statements

March 1, 2004

Note 1.  Organization

ASA Hedged Equity Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced operations on March 1, 2004. Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained the Sub-Adviser to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.

Note 2.  Significant Accounting Policies

Net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors. The Fund's investments in Investment Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate. The Fund's investments in the Investment Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds' managers or pursuant to the Investment Funds' agreements. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund's financial statements.

Distributions received or withdrawals from Investment Funds, whether in the form of cash or securities, are first applied as a reduction of the investment's cost.

Interest income is recorded on the accrual basis. Realized gains and losses from investment fund transactions are recorded on the identified cost basis.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services, at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Adminsitrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                                                    ASA HEDGED EQUITY FUND LLC
                                                          Financial Highlights
                                                                   (Unaudited)
                               Period from February 24, 2004 to March 1, 2004
------------------------------------------------------------------------------

Net Asset Value, Beginning of Period                                   $ 25.00

Net Investment Income (Loss)                                             -

Realized & Unrealized Gains (Losses) on Investments                      -

Net Asset Value, End of Period                                         $ 25.00


Total Return                                                              0%*


Ratio of Net Investment Income (Loss) to Average Net Assets               0%**

Ratio of Total Expenses to Average Net Assets                             0%**

Portfolio Turnover Rate                                                   0%**

* Total Return assumes the purchase of an interest in the Fund on the first day and a sale of the Fund on the last day of the period noted. Total Returns for a period of less than a full year are not annualized.

** Annualized

                        Report of Independent Auditors


To the Member and Board of Directors of
  ASA Market Neutral Equity Fund LLC

We have audited the accompanying statement of assets of ASA Market Neutral Equity Fund LLC (the "Fund") as of February 24, 2004. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund at February 24, 2004 in conformity with accounting principles generally accepted in the United States of America.


February 27, 2004

                      ASA Market Neutral Equity Fund LLC

                              Statement of Assets

                               February 24, 2004


ASSETS
  Cash                                                               $ 100,000
                                                                     =========




Net Assets consist of:
  Member Capital interest                                            $ 100,000
                                                                     =========



SEE ACCOMPANYING NOTES.

Notes to Financial Statements

February 24, 2004

Note 1.  Organization

ASA Market Neutral Equity Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund has had no operations through February 24, 2004 other than those related to organizational matters and the sale and issuance of $100,000 of limited liability company interest in the Fund to Aspen Strategic Alliance LLC (the "Adviser"). Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.(1) Therefore, no Statement of Operations has been prepared.


-----------------------
(1)
        Registration fees                       $4,045
        Legal fees                             125,000
        NASD fees                                5,500
        Blue Sky fees                           12,500
        Printing                                 1,750
                                                 -----
        Total                                 $148,795

Note 2.  Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services, at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Adminstrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                      ASA MARKET NEUTRAL EQUITY FUND LLC
                             Financial Statements
                                  (Unaudited)









                       Period from February 24, 2004 to
                                 March 1, 2004

                                            ASA MARKET NEUTRAL EQUITY FUND LLC

                         Statement of Assets, Liabilities and Members' Capital
                                                                   (Unaudited)
------------------------------------------------------------------------------

                                                                 March 1, 2004

------------------------------------------------------------------------------
ASSETS

Investment in Investment Funds, at value (cost $2,302,993)          $2,302,993
Cash and cash equivalents                                            1,035,541

------------------------------------------------------------------------------
Total Assets                                                         3,338,534
------------------------------------------------------------------------------

LIABILITIES

Payables:
   Investment Management fee                                                 -
   Investor Servicing fee                                                    -
   Professional fees                                                         -
   Administration fee                                                        -
   Other                                                                     -
------------------------------------------------------------------------------
Total Liabilities                                                            -
------------------------------------------------------------------------------

Net Assets                                                          $3,338,534
------------------------------------------------------------------------------

MEMBERS' CAPITAL

Represented by:
Net capital contributions                                           $3,338,534
------------------------------------------------------------------------------

Total Members' Capital                                              $3,338,534
------------------------------------------------------------------------------

Net Asset Value per Unit (based on 39,520 units outstanding)            $25.00
------------------------------------------------------------------------------

                See accompanying Notes to Financial Statements

                                            ASA MARKET NEUTRAL EQUITY FUND LLC
                                                       Statement of Operations
                                                                   (Unaudited)
------------------------------------------------------------------------------

                               Period from February 24, 2004 to March 1, 2004
------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                           $         -
------------------------------------------------------------------------------

Total Investment Income                                                      -
------------------------------------------------------------------------------

EXPENSES
Investment Management fee                                                    -
Investor Servicing fee                                                       -
Professional fees                                                            -
Administration fee                                                           -
Miscellaneous                                                                -

Total Expenses                                                               -
------------------------------------------------------------------------------

Net Investment Loss                                                          -
------------------------------------------------------------------------------

------------------------------------------------------------------------------
UNREALIZED GAIN FROM INVESTMENTS

Change in net unrealized appreciation/depreciation from investments          -
------------------------------------------------------------------------------

Net Unrealized Gain from Investments                                         -
------------------------------------------------------------------------------

NET INCREASE IN MEMBERS' CAPITAL
       DERIVED FROM OPERATIONS                                     $         -
------------------------------------------------------------------------------


                See accompanying Notes to Financial Statements

                                                                                               ASA MARKET NEUTRAL EQUITY FUND LLC
                                                                                        Statements of Changes in Members' Capital
                                                                                                                      (Unaudited)
                                                                                   Period from February 24, 2004 to March 1, 2004
---------------------------------------------------------------------------------------------------------------------------------

                                                                  Aspen Strategic
                                                                  Alliance, L.L.C.               Members                   Total
---------------------------------------------------------------------------------------------------------------------------------
MEMBERS' CAPITAL AT
      INCEPTION OF FUND                                           $       -                 $         -               $         -

INCREASE (DECREASE) FROM OPERATIONS
Pro rata allocation:
  Net investment loss                                                     -                           -                         -
  Change in net unrealized appreciation/depreciation from
      investments                                                         -                           -                         -
---------------------------------------------------------------------------------------------------------------------------------
Net Increase in Members' Capital Derived from Operations                  -                           -                         -

MEMBERS' CAPITAL TRANSACTIONS
Proceeds from Members' subscriptions (39,520 units issued)                1,000                 3,337,534               3,337,534
---------------------------------------------------------------------------------------------------------------------------------
Net Increase in Members' Capital Derived from Capital
      Transactions                                                        1,000                 3,337,534               3,337,534
---------------------------------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL AT MARCH 1, 2004                                 $       1,000             $   3,337,534             $ 3,337,534
---------------------------------------------------------------------------------------------------------------------------------

                See accompanying Notes to Financial Statements

                                                                                             ASA MARKET NEUTRAL EQUITY FUND LLC

                                                                                               Schedule of Investments in Funds
                                                                                                                    (Unaudited)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 March 1, 2004
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
                                                                         Unrealized
                                                                          Gain from                             % of
                  Investment Fund                        Cost           Investments        Fair Value       Members' Capital
-----------------------------------------------  -----------------  -------------------  ---------------  ---------------------
Boston Partners Long/Short Equity L.P.              $   530,340         $                    $530,340                15.89%
SSI Long/Short Equity Market Neutral L.P.               499,642                   -           499,642                14.97%
QED Partners LLC                                        773,011                               773,011                23.15%
Imperium Market Neutral Fund L.P.                       500,000                   -           500,000                14.98%

Total                                               $ 2,302,993         $                  $2,302,993                68.98%
                                                 -----------------  -------------------  ---------------  ---------------------
Other Assets, less Liabilities                                                              1,035,541                31.02%
                                                 -----------------  -------------------  ---------------  ---------------------
Members' Capital                                                                           $3,338,534               100.00%
                                                                                         ===============  =====================

                See accompanying Notes to Financial Statements

                                                                                               ASA MARKET NEUTRAL EQUITY FUND LLC

                                                                                                          Statement of Cash Flows
                                                                                                                      (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                  Period from February 24, 2004 to March 1, 2004

---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net increase in Members' capital derived from operations
Adjustments to reconcile net increase in Members' capital derived from operations to net cash used in operating activities:
Purchases of investments                                                                                              (2,302,993)
Change in net unrealized appreciation/depreciation from investments
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                                                 (2,302,993)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Members' subscriptions                                                                                    3,338,534
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                                               3,338,534

Net increase in cash and cash equivalents                                                                               1,035,541
Cash and cash equivalents--beginning of year                                                                                    -
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of year                                                                                  1,035,541
----------------------------------------------------------------------------------------------------------------------------------

                See accompanying Notes to Financial Statements

Notes to Financial Statements

March 1, 2004

Note 1.  Organization

ASA Market Neutral Equity Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced operations on March 1, 2004. Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained the Sub-Adviser to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.

Note 2.  Significant Accounting Policies

Net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors. The Fund's investments in Investment Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate. The Fund's investments in the Investment Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds' managers or pursuant to the Investment Funds' agreements. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund's financial statements.

Distributions received or withdrawals from Investment Funds, whether in the form of cash or securities, are first applied as a reduction of the investment's cost.

Interest income is recorded on the accrual basis. Realized gains and losses from transactions in investment funds are recorded on the identified cost basis.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services, at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Adminsitrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

                                             ASA MARKET NEUTRAL EQUITY FUND LLC
                                                           Financial Highlights
                                                                    (Unaudited)
                                Period from February 24, 2004 to March 1, 2004
-------------------------------------------------------------------------------

Net Asset Value, Beginning of Period                                    $25.00

Net Investment Income (Loss)                                                 -

Realized & Unrealized Gains (Losses) on Investments                          -

Net Asset Value, End of Period                                          $25.00

Total Return                                                               0%*

Ratio of Net Investment Income (Loss) to Average Net Assets               0%**

Ratio of Total Expenses to Average Net Assets                             0%**

Portfolio Turnover Rate                                                   0%**

 * Total Return assumes the purchase of an interest in the Fund on the first day and a sale of the Fund on the last day of the period noted.
       Total Returns for a period of less than a full year are not annualized. ** Annualized

PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


     (1)  Financial Statements: - See Part B.


     (2)  Exhibits:

          (a)  (i) Certificate of Formation of Registrant.(a)

               (ii) Operating Agreement of Registrant.(b)

          (b)  Not applicable.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

          (f)  Not applicable.

          (g) (i) Investment Advisory Agreement between the Registrant and Aspen Strategic Alliance LLC (the "Adviser").(c)

               (ii) Sub-Advisory Agreement between the Registrant and Guidance
                    Capital LLC (the "Sub-Adviser").(c)

               (iii) Portfolio Account Management Agreement between the
                    Registrant and QED CapitalWorks LLC.(c)

          (h) Underwriting Agreement between the Registrant and PFPC Distributors, Inc. (the "Distributor").(c)

          (i)  Not applicable.

          (j) (i) Custodian Agreement between the Registrant and PFPC Trust Company.(c)

               (ii) Portfolio Account Custodian Agreement between the
                    Registrant and Custodial Trust Company.(c)

--------
(a) Previously filed with Registrant's initial registration statement (Reg. No. 333-106724, 811-21391) on July 1, 2003 (the "Registration Statement").

(b) Previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on September 25, 2003.

(c) Previously filed as an Exhibit to Pre-Effective Amendment No. 2 to the Registration Statement on November 24, 2003.

          (k)  (i)   Administration Agreement between the Registrant and Aspen
               Strategic Alliance LLC.(d)

               (ii) Sub-Administration, Accounting and Investor Services Agreement among Aspen Strategic Alliance LLC, the Registrant and PFPC Inc.(d)

               (iii) Form of Investor Servicing Agreement between the
                     Registrant and the Distributor.(d)

               (iv) Escrow Agreement among the Registrant, Aspen Strategic Alliance, LLC and PFPC, Inc.(c)

          (l)  Opinion and Consent of Sidley Austin Brown & Wood LLP.(c)

          (m)  Not applicable.

          (n)  Consent of Independent Auditors.

          (o)  Not applicable.

          (p)  Form of Agreement Regarding Provision of Initial Capital.

          (q)  Not applicable.

          (r) (i) Code of Ethics of the Registrant, Adviser and QED CapitalWorks LLC.(d)

               (ii) Code of Ethics of the Sub-Adviser.(d)

               (iii) Code of Ethics of the Distributor.(b)

ITEM 25.  MARKETING ARRANGEMENTS

          Not applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           Registration fees                                  $4,045
           Legal fees                                        125,000
           NASD fees                                           5,500
           Blue Sky fees                                      12,500
           Printing                                            1,750

                                                               -----

           Total                                            $148,795

The Adviser is voluntarily paying the Registrant's organizational and initial offering expenses.

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

          None.


--------
(d) Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 of ASA Managed Futures Fund LLC (File Nos. 333-106718, 811-21390) filed on November 24, 2003.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

          As of the date of filing this Registration Statement, the Registrant had one record owner of its Interests.

ITEM 29. INDEMNIFICATION

         The Fund's Operating Agreement (Exhibit 2(a)(i) hereto) provides for indemnification of the Fund's Directors and officers. The effect of these provisions is to provide indemnification for each of the Fund's Directors and officers against liabilities and counsel fees reasonably incurred in connection with the defense of any legal proceeding in which such Director or officer may be involved by reason of being or having been a Director or officer, except with respect to any matter as to which such Director or officer shall have been finally adjudicated to be liable to the Fund or its investors by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Director's or officer's office.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF THE ADVISER

          (a) The Adviser is the investment adviser to the Fund, and its business is summarized in Part A and Part B of this Registration Statement under the section entitled "Management of the Companies." Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of the Adviser during the last two fiscal years is incorporated by reference to Form ADV filed by the Adviser with the SEC under the Investment Advisers Act of 1940, as amended (SEC File No. 801-62192).

          (b) The Portfolio Account Manager advises a Portfolio Account for the Registrant, and its business is summarized in Part A and Part B of this Registration Statement under the section entitled "Management of the Companies." Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of the Adviser during the last two fiscal years is incorporated by reference to Form ADV filed by the Adviser with the SEC under the Investment Advisers Act of 1940, as amended (SEC File No. 801-61975).

          (c) The Sub-Adviser is the sub-adviser to the Fund, and its business is also summarized in Part A and Part B of this Registration Statement under the section entitled "Management of the Companies." Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of the Sub-Adviser during the last two fiscal years is incorporated by reference to Form ADV filed by the Sub-Adviser with the SEC under the Investment Advisers Act of 1940, as amended (SEC File No. 801-61850).

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

          The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are in the possession of Aspen Strategic Alliance LLC at its offices at 817 W Peachtree Street, NW, Suite 400, Atlanta, GA 30308-1144.

ITEM 32.  MANAGEMENT SERVICES

          The registrant has not entered into any contracts relating to management services other than those described at Part A and Part B of the Registration Statement.

ITEM 33.  UNDERTAKINGS

     1.   Not applicable.

     2. The Registrant undertakes to file a post-effective amendment with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons.

     3.   Not applicable.

     4.   The Registrant undertakes

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

          (1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (3) to include any material information with respect of the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5. Not applicable.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and the State of Georgia on the 23rd day of March, 2004.


                                       ASA MARKET NEUTRAL EQUITY FUND LLC
                                              (Registrant)



                                       By:  /s/ Jeremy Standrod
                                            ----------------------------
                                            (Jeremy Standrod, Vice President)

     Each of the undersigned hereby authorizes Jeremy Standrod or Jocelyn Fulmor, or any of them as attorney-in-fact, to sign on his or her behalf, individually and in his or her capacity stated below, any amendments to the Registration Statement (including post-effective amendments) and to file the same, with all exhibits thereto, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following person in the capacities and on the date indicated.


              Signature                                           Title                               Date
-------------------------------------------           ------------------------------------      -----------------

 James Christian*                                     President (Chief Executive Officer)       March 23, 2004
-------------------------------------------           and Director
         (James Christian)

 /s/ Jeremy Standrod                                  Vice President and Treasurer (Chief       March 23, 2004
-------------------------------------------           Financial Officer)
         (Jeremy Standrod)

 Kenneth Banwart*                                     Director                                  March 23, 2004
-------------------------------------------
         (Kenneth Banwart)

 Douglas Dunn*                                        Director                                  March 23, 2004
-------------------------------------------
         (Douglas Dunn)

 Richard Glidden*                                     Director                                  March 23, 2004
-------------------------------------------
         (Richard Glidden)

 Matthew Kenigsberg*                                  Director                                  March 23, 2004
-------------------------------------------
         (Matthew Kenigsberg)

 James Martin*                                        Director                                  March 23, 2004
-------------------------------------------
         (James Martin)

 Becky Lynn Mathre*                                   Director                                  March 23, 2004
-------------------------------------------
         (Becky Lynn Mathre)


         By:  /s/ Jeremy L. Standrod
              ----------------------
              (Jeremy L. Standord, Attorney-in-fact)